PROSPECTUS
                              HOPFED BANCORP, INC.
                         (PROPOSED HOLDING COMPANY FOR
                       HOPKINSVILLE FEDERAL SAVINGS BANK)
                   Up to 3,047,500 Shares of the Common Stock
                                $10.00 Per Share

     HopFed Bancorp, Inc. (the "Company"), a Delaware corporation, is offering up to 3,047,500 shares, subject to adjustment, of its common stock, par value $.01 per share (the "Common Stock"), in connection with the conversion of Hopkinsville Federal Savings Bank (the "Bank") from a federal mutual savings bank to a federal stock savings bank and the issuance of the Bank's capital stock to the Company pursuant to the Plan of Conversion (the "Plan") of the Bank. The conversion of the Bank, the acquisition of all the outstanding capital stock of the Bank by the Company and the issuance and sale of the Common Stock are collectively referred to herein as the "Conversion."

     The shares of Common Stock are being offered pursuant to nontransferable subscription rights ("Subscription Rights") in a subscription offering (the "Subscription Offering"). Subscription Rights are not transferable, and persons who attempt to transfer their Subscription Rights may lose the right to subscribe for stock in the Conversion and may be subject to other sanctions and penalties imposed by the Office of Thrift Supervision ("OTS"). The Company may offer any shares of the Common Stock not subscribed for in the Subscription Offering in a community offering (the "Community Offering") to certain members of the general public to whom the Company delivers a copy of this Prospectus and a stock order form (the "Stock Order Form"), with preference given to natural persons and trusts of natural persons who are permanent residents of Calloway, Christian, Todd and Trigg Counties, Kentucky. The Subscription Offering and the Community Offering are hereinafter referred to as the "Offerings." The Company and the Bank may, in their absolute discretion, reject any orders in the Community Offering in whole or in part.

     The Common Stock has been approved for quotation on the Nasdaq Stock Market under the symbol "HFBC." See "Market for the Common Stock."

For information on how to subscribe, please call the Stock Information Center at
                                (502) 881-4001.

PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE DISCUSSION UNDER
                      "RISK FACTORS" BEGINNING ON PAGE 1.

                           -------------------------

THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY STATE SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, OFFICE OR CORPORATION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.


================================================================================
                                                     Estimated
                                                     Fees and      Estimated Net
                                Purchase Price (1)  Expenses (2)    Proceeds (3)
================================================================================
Per Share (4)...................  $      10.00       $    0.26      $       9.74
--------------------------------------------------------------------------------
Total Minimum...................  $ 22,525,000       $ 700,000      $ 21,825,000
--------------------------------------------------------------------------------
Total Midpoint..................  $ 26,500,000       $ 700,000      $ 25,800,000
--------------------------------------------------------------------------------
Total Maximum...................  $ 30,475,000       $ 700,000      $ 29,775,000
--------------------------------------------------------------------------------
Total Maximum, as adjusted (5)..  $ 35,046,250       $ 700,000      $ 34,346,250
================================================================================


                                                   (footnotes on following page)

INVESTMENT BANK SERVICES, INC.            FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                The date of this Prospectus is ___________, 1997

          The total number of shares to be issued in the Conversion may be significantly increased or decreased to reflect market and financial conditions at the completion of the Conversion. The aggregate purchase price of all shares of Common Stock will be based on the estimated pro forma market value of the Bank, as converted, as determined by an independent appraisal. All shares of Common Stock will be sold for $10.00 per share (the "Purchase Price"). With the exception of the ESOP, which intends to purchase 8% of the total number of shares of the Common Stock issued in the Conversion, no Eligible Account Holder, Other Member or person in the Community Offering may purchase more than $250,000 of the shares of the Common Stock issued in the Conversion. In addition, no person (together with associates and persons acting in concert therewith) may purchase in the aggregate more than the $500,000 of the shares of the Common Stock issued in the Conversion. The maximum overall purchase limitation and the amount permitted to be subscribed for may be increased or decreased under certain circumstances in the sole discretion of the Company and the Bank. The minimum purchase is 25 shares. See "The Conversion -- Limitations on Purchase of Shares."

          THE SUBSCRIPTION OFFERING WILL EXPIRE AT 4:00 P.M., LOCAL TIME, ON ___________, 1997, UNLESS EXTENDED BY THE COMPANY FOR UP TO AN ADDITIONAL 45 DAYS. THE COMMUNITY OFFERING, IF ANY, MAY COMMENCE WITHOUT NOTICE AT ANY TIME AFTER THE COMMENCEMENT OF THE SUBSCRIPTION OFFERING AND MAY TERMINATE AT ANY TIME WITHOUT NOTICE, BUT MAY NOT TERMINATE LATER THAN _______, 1997. An executed Stock Order Form, once received by the Bank, may not be modified, amended or rescinded without the consent of the Bank. Subscriptions paid by check, cash or money order will be held in a separate account at the Bank established specifically for this purpose, and interest will be paid at the Bank's passbook rate from the date payment is received until the Conversion is completed or terminated. In the case of payments to be made through withdrawal from deposit accounts at the Bank, all sums authorized for withdrawal will continue to earn interest at the contract rate until the date of the completion of the Conversion but, following completion of the Conversion, funds withdrawn from deposit accounts and used to purchase the

                                                   (continued on following page)
--------------------------
(footnotes from preceding table)

(1) The estimated aggregate value of the Common Stock is based on an independent appraisal by National Capital Companies, LLC ("National Capital") as of ____________, 1997. See "The Conversion -- Stock Pricing and Number of Shares to be Issued." Based on such appraisal, the Company has determined to offer up to 3,047,500 shares, subject to adjustment, at a purchase price of $10.00 per share (the "Purchase Price"). The final aggregate value will be determined at the time of closing of the Conversion and is subject to change due to changing market conditions and other factors. If a change in the final valuation is required, an appropriate adjustment will be made in the number of shares being offered within a range of 2,252,500 shares at the minimum of the Estimated Valuation Range (defined herein) to 3,047,500 shares at the maximum of the Estimated Valuation Range and, with OTS approval, to 3,504,625 shares at approximately 15% above the maximum of the Estimated Valuation Range.
(2) Includes estimated printing, postage, legal, accounting and miscellaneous expenses which will be incurred in connection with the Conversion. Also includes estimated fees, sales commissions and reimbursable expenses to be paid to the Agents of $225,000. The actual fees and expenses may vary from the estimates. See "Pro Forma Data" for the assumptions underlying these estimates. The Agents may each be deemed to be underwriters, and certain amounts to be paid to the Agents may be deemed to be underwriting compensation for purposes of the Securities Act of 1933, as amended (the "Securities Act"). The Company and the Bank have agreed to indemnify the Agents against certain liabilities arising out of their services in connection with the Conversion.
(3) Includes the ESOP's expected purchase of 8% of the shares sold in the Conversion with funds borrowed from the Company. Does not reflect a possible purchase after the Conversion by a management recognition plan of a number of shares equal to up to 4% of the shares to be issued in the Conversion with funds contributed by the Bank. See "Capitalization" and "Pro Forma Data."
(4) Based on the midpoint of the Estimated Valuation Range. At the minimum, maximum and 15% above the maximum of the Estimated Valuation Range, the estimated fees and expenses, including underwriting discounts and commissions, per share are expected to be $0.31, $0.23 and $0.20, respectively, and the estimated net proceeds per share are expected to be $9.69, $9.77 and $9.80, respectively.
(5) Gives effect to an increase in the number of shares of up to 15% above the maximum of the Estimated Valuation Range which could occur without a resolicitation of subscribers or any right of cancellation and which would be due to an increase in the Estimated Valuation Range to reflect changes in market and financial conditions. See "The Conversion -- Stock Pricing and Number of Shares to be Issued."

(continued from preceding page)
Common Stock will no longer be deposit accounts and will not be insured by the Federal Deposit Insurance Company ("FDIC"), the Bank Insurance Fund, the Savings Association Insurance Fund ("SAIF") or any other governmental agency. If the Conversion is not completed within 45 days after the last day of the Subscription Offering (which date will be no later than __________, 1997) and the OTS consents to an extension of time to complete the Conversion, subscribers must affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering and may, in the alternative, modify or cancel their subscriptions. See "The Conversion -- Subscription for Stock in Subscription and Community Offerings."

     The Bank and the Company have retained Investment Bank Services, Inc. ("IBS") and Friedman, Billings, Ramsey & Co., Inc. ("FBR") (hereinafter referred to as the "Agents"), to provide financial and sales assistance in connection with the Offerings. The Agents are each a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Agents have agreed to use their best efforts to assist the Bank and the Company with the sale of the Common Stock in the Offerings. The Agents have no obligation to, and will not take or purchase, any shares in the Offerings.

      [MAP OF KENTUCKY AND EXPANDED MAP OF COUNTIES IN BANK'S MARKET AREA,
            WITH LOCATIONS NOTED OF BANK'S MAIN OFFICE AND BRANCHES]



THE BANK'S CONVERSION TO A STOCK ORGANIZATION IS CONTINGENT UPON APPROVAL OF THE PLAN OF CONVERSION BY ITS MEMBERS, THE SALE OF AT LEAST THE MINIMUM NUMBER OF SHARES OFFERED PURSUANT TO THE PLAN OF CONVERSION AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS IMPOSED BY THE OTS IN ITS APPROVAL.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, risk factors and financial statements, including the related notes, appearing elsewhere in this Prospectus. Terms used but not defined herein are defined elsewhere in this Prospectus.

HopFed Bancorp, Inc.

     The Company was incorporated under the laws of the State of Delaware in May 1997 at the direction of the Board of Directors of the Bank for the purpose of serving as a holding company of the Bank upon the conversion of the Bank from mutual to stock form. Approval from the OTS to acquire control of the Bank, subject to satisfaction of certain conditions, is pending. Prior to the Conversion, the Company has not engaged and will not engage in any material operations. Upon consummation of the Conversion, the Company will have no significant assets other than the outstanding capital stock of the Bank, a portion of the net proceeds of the Conversion and a note receivable from the ESOP. Following the Conversion, the Company's principal business will be overseeing and directing the business of the Bank and investing the net Conversion proceeds retained by it, and the Company will register with the OTS as a savings and loan holding company.

Hopkinsville Federal Savings Bank

     General. The Bank is a federal mutual savings bank headquartered in Hopkinsville with five offices: two offices in Hopkinsville (located in Christian County) and one office in each of Murray (Calloway County), Cadiz (Trigg County) and Elkton (Todd County), Kentucky. The Bank was chartered by the Commonwealth of Kentucky in 1879 under the name Hopkinsville Building and Loan Association. In 1940, the Bank converted to a federal mutual savings association and received federal insurance of its deposit accounts. In 1983,
the Bank became a federal mutual savings bank and adopted its current name.   At
June 30, 1997, the Bank had total assets of $202.5 million, total deposits of $181.4 million and total equity of $18.3 million.

     The Bank is subject to examination and comprehensive regulation by the OTS, and the Bank's savings deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. The Bank is a member of and owns capital stock in the Federal Home Loan Bank ("FHLB") of Cincinnati, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves to be maintained and certain other matters. Regulations significantly affect the operations of the Bank. See "Regulation -- Regulation of the Bank."

     Historically, the Bank has operated as a traditional savings institution by emphasizing the origination of loans secured by first mortgages on one-to-four family residences. At June 30, 1997, $80.2 million, or 81.5% of the Bank's net loan portfolio, consisted of one-to-four family residential mortgage loans, all of which are originated on properties in its market area of Christian, Calloway, Todd and Trigg Counties in Kentucky. See "Business of the Bank -- Market Area." Substantially all of these loans have terms of up to 25 years, and are adjustable rate loans.

     Business Strategy. The Bank is a community-oriented savings institution offering traditional deposit and loan products to meet the needs of its market area. The Bank emphasizes the origination of adjustable-rate one-to-four family residential mortgage loans secured primarily by owner-occupied properties in its market area. Additionally, due in part to the significant competition for lending in the Bank's market area and lower customer demand in the recent low interest rate environment for adjustable rate one-to-four family residential mortgage loans compared to 30-year fixed rate mortgage loans for which the Bank generally does not compete, the Bank has invested a substantial amount of funds in adjustable-rate mortgage-backed instruments and other securities. The need to find alternative investment options to one-to-four family loans was exacerbated by the Bank's practice prior to 1996 of aggressively seeking deposit liabilities from within its market area by offering above-market deposit rates. The resulting inflow of cash increased the Bank's total assets each year until it reached $212.6 million at December 31, 1995. Because of the weak demand in the Bank's market area for its loan products, the Bank invested the deposits into lower-yielding assets such as U.S. government and agency obligations and mortgage-backed securities. At the same time, the Bank incurred significant interest expense to attract and retain deposits at a level deemed appropriate by the Bank. This combination of lower overall yields and higher interest expense decreased the Bank's profitability as reflected in the decline in its interest rate spread to 0.84% for the year ended December 31, 1995 from 1.09% for the year ended December 31, 1994.

                                      (i)

     In 1996, the Bank began repricing its deposit liabilities so that its interest rates were more consistent with the rates offered by other financial institutions in its market area. This resulted in a decrease in deposits of $10.9 million at December 31, 1996 and a corresponding decrease in interest expense during 1996, which had the effect of increasing net interest income by $1.0 million from December 31, 1995 to December 31, 1996. The Bank intends to continue its strategy of offering deposits at not greater than market rates while emphasizing the ongoing shift of funds from investments in mortgage-backed and other securities to adjustable-rate mortgage loans depending upon loan demand in the Bank's market area. See "Business of the Bank -- Lending Activities."

     As a result of the Bank's revised business strategy, the Bank's interest rate spread increased to 1.35% for the year ended December 31, 1996, from 0.84% for the year ended December 31, 1995. During 1996, the Bank was required to pay a one-time deposit insurance assessment of $1.2 million (before taxes) to the SAIF. See Note 13 of Notes to Financial Statements and "Regulation -- Regulation of the Bank -- Federal Deposit Insurance." This special assessment was imposed on all thrift institutions in September 1996, and the Bank's net income, return on average assets and return on average equity for 1996 was $195,000, 0.09% and 1.19%, respectively. Excluding the effect of this one-time assessment, the Bank's net income, return on average assets and return on average equity for 1996 would have been $1,007,000, 0.48% and 6.15%, respectively. In comparison, the Bank's 1995 net income, return on average assets and return on average equity was $412,000, 0.20% and 2.64%, respectively. See "Selected Financial and Other Data." The Bank intends to continue this revised business strategy while maintaining its focus as a community-based financial institution serving the housing-related financing needs of customers in its market area. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Highlights. Financial and operating characteristics of the Bank include the following:

     Community Orientation. The Bank has been committed to meeting the financial needs of the community in which it has operated for over 117 years. The Bank believes that with its long-term presence in the community, it is well positioned to provide personalized and efficient financial services to a loyal customer base. Management believes that the Bank can be more effective in servicing its customers because of the Bank's ability to quickly and effectively provide responses to customer needs and inquiries. Management plans to continue to emphasize the community orientation of the Bank and believes that this emphasis will represent a continuing competitive advantage to the Bank.

     Capital Strength. At June 30, 1997, the Bank exceeded all of its minimum regulatory capital requirements, with tangible and core capital of 7.74% of adjusted total assets and risk-based capital of 21.53% of total risk-weighted assets. See "Regulation -- Regulation of the Bank -- Regulatory Capital." As a result of the Conversion, assuming the Company retains 50.0% of the net proceeds of the Conversion at the midpoint of the Estimated Valuation Range, at June 30, 1997, the Bank would have had pro forma stockholders' equity of approximately $28.0 million, or 13.0% of pro forma total assets, and the Company would have had pro forma consolidated stockholders' equity of $40.9 million, or 17.9% of total pro forma consolidated assets. See "Historical and Pro Forma Regulatory Capital Compliance."

     Asset Quality. As a result of the conservative application by management of the Bank's underwriting criteria, the Bank has only experienced insignificant losses in its loan portfolio over the past five years. Further, through its aggressive loan management process, the Bank has significantly minimized its non-performing assets. At December 31, 1996 and 1995 and at June 30, 1997, the Bank's nonperforming assets to total assets were 0.13%, 0.06% and 0.11% respectively. No loans have been accounted for on a nonaccrual basis in the last five years, or in the six months ended June 30, 1997. In addition, the Bank does not have any property that it has foreclosed and which would be reflected on the Bank's financial records as real estate owned ("REO"). The Bank's allowance for loan losses at June 30, 1997 totaled $227,000.

The Conversion

     The Board of Directors of the Bank adopted the Plan of Conversion (the "Plan") on May 21, 1997 pursuant to which the Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank, and will thereafter operate as a wholly owned subsidiary of a newly organized holding company formed by the Bank. See "The Conversion." Upon consummation of the Conversion, the Bank will issue all of its outstanding capital stock to the Company in exchange for at least 50% of the net proceeds from the sale of the Common Stock by the Company in the Conversion.

     The OTS has approved the Plan, subject to approval by the members of the Bank at a special meeting of members to be held on ____________, 1997 (the "Special Meeting") and satisfaction of certain other conditions. The OTS has also

                                     (ii)
approved the Company's application to acquire all of the capital stock of the Bank and thereby become a savings and loan holding company.

     The Conversion is subject to certain conditions, including the prior approval of the Plan by the members of the Bank and the OTS.

Stock Pricing and Number of Shares to be Issued

     Federal regulations require that the aggregate purchase price of the Common Stock to be issued in the Conversion be consistent with an independent appraisal of the estimated pro forma market value of the Common Stock following the Conversion. National Capital, a firm experienced in valuing savings institutions, has made an independent appraisal of the estimated aggregate pro forma market value of the Common Stock to be issued in the Conversion. National Capital has determined that as of ______________, 1997, such estimated pro forma market value was $26,500,000. See "The Conversion -- Stock Pricing and Number of Shares to be Issued." The resulting valuation range in National Capital's appraisal, which under OTS regulations extends 15% below and above the estimated pro forma value, is from $22,525,000 to $30,475,000 (the "Estimated Valuation Range"). The Company, in consultation with its advisors, has determined to offer the shares of Common Stock in the Conversion at the Purchase Price of $10.00 per share. The appraisal will be further updated immediately prior to the completion of the Conversion and could be increased to up to $35,046,250 without a resolicitation of subscribers based on market and financial conditions at the completion of the Conversion.

     The total number of shares to be issued in the Conversion may be increased or decreased without a resolicitation of subscribers so long as the aggregate purchase price is not less than the minimum or more than 15% above the maximum of the Estimated Valuation Range. Based on the Purchase Price of $10.00 per share, the total number of shares which may be issued without a resolicitation of subscribers is from 2,252,500 to 3,504,625. For further information, see "The Conversion -- Stock Pricing and Number of Shares to be Issued."

The Offerings

     The shares of Common Stock to be issued in the Conversion are being offered at the Purchase Price of $10.00 per share in the Subscription Offering pursuant to nontransferable Subscription Rights in the following order of priority: (i) Eligible Account Holders (i.e., depositors whose accounts in the Bank totaled $50.00 or more on March 31, 1996); (ii) the ESOP (i.e., the Company's tax-qualified stock benefit plan); (iii) Supplemental Eligible Account Holders (i.e., depositors whose accounts in the Bank totaled $50.00 or more on June 30, 1997, other than Eligible Account Holders); and (iv) Other Members (i.e., certain depositors and borrower members of the Bank as of ___________, 1997, other than Eligible Account Holders or Supplemental Eligible Account Holders). Subscription Rights received in any of the foregoing categories will be subordinated to the Subscription Rights received by those in a prior category, with the exception that any shares of Common Stock sold in excess of the maximum of the Estimated Valuation Range may first be sold to the ESOP.

     The Company may offer any shares of Common Stock not subscribed for in the Subscription Offering in the Community Offering at the Purchase Price to members of the general public to whom the Company delivers a copy of this Prospectus and the Stock Order Form. In the Community Offering, preference will be given to natural persons and trusts of natural persons who are permanent residents of Calloway, Todd, Christian and Trigg Counties, Kentucky. Subscription Rights will expire if not exercised by 4:00 p.m., local time, on ____________, 1997, unless extended (the "Expiration Date"). The Company and the Bank reserve the absolute
                                   ---------------------------------------------
right to accept or reject any orders in the Community Offering, in whole or in
------------------------------------------------------------------------------
part, either at the time of receipt of an order or as soon as practicable
-------------------------------------------------------------------------
following the Expiration Date.
------------------------------

     The Bank and the Company have engaged the Agents to consult with and advise the Company and the Bank with respect to the Offerings, and the Agents have agreed to solicit subscriptions and purchase orders for shares of Common Stock in the Offerings. See "The Conversion -- Plan of Distribution and Marketing Arrangements."

     The Bank has established a Stock Information Center, which will be managed by IBS, to coordinate the Offerings, including tabulation of orders and answering questions about the Offerings by telephone (502-881-4001). All subscribers will be instructed to mail payment to the Stock Information Center or deliver payment directly to the office of the Bank. Payment for shares of Common Stock may be made by cash (if delivered in person), check or money order or by authorization of withdrawal from deposit accounts maintained with the
Bank.   If payment  is made through  such deposit account authorization, funds in the account to be used for such payment will not be available for withdrawal and will not be

                                     (iii)
released until the Conversion is completed or terminated or if the subscriber fails to affirmatively confirm his or her order in the event of a resolicitation. See "The Conversion -- Subscriptions for Stock in the Offerings."

     The Plan provides that the Conversion must be completed within 24 months after the date of the approval of the Plan by the members of the Bank. The Plan has been approved by the OTS and is subject to the approval of the Bank's members at the Special Meeting to be held on ____________, 1997.

Purchase Limitations

     With the exception of the ESOP, which intends to purchase 8% of the total number of shares of Common Stock issued in the Conversion, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member nor person in the Community Offering may purchase more than $250,000 of the shares of Common Stock offered in the Conversion. In addition, no person (together with associates and persons acting in concert therewith) may purchase in the aggregate more than $500,000 of the shares of Common Stock offered in the Conversion. The maximum overall purchase limitation and the amount permitted to be subscribed for may be increased or decreased under certain circumstances in the sole discretion of the Company. The minimum purchase is 25 shares. See "The Conversion -- Limitations on Purchase of Shares." In the event of an oversubscription, shares will be allocated as provided in the Plan. See "The Conversion -- Subscription Offering," and "-- Community Offering."

Potential Benefits of Conversion to Management

     In connection with the Conversion, the Company and the Bank intend to implement stock benefit plans, the primary effect of which is to compensate members of the Board of Directors and senior management through the use of stock and stock options, and enter into employment agreements with senior officers of the Company and the Bank. Also as part of the Conversion, the Company will adopt the ESOP for the benefit of employees of the Bank, including senior management.

     Option Plan. The Board of Directors of the Company intends to implement the Option Plan, contingent upon receipt of OTS approval and stockholder approval at a meeting held no earlier than six months following completion of the Conversion. Pursuant to the Option Plan, a number of options to purchase shares equal to 10% of the shares of Common Stock issued in the Conversion would be reserved for future issuance by the Company. Assuming 2,650,000 shares of Common Stock are issued in the Conversion (assuming issuance of shares for the Purchase Price at the midpoint of the Estimated Valuation Range) and receipt of the required approvals, the Company currently plans to grant options to purchase 265,000 shares of Common Stock, of which options to purchase 53,000 shares of Common Stock will be granted to Bruce Thomas, President and Chief Executive Officer of the Bank, and options to purchase 212,000 shares of Common Stock will be granted to all executive officers and directors as a group (9 persons, including the Chief Executive Officer), respectively, under the Option Plan in the year following the Conversion. In addition, the Company currently plans to grant options to purchase 53,000 shares of Common Stock to four officers of the Bank who are not executive officers. The exercise price of the options, which would be granted at no cost to the recipients, would be equal to the fair market value of the underlying Common Stock on the date the option is granted. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Stock Option Plan." The exercise of options granted under the Option Plan could have a dilutive effect on existing stockholders. See "Risk Factors -- Possible Dilutive Effect of MRP and Stock Options."


     MRP. The Board of Directors of the Company intends to implement the HopFed Bancorp, Inc. Management Recognition Plan ("MRP"), subject to receipt of OTS approval and to stockholder approval at a meeting of the Company's stockholders held no earlier than six months following the Conversion. Subject to the receipt of such approvals, the MRP will purchase an amount of shares after the Conversion equal to up to 4% of the shares issued in the Conversion (106,000 shares at the midpoint of the Estimated Valuation Range) for issuance to executive officers, other officers and directors of the Bank and the Company. At the Purchase Price in the Conversion of $10.00 per share, the shares to be awarded under the MRP to the directors and executive officers of the Company would have a value of $848,000. Assuming 2,650,000 shares of Common Stock are issued in the Conversion (at the midpoint of the Estimated Valuation Range) and receipt of the required approvals, the Company currently plans to award 21,200 shares of Common Stock to Bruce Thomas, President and Chief Executive Officer, and 84,800 shares of Common Stock to all executive officers and directors as a group (9 persons, including the Chief Executive Officer), respectively, under the MRP in the year following the Conversion. In addition, the Company currently plans to award 21,200 shares of Common Stock to four officers of the Bank who are not executive

                                     (iv)
officers. However, no shares will be awarded under the MRP prior to receipt of regulatory and stockholder approval. Awards under the MRP would be granted at no cost to the recipients thereof. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan." The award of shares of Common Stock under the MRP could have a dilutive effect on existing stockholders. See "Risk Factors -- Possible Dilutive Effect of MRP and Stock Options."

     Employment Agreements. At the time the Conversion is consummated, the Company and the Bank each intend to enter into separate employment agreements with Bruce Thomas, Peggy R. Noel, and Boyd M. Clark, each of whom is currently an executive officer of the Company and the Bank. See "Business -- Management of the Company" and "-- Management of the Bank." Each agreement has a term of one year, renewable annually at the discretion of the Board of Directors of the Company or the Bank. The officers will receive their current base salary under the employment agreements with the Bank and a guarantee of their salary under the employment agreements with the Company. In addition, the officers will be eligible to participate in bonus and other employee plans and benefits offered by the Company or the Bank. Each of the agreements also provides for continued payment to the officers or their survivors in the case of disability or death. Further, the agreements provide that the officers will receive payments if they are terminated without just cause, and up to 2.99 times their base salaries if they are terminated in connection with a change in the control of the Company or the Bank. See "Management of the Bank -- Certain Benefit Plans and Agreements -
- Employment Agreements."

     Other Benefits. In addition to the Option Plan and the MRP, the following benefits may or will be realized as a result of the Conversion: (i) under the ESOP, employees of the Bank, including the executive officers, will have shares of Common Stock allocated to their respective accounts in the ESOP and (ii) the President and Chief Executive Officer of the Bank (to be President of the Company and the Bank following the Conversion) has entered into an employment agreement with the Bank and the Company to serve in his post-Conversion positions.

     In addition to the possible financial benefits under the benefit plans, management could benefit from certain statutory and regulatory provisions, as well as certain provisions in the Company's Certificate of Incorporation and Bylaws, that may tend to promote the continuity of existing management. See "Management of the Bank --Director Compensation," " -- Executive Compensation" and " -- Certain Benefit Plans and Agreements," "Certain Restrictions on Acquisitions of the Company and the Bank" and "Certain Anti-takeover Provisions in the Certificate of Incorporation and Bylaws."

Prospectus Delivery and Procedure for Purchasing Shares

     To ensure that each subscriber receives a Prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no Prospectus will be mailed any later than five days prior to the Expiration Date or hand delivered any later than two days prior to such date. Execution of a Stock Order Form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock Order Forms will be distributed only with a Prospectus. The executed Stock Order Form along with an executed certification form must be accompanied by payment by check, money order, bank draft or withdrawal authorization to an existing account at the Bank.

     To ensure that Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, as well as for purposes of allocating shares based on subscribers' deposit balances in the event of oversubscription, such persons must list all of their deposit accounts at the Bank on the Stock Order Form. Failure to list all such deposit accounts may result in the inability of the Company or the Bank to fill all or part of a subscription order. Neither the Company, the Bank nor any of their agents shall be responsible for any order on which all deposit accounts of the subscriber have not been fully and accurately disclosed.

Non-transferability of  Subscription Rights

     Applicable federal regulations provide that prior to the completion of the Conversion, no person shall transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the Subscription Rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Persons violating such prohibition may lose their right to subscribe for stock in the Conversion and may be subject to sanctions by the OTS. Each person exercising subscription rights will be required to certify that his or her purchase of common stock is solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares.

                                      (v)

Use of Proceeds

     The proceeds retained by the Company after funding the ESOP initially will be invested in short-term and intermediate-term securities, including cash and cash equivalents and U.S. government and agency obligations. Also, such proceeds will be available for a variety of corporate purposes, including funding the MRP, if the MRP is implemented, future acquisitions and diversification of business, additional capital contributions, dividends to stockholders and future stock repurchases of the Common Stock to the extent permitted by applicable regulations. The Company currently has no specific plans, intentions, arrangements or understandings regarding any acquisitions or repurchases.

     The portion of the net proceeds from the sale of the Common Stock in the Conversion to be distributed to the Bank by the Company will substantially increase the Bank's capital position, which will in turn increase the amount of funds available for lending and investment and provide greater resources to support current operations by the Bank.

Dividends

     The Company currently intends, subject to the factors noted below, to declare and pay a regular quarterly dividend commencing after the first full calendar quarter following completion of the Conversion. It is currently anticipated that the annual amount of such dividends will be equal to approximately 3% of the Purchase Price (which is equal to a quarterly dividend of $0.075 per share). Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions and other factors that the Board of Directors deem relevant, and there can be no assurance that dividends will be paid. See "Dividend Policy" and "Regulation -- Regulation of the Bank -- Limitation on Capital Distributions."

Risk Factors

     Investors should consider various issues that could affect the Company and thus the value of their investment in the Common Stock, including (i) the Bank's historically low net interest margins and returns; (ii) the anticipated low return on equity following the Conversion; (iii) the uncertainty as to the existence of growth opportunities for the Company and the Bank; (iv) the effect of Fort Campbell on the economy of the Bank's market area; (v) the potential impact of changes in government policies concerning tobacco products; (vi) the potential effects of changes in interest rates and economic conditions; (vii) provisions in the Company's Certificate of Incorporation and Bylaws as well as statutory provisions that could discourage a hostile acquisition of the Company;
(viii) the appraisal of the estimated pro forma market value of the Common Stock to be sold in the Conversion is not indicative of the future price of the Common Stock; (ix) no assurance of an active trading market for the Common Stock and the possibility of stock price volatility; (x) possible income tax consequences of the distribution of subscription rights; (xi) the possible dilutive effect of the MRP and stock options; (xii) the potential impact on voting control of purchases by management; (xiii) the potential cost of stock benefit plans; and
(xiv) the potential cost of the unfunded portion of the Bank's pension plan.
See "Risk Factors" for a discussion of these and other issues.

                                     (vi)

                                  RISK FACTORS

          In addition to the other information in this Prospectus, the following factors should be carefully considered before investing in the Common Stock offered hereby.

          The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein or in the documents incorporated by reference herein.

The Bank's Historically Low Net Interest Margins and Returns

          The Bank has historically experienced a low return on its assets and a low return on its equity because of its now-discontinued policy of increasing its deposit base by paying above-market interest rates. See "Management's Discussion and Analysis -- Current Business Strategy." This higher cost is reflected in the Bank's low net interest margin, which in turn affects the Bank's return on assets and return on equity. See "Selected Financial Information and Other Data." Further, because these rates were offered on time certificates of deposit with maturities greater than one year, the Bank's profitability will continue to be affected by the higher interest expense of these deposits. The average interest rate paid by the Bank on time deposits was 5.14% in 1994, 5.92% in 1995 and 5.48% in 1996. At June 30, 1997, approximately
$44.1 million of the Bank's time deposits would not mature until after at least one year. See "Business of the Bank -- Deposit Activity and Other Sources of Funds -- Deposits. The ability of the Bank to adjust the rates it charges on its adjustable rate loans to offset this higher cost is limited by the Bank's use of a lagging interest rate index, which does not readily reflect changes in the interest rate environment. See "Business of the Bank -- Lending." Thus, the Bank is not currently able to match the costs of attracting or maintaining deposits with the yields it can earn on its loans. Although the Bank has since revised its deposit policy to reflect market rates and intends to replace the lagging interest rate index with a rate index that more rapidly reflects changes in interest rates, it is uncertain whether the Bank's net interest margins and returns on equity and assets will correspondingly improve.

Anticipated Low Return on Equity Following Conversion

          The Company's return on equity (i.e., net income divided by average equity for the period) following the Conversion is expected to be significantly lower than the Bank's historical return on equity because of the infusion of additional capital from the Offerings. At June 30, 1997, the Bank's ratio of total equity to total assets was 9.02%, and, assuming the sale of 2,650,000 shares in the Conversion (i.e., the midpoint of the Estimated Valuation Range), the Company's ratio of total equity to total assets is expected to be 17.9% on a consolidated basis. See "Capitalization" and "Historical and Pro Forma Regulatory Capital Compliance." This increase in equity will prevent the Company from maintaining a return on equity at the levels historically maintained by the Bank unless it is accompanied by a corresponding increase in the Company's net income. The Company and the Bank intend to use the net proceeds for investments and loan originations to increase earnings per share, without assuming inappropriate risk. There can be no assurance that the Company will be able to increase net income in future periods to the same extent as the rate of increase in equity resulting from the Conversion. If the Company is not able to achieve a return on equity comparable to results achieved by publicly traded financial institutions with similar characteristics, the market price of the Common Stock may be adversely affected.

Uncertainty as to Existence of Growth Opportunities

          In order to fully deploy post-Conversion capital, the Bank may seek to expand into suitable market areas by either establishing one or more new branches or by acquiring another financial institution or branches of another financial institution if sufficient growth opportunities are not available in its market area. The Company's ability to expand internally by establishing new branch offices is dependent on its ability to identify advantageous branch office locations and generate new deposits and loans from those locations that will create an acceptable level of net income for the Company. At the same time, the Company's ability to grow through selective acquisitions of other financial institutions or branches of such institutions is dependent on successfully identifying, acquiring and integrating such institutions or branches. There can be no assurance the Company will be able to generate internal growth or to identify attractive acquisition candidates, acquire such candidates on favorable terms or successfully integrate any acquired institutions or branches into the Company.

Effect of Fort Campbell on Economy of the Bank's Market Area

          The economy of the Bank's market area, which consists of Calloway, Christian, Todd and Trigg Counties, Kentucky, is affected in part by the operations of Fort Campbell, an Army base located approximately 11 miles south of Hopkinsville, Kentucky. For example, during the military conflict in the Persian Gulf in 1990 through 1991, certain of the Bank's borrowers who operated rental residential properties experienced severe vacancy rates. Further, much of the recent housing construction in the area has been for personnel at the base. In addition, recent international developments and budgetary constraints within the U.S. military establishment have resulted in closures of military facilities around the country. In the event the operations of Fort Campbell were to be reduced or closed, or a future military conflict were to result in the prolonged deployment of a significant number of the personnel from Fort Campbell, the economy in the Bank's market could suffer severe adverse effects. Although management is not aware of any plans to close or limit the operations at Fort Campbell, there can be no assurance that such change would not occur with little or no notice.

Potential Impact of Changes in Government Policies Concerning Tobacco Products

          The economy of the Bank's primary market area is significantly influenced by the growth and sale of tobacco and tobacco products. As a result, the economy in the Bank's primary market area is significantly affected by policies of federal, state and foreign governments concerning tobacco. Any changes in governmental policies which tend to reduce financial support for tobacco production or reduce the demand for and sale of tobacco products is likely to have a negative impact on the economy in the Bank's primary market area and a resulting negative impact upon the Bank's financial condition and results of operations.

Potential Effects of Changes in Interest Rates and Economic Conditions

          Effect on Net Interest Income.   The results of operations of the Bank
are materially affected by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. The results of operations of the Bank depend to a large extent on its level of "net interest income," which is the difference between interest income on interest-earning assets, such as loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, such as savings deposits and borrowings. The Bank has attempted to manage the sensitivity of its earnings to interest rate fluctuations by, among other measures, emphasizing adjustable-rate loans and investment securities and other loans such as consumer loans that adjust more rapidly to changes in interest rates. Nevertheless, a sustained increase in market interest rates could adversely affect the Bank's earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset and Liability Management" and "Business of the Bank -- Lending Activities" and " -- Deposit Activities and Other Sources of Funds."

          Effect on Securities.   In addition to affecting interest income and
expenses, changes in interest rates also can affect the value of the Bank's investment portfolio, a substantial portion of which is comprised of fixed-rate instruments. Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates. The Bank has sought to reduce the vulnerability to changes in interest rates by managing the nature and composition of its securities portfolio and by maintaining a high level of liquid assets. As a consequence of the fluctuation in interest rates, the carrying value of the Bank's held-to-maturity securities, including mortgage-backed securities, can exceed or fall below the market value of such securities. At June 30, 1997, the fair value of such securities, including mortgage-backed securities, was below the carrying value by $31,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset and Liability Management."

          Prepayment Risk. Changes in interest rates also can affect the average life of loans and mortgage-backed securities. Historically lower interest rates in recent periods have resulted in increased prepayments of loans and mortgage-backed securities, as borrowers refinanced to reduce borrowing costs. Under these circumstances, the Bank is subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Certificate of Incorporation, Bylaw and Statutory Provisions That Could Discourage Hostile Acquisitions of Control

          The Company's Certificate of Incorporation and Bylaws contain certain provisions that could discourage non-negotiated takeover attempts that certain stockholders might deem to be in their interests or through which stockholders might otherwise receive a premium for their shares over the then current market price and that may tend to perpetuate existing management. These provisions include: the classification of the terms of the members of the Board of Directors; supermajority provisions for the approval of certain business combinations; elimination of cumulative voting by stockholders in the election of directors; certain provisions relating to meetings of stockholders; restrictions on the acquisition of the Company's equity securities; and provisions allowing the Board of Directors to consider nonmonetary factors in evaluating a business combination or a tender or exchange offer. The provisions in the Company's Certificate of Incorporation requiring a supermajority vote for the approval of certain business combinations and containing restrictions on acquisitions of the Company's equity securities provide that the supermajority voting requirements or acquisition restrictions do not apply to business combinations or acquisitions meeting specified Board of Directors approval requirements. The Certificate of Incorporation also authorizes the issuance of 500,000 shares of serial preferred stock as well as additional shares of Common Stock up to a total of 8,000,000 outstanding shares of capital stock. These shares could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt.

          The Certificate of Incorporation, Bylaw and statutory provisions, as well as certain other provisions of state and federal law and certain provisions in the Company's and the Bank's employee benefit plans and employment agreements and change in control severance agreements, may have the effect of discouraging or preventing a future takeover attempt in which stockholders of the Company otherwise might receive a substantial premium for their shares over then current market prices. For a detailed discussion of those provisions, see "Management of the Bank -- Certain Benefit Plans and Agreements," "Description of Capital Stock," "Certain Restrictions on Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws."

Valuation Not Indicative of Future Price of the Common Stock

          The final aggregate purchase price of the Common Stock in the Conversion will be based upon an independent appraisal. Such valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing such shares of Common Stock. Because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares of Common Stock in the Conversion will thereafter be able to sell such shares at or above the Purchase Price. See "The Conversion -- Stock Pricing and Number of Shares to be Issued."

No Prior Public Market; Possible Stock Price Volatility

          Prior to the Offerings, there has been no market for the Common Stock. There can be no assurance that an active trading market will develop or that purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the Purchase Price, which was determined based upon the Company's consultations with IBS and FBR, and may not reflect the market price of the Common Stock after the Offerings. Further, the development of a public market with the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, which is beyond the control of the Company, the Bank or any market maker. Accordingly, there can be no assurance that an established and liquid market for the Common Stock will develop or be maintained. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results, interest rates, economic conditions and other factors. In addition, stock markets in recent years have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations and general economic and market conditions may adversely affect the market price of the Common Stock subsequent to the Conversion. See "Market for the Common Stock" and "The Conversion -- Stock Pricing and Number of Shares to be Issued."

Possible Income Tax Consequences of Distribution of Subscription Rights

          If the Subscription Rights granted to Eligible Account Holders and Other Members are deemed to have an ascertainable value, the receipt of such rights would be taxable to recipients who exercise the Subscription Rights in an amount equal to such value and the Bank could recognize a gain on such distribution. Whether Subscription Rights are considered to have ascertainable value is an inherently factual determination. The Bank has received an opinion of National Capital that such rights have no value. The opinion of National Capital is not binding on the IRS. See "The Conversion -- Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Tax Effects."

Possible Dilutive Effect of MRP and Stock Options

          It is expected that, following the consummation of the Conversion, the Company will adopt the Option Plan and the MRP, both of which would be subject to stockholder approval, and that such plans would be considered and voted upon at a meeting of the Company's stockholders to be held no earlier than six months after the Conversion. Under the MRP, employees and directors could be awarded an aggregate amount of the Common Stock equal to 4% of the shares issued in the Conversion, and under the Option Plan, employees and directors could be granted options to purchase an aggregate amount of the Common Stock equal to 10% of the shares issued in the Conversion at exercise prices equal to the market price of the Common Stock on the date of grant. Under the MRP, the shares issued to directors and employees could be newly issued shares or shares purchased in the open market. In the event the shares issued under the MRP and the Option Plan consist of newly issued shares of Common Stock, the interests of existing stockholders would be diluted. See "Pro Forma Data" and "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan" and "-- Stock Option and Incentive Plan."

Potential Impact on Voting Control of Purchases by Management

          The level of ownership or control of the Common Stock after the Conversion by directors and officers of the Company is expected to be sufficiently high such that, if each member of management were to act consistently with each other, management as a whole would have significant influence over the outcome of any stockholder vote requiring a majority vote and in the election of directors, and would have veto power in matters requiring the approval of 80% of the Company's outstanding Common Stock. Thus, such level of ownership may tend to promote the continuity of existing management. Further, under such circumstances, management might have the power to authorize actions that could be viewed as contrary to the best interests of non-affiliated holders of the Common Stock and might have veto power over actions that such holders may deem to be in their best interests.

          In particular, it is currently expected that directors and executive officers will subscribe for approximately 261,000 shares, or 9.8% of the Common Stock (assuming the sale of 2,650,000 shares at the midpoint of the Estimated Valuation Range). Based upon the ESOP's purchase of 8% of the Common Stock in the Conversion (212,000 shares at the midpoint of the Estimated Valuation Range) and assuming the issuance to the MRP of newly issued shares of Common Stock equal to 4% of the Common Stock issued in the Conversion (106,000 shares at the midpoint of the Estimated Valuation Range), directors and executive officers would initially control 21.8% of the Common Stock outstanding (based upon the midpoint of the Estimated Valuation Range). If, in addition, all of the options currently expected to be granted under the Option Plan (options for 265,000 shares at the midpoint of the Estimated Valuation Range) were exercised for newly issued shares by directors and executive officers, the percentage of shares controlled by such persons would be 31.8% of the total number of shares of Common Stock outstanding (based upon the midpoint of the Estimated Valuation Range). See "Pro Forma Data," "Proposed Management Purchases," "Management of the Bank -- Certain Benefit Plans and Agreements," "The Conversion -- Regulatory Restrictions on Acquisition of the Common Stock," "Certain Restrictions on Acquisition of the Company and the Bank" and "Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws."

Potential Cost of Stock Benefit Plans

          The Company's adoption of the ESOP, the MRP and the Option Plan as part of the Conversion will generate significant compensation expenses after the Conversion that could depress the earnings of the Company for a number of years.

          It is anticipated that the ESOP will purchase 8% of the Common Stock sold in the Conversion with funds borrowed from the Company. The cost of acquiring the ESOP shares will be $1,802,000, $2,120,000, $2,438,000 and
$2,803,700 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. Further, under American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans," an employer is required to record compensation expense in an amount equal to the fair value of shares committed to be released to employees from an ESOP. If shares of Common Stock appreciate in value over time, the adoption of SOP 93-6 may increase compensation expense relating to the ESOP to be established in connection with the Conversion as compared with prior guidance which required the recognition of compensation expense based on the cost of shares acquired by the ESOP. For an example of the effect that SOP 93-6 may have on the Company's net income, see "Pro Forma Data."

          In addition, following the Conversion, and subject to regulatory and stockholder approval, the Company intends to implement the MRP, under which employees and directors could be awarded (at no cost to them) an aggregate amount of the Common Stock equal to 4% of the shares issued in the Conversion. Assuming the sale in the Conversion of the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, and assuming the shares of Common Stock to be awarded under the MRP have a cost equal to the Purchase Price of $10.00 per share, the reduction to stockholders' equity of funding the MRP would be $901,000, $1,060,000, $1,219,000 and $1,401,850, respectively. Such amount would be in addition to the compensation expense that would be incurred by the Company as the shares of Common Stock awarded under the MRP vest to the recipients.

          The Company may also be required to recognize compensation expense associated with the grant of stock options in an amount equal to the excess of the market value of the underlying shares of Common Stock and the exercise price of the option. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of New Accounting Standards."

Potential Cost of Unfunded Portion of Pension Plan

          The Bank maintains a pension plan that currently does not have sufficient assets to pay the benefits owed to participants when they retire.
See "Management of the Bank -- Certain Benefit Plans and Agreements -- Pension Plan." At December 31, 1996, this shortfall totaled approximately $494,000 and represented the excess of the pension plan's $1.9 million obligation to the participants over $1.4 million, the fair value of the assets in the pension plan. See Note 9 of Notes to the Financial Statements. If the pension plan had been terminated at December 31, 1996, the Bank would have been required to pay the amount of this shortfall to the plan so that the plan's obligations to its participants could be satisfied. Such a payment would decrease the Bank's net income by approximately $326,000 (assuming a 34% tax rate). This potential liability is only contingent in nature since the Bank intends to maintain the pension plan and to continue to fund the pension plan in accordance with Internal Revenue Service ("IRS") funding requirements. It is also the Bank's intention to eliminate the shortfall. For a description of the pension plan and certain related potential costs, see "Management of the Bank -- Certain Benefit Plans and Agreements -- Pension Plan."

                 SELECTED FINANCIAL INFORMATION AND OTHER DATA

          The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Financial Statements and accompanying Notes appearing elsewhere in this Prospectus. The selected financial and other data as of and for the six months ended June 30, 1997 and 1996 are unaudited and are derived from the Bank's internal financial statements which, in the opinion of management, contain all adjustments (consisting only of normal recurring adjustments) which are necessary for a fair presentation of the results for such periods.


Financial Condition and
Other Data:                                                                    At December 31,
                                             At June 30,  -----------------------------------------------------------------------
                                                1997             1996         1995         1994         1993         1992
                                                ----             ----         ----         ----         ----         ----
Total amount of:                                                            (Dollars in thousands)
      Assets.............................    $  202,496      $  204,398   $  212,598   $  202,128    $  188,826   $  176,082
      Loans receivable, net..............        98,436          95,496       84,755       78,527        67,804       69,178
      Cash and due from banks............         1,406           1,452        1,303        1,578         1,106        1,377
      Time deposits and
       interest-bearing deposits
       in FHLB...........................         2,003           2,000       12,550       38,200        24,425       23,525
      Federal funds sold.................        11,146             500        7,948        1,330        10,465        3,450
      Securities available for sale......         6,048           5,125        4,053        2,955         2,859        1,387
      Securities held to maturity:
       FHLB securities...................        57,971          77,962       80,990       63,002        64,982       62,687
       Mortgage-backed securities........        21,616          17,984       17,563       13,343        15,124       12,983
      Deposits...........................       181,441         183,827      194,775      185,699       173,184      162,919
      FHLB advances......................            --           1,317           --           --            --           --
      Total equity.......................        18,265          16,824       16,002       14,930        14,337       12,609
---------------------------------------------------------------------------------------------------------------------------------

Number of:
      Real estate loans outstanding......         2,172           2,151        2,074        2,026         1,932        2,064
      Deposit accounts...................        22,605          23,778       25,473       24,648        24,492       24,746
      Offices open.......................             5               5            5            5             5            5



Operating Data:                                    Six Months Ended
                                                       June 30,                         Year Ended December 31,
                                                   -----------------  ---------------------------------------------------------
                                                    1997       1996         1996        1995       1994       1993       1992
                                                    ----       ----         ----        ----       ----       ----       ----
                                                                              (Dollars in thousands)
Interest income..........................         $  6,643   $  6,564     $ 13,220    $ 12,472   $ 10,434   $ 10,573   $ 11,768
Interest expense.........................            4,426      5,052        9,757      10,009      7,740      7,449      8,394
                                                  --------   --------     --------    --------   --------   --------   --------
Net interest income before
     provision  for loan losses..........            2,217      1,512        3,463       2,463      2,694      3,124      3,374
Provision for loan losses................               10         --          100          --         --         --         47
                                                  --------   --------     --------    --------   --------   --------   --------
Net interest income......................            2,207      1,512        3,363       2,463      2,694      3,124      3,327
Non-interest income......................              270        318          590         398        512        596        487
Non-interest expense.....................            1,163      1,163        3,674(1)    2,246      2,339      2,226      2,120
                                                  --------   --------     --------    --------   --------   --------   --------
Income before income taxes...............            1,314        667          279         615        867      1,494      1,694
Provision for income taxes...............              444        222           84         203        287        502        531
                                                  --------   --------     --------    --------   --------   --------   --------
Net income...............................           $  870   $    445      $   195    $    412   $    580   $    992   $  1,163
                                                  ========   ========     ========    ========   ========   ========   ========

-----------------------
(1) Includes payment to the SAIF of a one-time deposit insurance special assessment of $1.2 million pursuant to legislation enacted to recapitalize SAIF. See Note 13 of Notes to Financial Statements. Excluding the effect of the SAIF assessment, the Bank's net income would have been $1,007,000.

Key Operating Ratios:

                                                                At or for the Six Months         At or for the Year Ended
                                                                   Ended June 30, (1)                  December 31,
                                                                ------------------------   -------------------------------------
                                                                   1997          1996         1996          1995         1994
                                                                   ----          ----         ----          ----         ----
Performance Ratios:
  Return on average assets (net income divided by average
    total assets).........................................          0.86%        0.42%       0.09%(2)       0.20%        0.29%
  Return on average equity (net income divided by
    average total equity).................................          9.99%        5.49%       1.19%(2)       2.64%        3.93%
  Interest rate spread (combined weighted average interest
    rate earned less combined weighted average interest
    rate cost)............................................          1.82%        1.11%         1.35%        0.84%        1.09%
  Ratio of average interest-earning assets to average
    interest-bearing liabilities..........................        109.35%      107.12%       107.29%      107.36%      107.58%
  Ratio of non-interest expense to average total assets...          1.14%        1.09%         1.76%        1.07%        1.19%
  Ratio of net interest income after provision
    for loan losses to non-interest expense...............        189.77%      130.01%        91.54%      109.66%      115.18%
  Efficiency ratio (noninterest expense divided by sum of
    net interest income plus noninterest income)..........         46.95%       63.55%        92.94%       78.50%       72.93%

Asset Quality Ratios:
  Nonperforming assets to total assets at end of period...          0.11%        0.11%         0.13%        0.06%        0.02%
  Nonperforming loans to total loans at end of period.....          0.23%        0.26%         0.28%        0.16%        0.05%
  Allowance for loan losses to total loans at end of period         0.23%        0.13%         0.23%        0.14%        0.16%
  Allowance for loan losses to nonperforming loans at
    end of period.........................................        102.25%       49.58%        81.58%       91.04%      329.73%
  Provision for loan losses to total loans receivable, net          0.01%       N/A(3)         0.10%       N/A(3)       N/A(3)
  Net charge-offs to average loans outstanding............         N/A(3)       0.01%         0.005%       N/A(3)       N/A(3)

Capital Ratios:
  Total equity to total assets at end of period...........          9.02%        7.79%         8.23%        7.53%        7.39%
  Average total equity to average assets..................          8.57%        7.59%         7.82%        7.41%        7.50%

---------------
(1)  Annualized as appropriate.
(2) Includes the effect of the payment of the Bank in 1996 of a one-time deposit insurance special assessment of $1.2 million to the SAIF. Excluding the effect of the SAIF assessment, the Bank's return on average assets would have been 0.48% and its return on average equity would have been 6.15%.
(3) Ratio is not applicable because the Bank did not have any provision for loan losses or net charge-offs for this period.

Regulatory Capital Ratios:                                  June 30, 1997
                                                      ------------------------
                                                       (Dollars in thousands)
  Tangible capital..................................  $    15,461         7.7%
  Less: Tangible capital requirement................        2,995         1.5
                                                      -----------    --------
    Excess..........................................  $    12,466         6.2%
                                                      ===========    ========
  Core capital......................................  $    15,461         7.7%
  Less: Core capital requirement....................        5,991         3.0
                                                      -----------    --------
    Excess..........................................  $     9,470         4.7%
                                                      -----------    --------
  Total risk-based capital..........................  $    15,688        21.5%
  Less: Risk-based capital requirement..............        5,829         8.0
                                                      -----------    --------
    Excess..........................................  $     9,859        13.5%
                                                      ===========    ========

                              HOPFED BANCORP, INC.

     HopFed Bancorp, Inc. was incorporated under the laws of the State of Delaware in May 1997 at the direction of the Board of Directors of the Bank for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank in the Conversion. Approval from the OTS to acquire control of the Bank, subject to satisfaction of certain conditions, is pending. Prior to the Conversion, the Company has not engaged and will not engage in any material operations. Upon consummation of the Conversion, the Company will have no significant assets other than the outstanding capital stock of the Bank, up to 50% of the net proceeds of the Conversion (after deducting amounts infused into the Bank and used to fund the ESOP) and a note receivable from the ESOP. Upon consummation of the Conversion, the Company's principal business will be overseeing the business of the Bank and investing the portion of the net Conversion proceeds retained by it, and the Company will register with the OTS as a savings and loan holding company. See "Regulation -- Regulation of the Company."

     As a holding company, the Company will have greater flexibility than the Bank to diversify its business activities through existing or newly formed subsidiaries or through acquisition or merger with other financial institutions, although the Company currently does not have any plans, agreements, arrangements or understandings with respect to any such acquisitions or mergers. After the Conversion, the Company will be classified as a unitary savings and loan holding company and will be subject to regulation by the OTS.

     The Company's executive offices are located at 2700 Fort Campbell Boulevard, Hopkinsville, Kentucky 42240, and its main telephone number is (502) 885-1171.


                       HOPKINSVILLE FEDERAL SAVINGS BANK

     The Bank is a federal mutual savings bank headquartered in Hopkinsville, Kentucky and operating through five offices located in Hopkinsville, Murray, Cadiz and Elkton, Kentucky. The Bank was chartered by the Commonwealth of Kentucky in 1879 under the name Hopkinsville Building and Loan Association. In 1940, the Bank converted to a federal mutual savings association and received federal insurance of its deposit accounts. In 1983, the Bank became a federal mutual savings bank charter and adopted its current name. At June 30, 1997, the Bank had total assets of $202.5 million, total deposits of $181.4 million and total equity of $18.3 million.

     The principal business of the Bank consists of attracting deposits from the general public and investing these deposits in loans secured by first mortgages on one-to-four family residences in the Bank's market area. The Bank derives its income principally from interest earned on loans and, to a lesser extent, interest earned on investment securities, mortgage-backed securities and non-interest income. Funds for these activities are provided principally by operating revenues, deposits and repayments of outstanding loans and maturities of investment securities and mortgage-backed securities.


                                USE OF PROCEEDS

     The amount of proceeds from the sale of the Common Stock in the Conversion will depend upon the total number of shares actually sold in the Subscription Offering and the Community Offering and the Syndicated Community Offering, if any, and the actual expenses of the Conversion. As a result, the actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. Based on the sale of $26,500,000 of the Common Stock at the midpoint of the Estimated Valuation Range, the net proceeds from the sale of the Common Stock are estimated to be approximately $25,800,000. The Company has received regulatory approval from the OTS to purchase all of the capital stock of the Bank to be issued in the Conversion in exchange for at least 50% of the net proceeds. Based on the foregoing assumption and the purchase of 8% of the shares to be issued in the Conversion by the ESOP, the Bank would receive approximately $12,900,000 in cash, and the Company would retain approximately $10,780,000 in cash and $2,120,000 in the form of a note receivable from the ESOP. The ESOP note receivable will be for an eight-year term and carry a variable interest rate, which adjusts annually, equal to the prime rate as published in The Wall Street Journal plus 1%.
             -----------------------

     The proceeds retained by the Company, after funding the ESOP, initially will be invested in short-term and intermediate-term securities including cash and cash equivalents and U.S. government and agency obligations. Such proceeds will be available for a variety of corporate purposes, including funding the MRP, if implemented, future acquisitions and diversification of business, additional capital contributions, dividends to stockholders and future repurchases of the Common Stock to the extent permitted by applicable regulations. The Company currently has no specific plans, intentions, arrangements or understandings regarding acquisitions, capital contributions, or repurchases. Due to the limited nature of the Company's business activities, the Company believes that the net proceeds retained after the Conversion, earnings on such proceeds and payments on the ESOP note receivable will be adequate to meet the Company's financial needs until dividends are paid by the Bank. However, no assurance can be given that the Company will not have a need for additional funds in the future. For additional information, see "Regulation-- Depository Institution Regulation -- Dividend Restrictions."

     The proceeds contributed to the Bank will ultimately become part of the Bank's general corporate funds to be used for its business activities, including making loans and investments. Initially it is expected that the proceeds will be invested in short-term and intermediate-term securities including cash and cash equivalents and U.S. government and agency obligations. The additional capital will also provide the Bank with additional liquidity to improve the Bank's interest rate risk position and "cushion" the effect of a significant increase in interest rates. The Bank ultimately plans to use such proceeds primarily to originate loans in the ordinary course of business.

     Following the one-year anniversary of the completion of the Conversion (or sooner if permitted by the OTS), and based upon then existing facts and circumstances, the Company's Board of Directors may determine to repurchase shares of Common Stock, subject to any applicable statutory and regulatory requirements. Such facts and circumstances may include, but are not limited to:
(i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. Any stock repurchases will be subject to the determination of the Company's Board of Directors that the Company and the Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases. The payment of dividends or repurchasing of stock, however, would be prohibited if stockholders' equity would be reduced below the amount required for the liquidation account. See "Dividend Policy" and "The Conversion -- Certain Restrictions on Purchase or Transfer of Shares After the Conversion."

     Set forth below are the estimated investable net proceeds from the Conversion, assuming the sale of the Common Stock at the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Valuation Range and assuming that the ESOP purchases 8% of the shares issued in the Conversion and the MRP purchases 4% of the shares issued in the Conversion.


                                                 Minimum of            Midpoint of           Maximum of        Maximum, as adjusted,
                                              2,252,500 shares      2,650,000 shares      3,047,500 shares      of 3,504,625 shares
                                            at $10.00 per share   at $10.00 per share    at $10.00 per share    at $10.00 per share
                                            -------------------   -------------------    -------------------    -------------------
                                                                                 (In thousands)
Gross offering proceeds...................       $  22,525             $  26,500              $  30,475              $  35,046
Estimated offering expenses...............            (700)                 (700)                  (700)                  (700)
                                                 ---------             ---------              ---------              ---------
Estimated net offering proceeds...........          21,825                25,800                 29,775                 34,346
ESOP funded by the Company................          (1,802)               (2,120)                (2,438)                (2,804)
MRP.......................................            (901)               (1,060)                (1,219)                (1,402)
                                                 ---------             ---------              ---------              ---------
Estimated investable net proceeds.........       $  19,122             $  22,620              $  26,118              $  30,140
                                                 =========             =========              =========              =========


                                DIVIDEND POLICY

     The Company currently intends, subject to the factors noted below, to declare and pay quarterly dividends commencing after the first full calendar quarter following completion of the Conversion. It is currently anticipated that the annual amount of such dividend will be equal to approximately 3% of the Purchase Price (which is equal to a quarterly dividend of $0.075 per share). Dividends, when and if paid, will be subject to determination and declaration by the Board of Directors in its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, other factors, and there can be no assurance that dividends will be paid, or if paid, will continue to be paid in the future.

The Company does not intend to take any action during the first year following consummation of the Conversion to pay a dividend that would be treated for federal income tax purposes as a tax-free return of the Company's capital to its stockholders.

     Since the Company initially will have no significant source of income other than dividends from the Bank, principal and interest payments on the note payable from the ESOP and earnings from investment of the cash proceeds of the Conversion retained by the Company, the payment of dividends by the Company will depend in large part upon the amount of the proceeds from the Conversion retained by the Company and the Company's earnings thereon and the receipt of dividends from the Bank, which is subject to various tax and regulatory restrictions on the payment of dividends. See "Regulation -- Regulation of the Bank -- Regulatory Capital," "-- Limitations on Capital Distributions" and "Taxation." Unlike the Bank, the Company is not subject to regulatory restrictions on the payment of dividends to stockholders. Under the Delaware General Corporation Law, dividends may be paid either out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.


                          MARKET FOR THE COMMON STOCK

     The Company has never issued capital stock to the public. Consequently, there is no established market for the Common Stock. The Common Stock has been approved for quotation on the Nasdaq Stock Market ("Nasdaq") under the symbol "HFBC." There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares of Common Stock will be able to sell them at or above the Purchase Price. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company or the Bank. The number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares and therefore should not view the Common Stock as a short-term investment.

                                 CAPITALIZATION

         The following table sets forth information regarding the historical capitalization, including deposits, of the Bank at June 30, 1997 and the pro forma capitalization of the Company giving effect to the sale of the Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range based upon the assumptions set forth under "Use of Proceeds" and below. For additional financial information regarding the Bank, see the Financial Statements and related Notes appearing elsewhere herein. Depending on market and financial conditions, the total number of shares to be issued in the Conversion may be significantly increased or decreased above or below the midpoint of the Estimated Valuation Range. No resolicitation of subscribers and other purchasers will be made unless the aggregate purchase price of the Common Stock sold in the Conversion is below the minimum of the Estimated Valuation Range or is above 15% above the maximum of the Estimated Valuation Range. A change in the number of shares to be issued in the Conversion may materially affect the Company's pro forma capitalization. See "Pro Forma Data" and "The Conversion -- Stock Pricing and Number of Shares to be Issued."

                                                                    Pro Forma consolidated capitalization of the Company
                                                                           at June 30, 1997 based on the sale of
                                                     ------------------------------------------------------------------------------
                                 Capitalization      2,252,500 shares      2,650,000 shares    3,047,500 shares    3,504,625 shares
                                 of the Bank at       at $10.00 per         at $10.00 per       at $10.00 per       at $10.00 per
                                  June 30, 1997           share                 share               share               share
                                 --------------      ----------------      ----------------    ----------------    ----------------
                                                                          (Dollars in thousands)
Deposits(1).....................  $     181,441      $        181,441      $        181,441    $        181,441    $        181,441
FHLB advances...................             --                    --                    --                  --                  --
                                  -------------      ----------------      ----------------    ----------------    ----------------
Total deposits and borrowed
   funds........................  $     181,441      $        181,441      $        181,441    $        181,441    $        181,441
                                  =============      ================      ================    ================    ================

Capital stock:
  Preferred stock, par value
    $.01 per share; authorized
    - 500,000 shares; assumed
    outstanding - none..........             --                    --                    --
  Common Stock, par value
    $.01 per share; authorized
    - 7,500,000 shares;
    shares to be outstanding
    - as shown (2)(3)...........             --                    23                    27                  30                  35
  Paid-in capital (2)(3)........             --                21,802                25,773              29,745              34,311
  Retained earnings (5).........         15,461                15,461                15,461              15,461              15,461
  Unrealized gain on securities
    available for sale..........          2,804                 2,804                 2,804               2,804               2,804
Common Stock acquired by
   ESOP (4).....................             --                (1,802)               (2,120)             (2,438)             (2,804)
Common Stock acquired by
  MRP (3)                                    --                  (901)               (1,060)             (1,219)             (1,402)
                                  -------------      ----------------      ----------------    ----------------    ----------------
Total stockholders' equity(6)...  $      18,265      $         37,387      $         40,885    $         44,383    $         48,405
                                  =============      ================      ================    ================    ================
                                                                                               (Footnotes on following page)

------------------
(1) Does not reflect withdrawals from savings accounts for the purchase of the Common Stock in the Conversion; any withdrawals will reduce pro forma capitalization by the amount of such withdrawals.
(2) Does not reflect additional shares of Common Stock that possibly could be purchased by participants in the Option Plan, if implemented, under which directors, executive officers and other employees could be granted options to purchase an aggregate amount of the Common Stock equal to 10% of the shares issued in the Conversion 265,000 shares at the midpoint of the Estimated Valuation Range) at exercise prices equal to the market price of the Common Stock on the date of grant. Implementation of the Option Plan will require regulatory and stockholder approval. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Stock Option and Incentive Plan" and "Risk Factors -- Possible Dilutive Effect of MRP and Stock Options."
(3) Assumes a number of shares of Common Stock equal to 4% of the Common Stock to be sold in the Conversion will be purchased by the MRP through open market purchases. The dollar amount of the Common Stock to be purchased by the MRP is based on the $10.00 per share Purchase Price in the Conversion, represents unearned compensation and is reflected as a reduction of capital. Such amount does not reflect possible increases or decreases in the value of such stock relative to the Purchase Price in the Conversion. As the Bank accrues compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against capital will be reduced accordingly. Implementation of the MRP will require regulatory and stockholder approval. If the shares to fund the MRP are assumed to come from authorized but unissued shares purchased by the MRP from the Company at the Purchase Price within the year following the Conversion, at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the number of outstanding shares would be 2,342,600 shares, 2,756,000 shares, 3,169,400 shares and 3,644,810 shares, respectively, and total stockholders' equity would be $38,288,000, $41,945,000, $45,602,000 and $49,807,000,
    respectively. If the MRP acquires authorized but unissued shares from the Company, stockholders' ownership in the Company would be diluted by approximately 3.85%. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan," "Pro Forma Data" and "Risk Factors -- Possible Dilutive Effect of MRP and Stock Options."
(4) Assumes 8% of the shares of Common Stock to be sold in the Conversion are purchased by the ESOP, and that the funds used to purchase such shares are borrowed from the Company out of net proceeds. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, the Bank or the Company expects to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. The approximate amount expected to be borrowed by the ESOP is not reflected in this table as borrowed funds but is reflected as a reduction of capital. As the Bank accrues compensation expense to reflect the allocation of such shares pursuant to the ESOP, the charge against capital will be reduced accordingly. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."
(5) The retained earnings of the Bank are substantially restricted. All capital distributions by the Bank are subject to regulatory restrictions tied to its regulatory capital level. In addition, after the Conversion, the Bank will be prohibited from paying any dividend that would reduce its regulatory capital below the amount in the liquidation account to be provided for the benefit of the Bank's Eligible Account Holders and Supplemental Eligible Account Holders at the time of the Conversion and adjusted downward thereafter. See "Regulation -- Depository Institution Regulation -- Dividend Restrictions" and "The Conversion -- Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Liquidation Account."
(6) Pro forma stockholders' equity information is not intended to represent the fair market value of the Common Stock, the current value of the Bank's assets or liabilities or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Conversion and by other factors. See "Pro Forma Data."

            HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

         The table below presents the Bank's historical and pro forma capital position relative to its various minimum statutory and regulatory capital requirements at June 30, 1997 at the minimum, midpoint, maximum and maximum, as adjusted, of the Estimated Valuation Range. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "Use of Proceeds," "Capitalization," "Pro Forma Data" and the financial statements and related notes appearing elsewhere herein. For a detailed description of the regulatory capital requirements applicable to the Bank, see "Regulation -- Regulation of the Bank -- Regulatory Capital Requirements."

                                                                          Pro Forma at June 30, 1997 (1)
                                                              Assuming Issuance of Shares of the Common Stock at the:
                                               -------------------------------------------------------------------------------------
                           Historical at        2,252,500 shares       2,650,000 shares      3,047,500 shares     3,504,625 shares
                           June 30, 1997       at $10.00 per share   at $10.00 per share   at $10.00 per share   at $10.00 per share
                           -------------       -------------------   -------------------   -------------------   -------------------
                                  Percent of            Percent of            Percent of            Percent of            Percent of
                         Amount   Assets (2)   Amount   Assets (2)   Amount   Assets (2)   Amount   Assets (2)   Amount   Assets (2)
                         ------   ----------   ------   ----------   ------   ----------   ------   ----------   ------   ----------
                                                                             (Dollars in thousands)
Capital and retained
   earnings under
   generally accepted
   accounting
   principles........   $  18,265      9.02%  $  26,474      12.41%  $ 27,985      12.99%  $ 29,495      13.57%  $ 31,232     14.22%
                        =========   =======   =========   ========   ========   ========   ========   ========   ========  ========

Tangible capital.....   $  15,461      7.70%  $  23,670      11.24%  $ 25,181      11.84%  $ 26,691      12.44%  $ 28,428     13.11%
Tangible capital
   requirement.......       2,995      1.50%      3,159       1.50%     3,189       1.50%     3,219       1.50%     3,253      1.50%
                        ---------   -------   ---------   --------   --------   ---------  --------   --------   --------  --------
   Excess............   $  12,466      6.20%  $  20,511       9.74%  $ 21,992      10.34%  $ 23,472      10.94%  $ 25,175     11.61%
                        =========   =======   =========   ========-  ========   ========   ========   ========   ========  ========

Core capital.........   $  15,461      7.70%  $  23,670      11.24%  $ 25,181      11.84%  $ 26,691      12.44%  $ 28,428     13.11%
Core capital
   requirement (3)...       5,991      3.00%      6,318       3.00%     6,378       3.00%     6,437       3.00%     6,506      3.00%
                        ---------   -------   ---------   --------   --------   --------   --------   --------   --------  --------
   Excess............   $   9,470      4.70%  $  17,352       8.24%  $ 18,803       8.84%  $ 20,254       9.44%  $ 21,922     10.11%
                        =========   =======   =========   ========   ========   ========   ========   ========   ========  ========

Risk-based capital...   $  15,688     21.50%  $  23,898      32.80%  $ 25,408      34.87%  $ 26,919      36.95%  $ 28,656     39.33%
Risk-based capital
   requirement.......       5,829      8.00%      5,829       8.00%     5,829       8.00%     5,829       8.00%     5,829      8.00%
                        ---------   -------   ---------   --------   --------   --------   --------   --------   --------  --------
   Excess............   $   9,859     13.50%  $  18,069      24.80%  $ 19,579      26.87%  $ 21,090      28.95%  $ 22,827     31.33%
                        =========   =======   =========   ========   ========   ========   ========   ========   ========  ========

-----------
(1) Assumes that the Company will purchase all of the capital stock of the Bank to be issued upon Conversion in exchange for at least 50% of the net Conversion proceeds. Also assumes net proceeds distributed to the Bank are initially invested in short term U.S. government securities. Further assumes that 8% of the Common Stock to be sold in the Conversion is acquired by the ESOP, and that the funds used to acquire such shares are borrowed from the Company. In accordance with generally accepted accounting principles, the amount of the Common Stock to be purchased by the ESOP represents unearned compensation and is reflected in this table as a reduction of capital. Although repayment of such debt will be secured solely by the Common Stock purchased by the ESOP, the Bank expects to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. As the Bank makes contributions to the ESOP for simultaneous payment in an equal amount on the ESOP debt, there will be a corresponding reduction in the charge against capital. See "Management of the Bank -- Certain Benefit Plans and Agreements --Employee Stock Ownership Plan." Also assumes that the MRP will purchase in the open market Common Stock in an amount equal to 4% of the Common Stock issued in the Conversion. The implementation of the MRP is subject to regulatory and stockholder approvals. For purposes of this table, the dollar amount of the Common Stock to be purchased by the MRP is assumed to be equal to the $10.00 price per share being offered in the Conversion. Such price may increase or decrease between the date of consummation of the Conversion and the date that, following receipt of regulatory and stockholder approvals, the shares are actually purchased by the MRP. The purchase of shares of Common Stock by the MRP following receipt of such approvals may be from authorized but unissued shares of Common Stock or in the open market. In accordance with generally accepted accounting principles, the amount of the Common Stock to be purchased by the MRP represents unearned compensation and is reflected in this table as a reduction of capital. As the Bank accrues compensation expense over the five year period following such purchase in accordance with generally accepted accounting principles to reflect the vesting of such shares of Common Stock pursuant to the MRP, there will be a corresponding reduction in the charge against capital. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan."

(2) Based on the Bank's adjusted total assets for the purpose of the tangible and core capital requirements and risk-weighted assets for the purpose of the risk-based capital requirement. See "Regulation -- Regulation of the Bank -- Regulatory Capital."

(3) Does not reflect potential increases in the Bank's core capital requirement to between 4% and 5% of adjusted total assets in the event the OTS amends its capital requirements to conform to the more stringent leverage ratio adopted by the Office of the Comptroller of the Currency for national banks as described in "Regulation."

                                 PRO FORMA DATA

          The following table sets forth the actual and, after giving effect to the Conversion for the periods and at the dates indicated, pro forma consolidated income, stockholders' equity and other data of the Bank prior to the Conversion and of the Company following the Conversion. Unaudited pro forma consolidated income and related data have been calculated for the six months ended June 30, 1997 and the year ended December 31, 1996 as if the Common Stock had been sold at the beginning of such periods, and the estimated net proceeds had been invested at 5.38% and 5.22% at the beginning of the respective periods. The foregoing yields represent the average one-year Treasury bill rate during such periods. The pro forma after-tax yields for the Company and the Bank are assumed to be 3.55% and 3.45% for the six months ended June 30, 1997 and for the year ended December 31, 1996, based on the effective tax rate of 34% in each of the respective periods. Unaudited pro forma consolidated stockholders' equity and related data have been calculated as if the Common Stock had been sold and was outstanding at the end of the periods, without any adjustment of historical or pro forma equity to reflect assumed earnings on estimated net proceeds. Per share amounts have been computed as if the Common Stock had been outstanding at the beginning of the period or at the dates shown, but without any adjustment of historical or pro forma stockholders' equity to reflect the earnings on estimated net proceeds. The pro forma data set forth below do not reflect withdrawals from deposit accounts to purchase shares or increases in capital and, in the case of newly issued shares, outstanding Common Stock upon the exercise of options by participants in the Option Plan, under which an aggregate amount of the Common Stock equal to 10% of the shares issued in the Conversion (265,000 shares at the midpoint of the Current Valuation Range) are expected to be reserved for issuance to directors, executive officers and employees upon the exercise of stock options at exercise prices equal to the market price of the Common Stock on the date of grant. See "Management of the Bank -- Certain Benefit Plans and Agreements."

          The estimated net proceeds to the Company, as set forth in the following tables, assume the sale of the Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range. The actual net proceeds from the sale of the Common Stock cannot be determined until the Conversion is completed. However, net proceeds set forth on the following tables are estimated based upon the following assumptions: (i) 100% of the shares of Common Stock will be sold in the Subscription and Community Offerings as follows: (a) 8% will be sold to the ESOP and (b) the remaining shares will be sold to others in the Subscription and Community Offerings; and (ii) total Conversion expenses will be approximately $700,000. The foregoing assumptions regarding estimated purchases in the Subscription and Community Offerings are based on reasonable market assumptions, market conditions, consultations between the Bank and the Agents and planned purchases by the ESOP. Actual expenses may vary from those estimated.

         The stockholders' equity and related data presented herein are not intended to represent the fair market value of the Common Stock, the current value of assets or liabilities, or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. For additional information regarding the liquidation account, see "The Conversion -- Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Liquidation Account." The pro forma income and related data derived from the assumptions set forth above should not be considered indicative of the actual results of operations of the Bank and the Company for any period. Such pro forma data may be materially affected by a change in the number of shares to be issued in the Conversion and other factors. See "The Conversion -- Stock Pricing and Number of Shares to be Issued."

                                                                        At or for the Six Months Ended June 30, 1997
                                                     ------------------------------------------------------------------------------
                                                      2,252,500 shares   2,650,000 shares    3,047,500 shares    3,504,625 shares
                                                       at $10.00 per      at $10.00 per       at $10.00 per       at $10.00 per
                                                           share               share              share               share
                                                      ----------------   ----------------    ----------------    ----------------
                                                                 (Dollars in thousands, except per share amounts)
Gross offering proceeds.........................       $     22,525        $     26,500       $     30,475        $     35,046
Estimated offering expenses.....................               (700)               (700)              (700)               (700)
                                                       ------------        ------------       ------------        ------------
Estimated net proceeds..........................             21,825              25,800             29,775              34,346
ESOP funded by the Company......................             (1,802)             (2,120)            (2,438)             (2,804)
MRP.............................................               (901)             (1,060)            (1,219)             (1,402)
                                                       ------------        ------------       ------------        ------------
Estimated investable net proceeds...............       $     19,122        $     22,620       $     26,118        $     30,140
                                                       ============        ============       ============        ============

Net income:
  Historical net income.........................       $        870        $        870       $        870        $        870
  Pro forma income on investable net proceeds...                339                 401                464                 535
  Pro forma ESOP adjustment (1).................                (74)                (87)              (101)               (116)
  Pro forma MRP adjustment (2)..................                (59)                (70)               (80)                (92)
                                                       ------------        ------------       ------------        ------------
     Pro forma net income.......................       $      1,076        $      1,114       $      1,153        $      1,197
                                                       ============        ============       ============        ============

Net income per share:
  Historical net income.........................       $       0.42        $       0.35       $       0.31        $       0.27
  Pro forma income on investable net proceeds...               0.17                0.17               0.17                0.17
  Pro forma ESOP adjustment (1).................              (0.04)              (0.04)             (0.04)              (0.04)
  Pro forma MRP adjustment (2)..................              (0.03)              (0.03)             (0.03)              (0.03)
                                                       ------------        ------------       ------------        ------------
     Pro forma net income per share.............       $       0.52        $       0.45       $       0.41        $       0.37
                                                       ============        ============       ============        ============

Weighted average number of shares outstanding
  for earnings per share calculations...........          2,083,563           2,451,250          2,818,938           3,241,778

Stockholders' equity: (3)
Historical......................................       $     18,265        $     18,265       $     18,265        $     18,265
Estimated net proceeds..........................             21,825              25,800             29,775              34,346
Common Stock acquired by ESOP (1)...............             (1,802)             (2,120)            (2,438)             (2,804)
Common Stock acquired by MRP (2)................               (901)             (1,060)            (1,219)             (1,402)
                                                       ------------        ------------       ------------        ------------
Pro forma stockholders' equity..................       $     37,387        $     40,885       $     44,383        $     48,405
                                                       ============        ============       ============        ============

Stockholders' equity per share: (3)
  Historical....................................       $       8.11        $       6.89       $       5.99        $       5.21
  Estimated net proceeds........................               9.69                9.74               9.77                9.80
  Common Stock acquired by ESOP (1).............              (0.80)              (0.80)             (0.80)              (0.80)
  Common Stock acquired by MRP (2)..............              (0.40)              (0.40)             (0.40)              (0.40)
                                                       ------------        ------------       ------------        ------------
     Pro forma stockholders' equity per share...       $      16.60        $      15.43       $      14.56        $      13.81
                                                       ============        ============       ============        ============

Weighted average number of shares outstanding
  for stockholders' equity per share
  calculations (4)..............................          2,252,500           2,650,000          3,047,500           3,504,625

Offering price as a percentage of pro forma
  stockholders' equity per share (5)............               60.2%               64.8%              68.7%               72.4%
                                                       ============        ============       ============        ============

Ratio of offering price to pro forma annualized
  net income per share..........................                9.6                11.1               12.2                13.5
                                                       ============        ============       ============        ============
                                                                                            (Footnotes on following page)

-------------------
(1) Assumes 8% of the shares to be sold in the Conversion are purchased by the ESOP under all circumstances, and that the funds used to purchase such shares are borrowed from the Company. The approximate amount expected to be borrowed by the ESOP is not reflected as a liability but is reflected as a reduction of capital. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, the Bank expects to make discretionary contributions to the ESOP in an amount at least equal to the
    principal and  interest  payments  on  the ESOP debt.   Pro forma net income
    has been adjusted to give effect to such contributions, based upon a fully amortizing debt with an eight -year term. Because the Company will be providing the ESOP loan, only principal payments on the ESOP loan are reflected as employee compensation and benefits expense. For purposes of this table the Purchase Price of $10.00 was utilized to calculate the ESOP expense. The Bank intends to record compensation expense related to the ESOP in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 93-6. As a result, to the extent the value of the Common Stock appreciates over time, compensation expense related to the ESOP will increase. SOP 93-6 also changes the earnings per share computations for leveraged ESOPs to include as outstanding only shares that have been committed to be released to participants. For purposes of the preceding table, it was assumed that 6.25% of the ESOP shares purchased in the Conversion were committed to be released at June 30, 1997. If it is assumed that 100% of the ESOP shares were committed to be released at June 30, 1997, the application of SOP 93-6 would result in net income per share of $0.48, $0.42, $0.38 and $0.34 respectively, and a ratio of offering price to pro forma annualized net income per share of 10.4 times, 11.9 times, 13.2 times and 14.7 times, respectively, based on the sale of shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."
(2) Assumes a number of shares of Common Stock equal to 4% of the Common Stock to be sold in the Conversion will be purchased by the MRP in the open market in the year following the Conversion. The dollar amount of the Common Stock to be purchased by the MRP is based on the Purchase Price in the Conversion and represents unearned compensation and is reflected as a reduction of capital. Such amount does not reflect possible increases or decreases in the value of such stock relative to the Purchase Price in the Conversion.
    As the Bank accrues compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against capital will be reduced accordingly. MRP adjustment is based on MRP expenses for the first year following the Conversion calculated in accordance with generally accepted accounting principles. MRP expenses are expected to be lower in subsequent years. Implementation of the MRP would require stockholder approval at a meeting of the Company's stockholders to be held within one year but no earlier than six months after the Conversion. For purposes of this table, it is assumed that the MRP will be adopted by the Bank's Board of Directors and approved by the Company's stockholders, and that the MRP will purchase the shares of Common Stock in the open market within the year following the Conversion. If the shares to be purchased by the MRP are assumed to be newly issued shares purchased from the Company by the MRP at the Purchase Price, at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the offering price as a percentage of pro forma stockholders' equity per share would be 61.18%, 65.71%, 69.50% and 73.18%, respectively, and pro forma net income per share would have been $0.49, $0.44, $0.39 and $0.35, respectively. As a result of the MRP, stockholders' interests will be diluted by approximately 3.85%. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan" and "Risk Factors -- Possible Dilutive Effect of MRP and Stock Options."
(3) Consolidated stockholders' equity represents the excess of the carrying value of the assets of the Company over its liabilities. The amounts shown do not reflect the federal income tax consequences of the potential restoration to income of the bad debt reserves for income tax purposes, which would be required in the event of liquidation. The amounts shown also do not reflect the amounts required to be distributed in the event of liquidation to eligible depositors from the liquidation account which will be established upon the consummation of the Conversion. Pro forma stockholders' equity information is not intended to represent the fair market value of the Common Stock, the current value of the Bank's assets or liabilities or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Conversion and by other factors.
(4) Assumes that all shares of Common Stock held by the ESOP were committed to be released.
(5) It is expected that following the consummation of the Conversion the Company will adopt the Option Plan, which would be subject to stockholder approval, and that such plan would be considered and voted upon at a meeting of the Company's stockholders to be held within one year but no earlier than six months after the Conversion. Upon adoption of the Option Plan, employees and directors could be granted options to purchase an aggregate amount of the Common Stock equal to 10% of the shares issued in the Conversion at exercise prices equal to the market price of the Common Stock on the date of grant. In the event the shares issued under the Option Plan consist of newly issued shares of Common Stock and all options available for award under the Option Plan were awarded, the interests of existing stockholders would be diluted. At the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, if all shares under the Option Plan were newly issued and the exercise price for the option shares were equal to the Purchase Price in the Conversion, net income per share would be $0.47, $0.41, $0.37 and $0.33, respectively, and the stockholders' equity per share would be $16.00, $14.93, $14.15 and $13.47, respectively. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Stock Option Plan."

                                                                 At or for the Year Ended December 31, 1996
                                               -------------------------------------------------------------------------------
                                                2,252,500 shares    2,650,000 shares    3,047,500 shares    3,504,625 shares
                                                 at $10.00 per       at $10.00 per       at $10.00 per       at $10.00 per
                                                     share               share               share               share
                                                ----------------    ----------------    ----------------    ----------------
                                                              (Dollars in thousands, except per share amounts)
Gross offering proceeds.....................     $       22,525      $       26,500      $       30,475      $       35,046
Estimated offering expenses.................               (700)               (700)               (700)               (700)
                                                 --------------      --------------      --------------      --------------
Estimated net proceeds......................             21,825              25,800              29,775              34,346
ESOP funded by the Company..................             (1,802)             (2,120)             (2,438)             (2,804)
MRP.........................................               (901)             (1,060)             (1,219)             (1,402)
                                                 --------------      --------------      --------------      --------------
Estimated investable net proceeds...........     $       19,122      $       22,620      $       26,118      $       30,140
                                                 ==============      ==============      ==============      ==============

Net income:
  Historical net income (1).................     $          195      $          195      $          195      $          195
  Pro forma income on investable net
     proceeds...............................                659                 779                 899               1,038
  Pro forma ESOP adjustment (2).............               (149)               (175)               (201)               (231)
  Pro forma MRP adjustment (3)..............               (119)               (140)               (161)               (185)
                                                 --------------      --------------      --------------      --------------
     Pro forma net income...................     $          586      $          659      $          732      $          817
                                                 ==============      ==============      ==============      ==============

Net income per share:
  Historical net income (1).................     $         0.09      $         0.08      $         0.07      $         0.06
  Pro forma income on investable net
     proceeds...............................               0.32                0.32                0.32                0.32
  Pro forma ESOP adjustment (2).............              (0.07)              (0.07)              (0.07)              (0.07)
  Pro forma MRP adjustment (3)..............              (0.06)              (0.06)              (0.06)              (0.06)
                                                 --------------      --------------      --------------      --------------
     Pro forma net income per share.........     $         0.28      $         0.27      $         0.26      $         0.25
                                                 ==============      ==============      ==============      ==============

Weighted average number of shares outstanding
  for earnings per share calculations.......          2,094,825           2,464,500           2,834,175           3,259,301


Stockholders' equity: (4)
  Historical................................     $       16,824      $       16,824      $       16,824      $       16,824

  Estimated net proceeds....................             21,825              25,800              29,775              34,346
  Common Stock acquired by ESOP (2).........             (1,802)             (2,120)             (2,438)             (2,804)
  Common Stock acquired by MRP (3)..........               (901)             (1,060)             (1,219)             (1,402)
                                                 --------------      --------------      --------------      --------------
  Pro forma stockholders' equity............     $       35,946      $       39,444      $       42,942      $       46,964
                                                 ==============      ==============      ==============      ==============

Stockholders' equity per share: (4)
  Historical................................     $         7.47      $         6.35      $         5.52      $         4.80
  Estimated net proceeds....................               9.69                9.73                9.77                9.80
  Common Stock acquired by ESOP (2).........              (0.80)              (0.80)              (0.80)              (0.80)
  Common Stock acquired by MRP (3)..........              (0.40)              (0.40)              (0.40)              (0.40)
                                                 --------------      --------------      --------------      --------------
  Pro forma stockholders' equity per share..     $        15.96      $        14.88      $        14.09      $        13.40
                                                 ==============      ==============      ==============      ==============

Weighted average number of shares outstanding
  for stockholders' equity per share
  calculations (5).........................           2,252,500           2,650,000           3,047,500           3,504,625

Offering price as a percentage of pro forma
   stockholders' equity per share (6).......               62.7%               67.2%               71.0%               74.6%
                                                 ==============      ==============      ==============      ==============

Ratio of offering price to pro forma net
income per share............................               35.7                37.0                38.5                40.0
                                                 ==============      ==============      ==============      ==============


                                                   (Footnotes on following page)

-------------------
(1) Historical net income and historical net income per share include an after-tax charge of $812,000 taken during the year ended December 31, 1996 representing a one-time special assessment of 65.7 basis points on the Bank's deposits held as of March 31, 1995 pursuant to legislation enacted to recapitalize the SAIF. If the one-time special assessment had been excluded, at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, pro forma net income per share would have been $0.67, $0.60, $0.54 and $0.50, respectively. See Note 13 of Notes to Financial Statements. At the midpoint of the Estimated Valuation Range, and excluding the effect of the one-time SAIF assessment, the Company's offering price as a percentage of pro forma stockholders' equity would have been 65.8%, and its pro forma ratio of offering price to pro forma net income per share would have been 16.7 times.
(2) Assumes 8% of the shares to be sold in the Conversion are purchased by the ESOP under all circumstances, and that the funds used to purchase such shares are borrowed from the Company. The approximate amount expected to be borrowed by the ESOP is not reflected as a liability but is reflected as a reduction of capital. Although repayment of such debt will be secured solely by the shares purchased by the ESOP, the Bank expects to make discretionary contributions to the ESOP in an amount at least equal to the principal and interest payments on the ESOP debt. Pro forma net income has been adjusted to give effect to such contributions, based upon a fully amortizing debt with an eight-year term. Because the Company will be providing the ESOP loan, only principal payments on the ESOP loan are reflected as employee compensation and benefits expense. For purposes of this table the Purchase Price of $10.00 was utilized to calculate the ESOP expense. The Bank intends to record compensation expense related to the ESOP in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 93-6. As a result, to the extent the value of the Common Stock appreciates over time, compensation expense related to the ESOP will increase. SOP 93-6 also changes the earnings per share computations for leveraged ESOPs to include as outstanding only shares that have been committed to be released to participants. For purposes of the preceding table, it was assumed that 12.5% of the ESOP shares purchased in the Conversion were committed to be released at December 31, 1996. If it is assumed that 100% of the ESOP shares were committed to be released at December 31, 1996, the application of SOP 93-6 would result in net income per share of $0.26, $0.25, $0.24 and $0.23, respectively, and a ratio of offering price to pro forma net income per share of 38.5 times, 40.0 times, 41.7 times and 43.5 times, respectively, based on the sale of shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."
(3) Assumes a number of shares of Common Stock equal to 4% of the Common Stock to be sold in the Conversion will be purchased by the MRP in the open market in the year following the Conversion. The dollar amount of the Common Stock to be purchased by the MRP is based on the Purchase Price in the Conversion and represents unearned compensation and is reflected as a reduction of capital. Such amount does not reflect possible increases or decreases in the value of such stock relative to the Purchase Price in the Conversion. As the Bank accrues compensation expense to reflect the vesting of such shares pursuant to the MRP, the charge against capital will be reduced accordingly. MRP adjustment is based on MRP expenses for the first year following the Conversion calculated in accordance with generally accepted accounting principles. MRP expenses are expected to be lower in subsequent years. Implementation of the MRP would require stockholder approval at a meeting of the Company's stockholders to be held within one year but no earlier than six months after the Conversion. For purposes of this table, it is assumed that the MRP will be adopted by the Bank's Board of Directors and approved by the Company's stockholders, and that the MRP will purchase the shares of Common Stock in the open market within the year following the Conversion. If the shares to be purchased by the MRP are assumed to be newly issued shares purchased from the Company by the MRP at the Purchase Price, at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the offering price as a percentage of pro forma stockholders' equity per share would be 63.6%, 68.0%, 71.8% and 75.4%, respectively, and pro forma net income per share would have been $0.27, $0.26, $0.25 and $0.24, respectively. As a result of the MRP, stockholders' interests will be diluted by approximately 3.85%. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan" and "Risk Factors -- Possible Dilutive Effect of MRP and Stock Options."
(4) Consolidated stockholders' equity represents the excess of the carrying value of the assets of the Company over its liabilities. The amounts shown do not reflect the federal income tax consequences of the potential restoration to income of the bad debt reserves for income tax purposes, which would be required in the event of liquidation. The amounts shown also do not reflect the amounts required to be distributed in the event of liquidation to eligible depositors from the liquidation account which will be established upon the consummation of the Conversion. Pro forma stockholders' equity information is not intended to represent the fair market value of the Common Stock, the current value of the Bank's assets or liabilities or the amounts, if any, that would be available for distribution to stockholders in the event of liquidation. Such pro forma data may be materially affected by a change in the number of shares to be sold in the Conversion and by other factors.
(5) Assumes that all shares of Common Stock held by the ESOP were committed to be released.
(6) It is expected that following the consummation of the Conversion the Company will adopt the Option Plan, which would be subject to stockholder approval, and that such plan would be considered and voted upon at a meeting of the Company's stockholders to be held within one year but no earlier than six months after the Conversion. Upon adoption of the Option Plan, employees and directors could be granted options to purchase an aggregate amount of the Common Stock equal to 10% of the shares issued in the Conversion at exercise prices equal to the market price of the Common Stock on the date of grant. In the event the shares issued under the Option Plan consist of newly issued shares of Common Stock and all options available for award under the Option Plan were awarded, the interests of existing stockholders would be diluted. At the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, if all shares under the Option Plan were newly issued and the exercise price for the option shares were equal to the Purchase Price in the Conversion, net income per share would be $0.25, $0.24, $0.23 and $0.22, respectively, and the stockholders' equity per share would be $15.42, $14.44, $13.72 and $13.09, respectively. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Stock Option Plan."

                         PROPOSED MANAGEMENT PURCHASES

     The following table sets forth information regarding the approximate number of shares of Common Stock intended to be purchased by each of the directors and officers of the Bank and by all directors and executive officers as a group, including their associates. For purposes of the following table, it has been assumed that 2,650,000 shares of Common Stock (i.e., the midpoint of the Estimated Valuation Range) will be sold at $10.00 per share (see "-- Stock Pricing and Number of Shares to be Issued") and that sufficient shares will be available to satisfy subscriptions in all categories.

                                                                                                 Aggregate Purchase Price
              Name and Position                       Total Shares        Percent of Total        of Proposed Purchases
----------------------------------------------     -----------------     ------------------     ---------------------------
WD Kelly
   Chairman of the Board....................              12,500               0.47%                 $    125,000
Bruce Thomas
   Director, President and Chief Executive
   Officer..................................              50,000               1.89                       500,000
Peggy R. Noel
   Director, Executive Vice President and
   Chief Financial Officer..................              50,000               1.89                       500,000
Boyd M. Clark
   Director and Senior Vice President --
   Loan Administration......................              50,000               1.89                       500,000
Clifton H. Cochran
   Director.................................              20,000               0.75                       200,000
Drury R. Embry
   Director.................................               1,000               0.04                        10,000
Walton G. Ezell
   Director.................................              50,000               1.89                       500,000
John Noble Hall, Jr.
   Director.................................              20,000               0.75                       200,000
Chester K. Wood
   Director.................................               7,500               0.28                        75,000
                                                   -------------         ----------                  ------------
All directors and executive officers, as a
   group (9 persons) and their
   associates...............................             261,000               9.85                     2,610,000

     ESOP (1)...............................             212,000               8.00                     2,120,000
     MRP (2)................................             106,000               4.00                     1,060,000
                                                   -------------         ----------                  ------------
       Total (3)............................             579,000              21.85%                 $  5,790,000
                                                   =============         ==========                  ============

                                                   (Footnotes on following page)

-------------------
(1) Consists of shares that could be allocated to participants in the ESOP, under which executive officers and other employees would be allocated in the aggregate 8.0% of the Common Stock issued in the Conversion. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Employee Stock Ownership Plan."
(2) Consists of shares that are expected to be awarded to participants in the MRP, if implemented, under which directors, executive officers and other employees would be awarded an aggregate number of shares equal to 4.0% of the Common Stock sold in the Conversion. The dollar amount of the Common Stock to be purchased by the MRP is based on the Purchase Price in the Conversion and does not reflect possible increases or decreases in the value of such Stock relative to the Purchase Price per share in the Conversion. Implementation of the MRP would require stockholder approval. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Management Recognition Plan." Such shares could be newly issued shares or shares purchased in the open market following implementation of the MRP, in the sole discretion of the Company's Board of Directors. The percentage shown assumes the shares are purchased in the open market. If all shares acquired by the MRP are newly issued shares, the percentage of the outstanding Common Stock owned by the MRP would be 3.85%. Any sale of newly issued shares to the MRP would be dilutive to existing stockholders. See "Risk Factors -- Potential Benefits of Conversion to Management."
(3) Does not include shares that possibly would be purchased by participants in an Option Plan intended to be implemented following the Conversion, under which directors, executive officers and other employees would be granted options to purchase an aggregate amount of the Common Stock equal to 10% of the shares issued in the Conversion at exercise prices equal to the market price of the Common Stock on the date of grant. Shares issued pursuant to the exercise of options could be from treasury stock or newly issued shares. Implementation of the Option Plan would require regulatory and stockholder approval. See "Management of the Bank -- Certain Benefit Plans and Agreements -- Stock Option Plan."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The Company has only recently been formed and, accordingly, has no results of operations at this time. As a result, this discussion relates to the financial condition and results of operations of the Bank. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area. See "Prospectus Summary -- Hopkinsville Federal Savings Bank."

     The Bank has historically been profitable. For the six months ended June 30, 1997, the Bank recorded net income of $870,000, a return on average assets of 0.86% and a return on average equity of 9.99%. For the year ended December 31, 1996, the Bank recorded net income of $195,000, a return on average assets of 0.09% and a return on average equity of 1.19%. In 1996, the Bank paid the FDIC a special assessment of $1.2 million before taxes ($812,000 net of tax) to recapitalize the SAIF. Excluding the effect of this one-time assessment in 1996, the Bank would have recorded net income of $1,007,000, a return on average assets of 0.48% and a return on average equity of 6.15%.

     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Bank's net income also is affected by the level of non-interest expenses such as compensation and employee benefits and FDIC insurance premiums.

     The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's market area.

Current Business Strategy

     Until 1996, the Bank's primary focus was on asset growth by attracting deposits. The Bank determined that deposits were the most suitable source of funding for the Bank because of their relative stability and the opportunity for the Bank to offer other income-producing products to its depositors. To attract deposits, the Bank offered rates on accounts that were at or above then-prevailing rates in its market area. As a result of this practice, the Bank's total assets increased each year until it reached $212.6 million at December 31, 1995. This strategy substantially increased the Bank's interest expense and reduced profitability.

     The Bank, however, was unable to deploy the significant amount of funds generated by this strategy solely through loan originations in its market area as reflected in the Bank's loan-to-deposit ratio of 43.5% at December 31, 1995. As a result, the Bank invested these funds in securities, primarily U.S. government and agency securities and mortgage-backed securities. See "-- Asset/Liability Management." The yields on these investments were significantly less than the yields obtained by the Bank on its loan portfolio. The combined lower weighted average yield on the Bank's interest-earning assets, when reduced by the relatively high cost of the Bank's deposits due to the Bank's former deposit pricing strategy, tended to depress the Bank's overall profitability.

     For the year ended December 31, 1995, the Bank's interest rate spread was 0.84%, a decrease from 1.09% for the year ended December 31, 1994. Although the Bank has been profitable in each of the past five years, the reduced net yield was reflected in the Bank's return on average assets, which was 0.20% for the year ended December 31, 1995. See "Selected Financial Information and Other Data."

     In 1996, the Bank revised its business strategy to emphasize increased profitability over asset growth by attracting deposits on a less aggressive basis through a reduction in overall deposit rates. This reduction caused a deposit run-off during 1996 of approximately $10.9 million in higher-costing deposits. This run-off contributed to a reduction in the

Bank's total assets to $204.4 million at December 31, 1996 from $212.6 million at December 31, 1995. Deposits as a percentage of average assets decreased from 92.4% at December 31, 1995 to 87.8% at December 31, 1996. In addition, the Bank continued its emphasis on origination of adjustable rate loans in its market area. In 1996, average loans increased $9.9 million, or 12.0%, from the 1995 average resulting in an increase in the loan to deposit ratio to 51.9% at December 31, 1996. See " --Asset/Liability Management" and "Business of the Bank." While the Bank's reduced emphasis on deposit-gathering decreased its liquidity, which was 45.63% at December 31, 1996, compared to 54.49% at December 31, 1995, the Bank remains well positioned to meet its liquidity needs.

     As a result of the Bank's revised business strategy, the Bank's interest rate spread increased to 1.35% for the year ended December 31, 1996, from 0.84% for the year ended December 31, 1995. During 1996, the Bank was required to pay a one-time deposit insurance assessment of $1.2 million ($812,000 after taxes) to the FDIC. See Note 13 of Notes to Financial Statements. This special assessment was imposed on all SAIF-insured financial institutions in September 1996. Including this special SAIF assessment, the Bank's net income, return on average assets and return on average equity for 1996 were $195,000, 0.09%, and 1.19%, respectively. Excluding the after-tax effect of this one-time assessment, the Bank's 1996 net income, return on average assets and return on average equity would have been $1,007,000, 0.48% and 6.15%, respectively, as compared to the Bank's 1995 net income, return on average assets and return on average equity of $412,000, 0.20% and 2.64%, respectively.

     The Bank's profitability in the six months ended June 30, 1997 also was primarily attributable to its current business strategy. The Bank's net income, return on average assets and return on average equity were $870,000, 0.86% and 9.99%, respectively, for the six months ended June 30, 1997, as compared to $445,000, 0.42% and 5.49%, respectively, for the six months ended June 30, 1996. See "Selected Financial Information and Other Data."

     The Bank intends to continue to implement its revised business strategy by further reducing its cost of deposits while continuing to emphasize mortgage loans as well as diversifying its lending practice. See "Business of the Bank -- Lending Activities." However, the results to date which are attributable to the Bank's current business strategy are not necessarily indicative of future results.

Asset/Liability Management

     Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Bank has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Bank's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans. For the six months and year ended June 30, 1997 and December 31, 1996, respectively, approximately $6.7 million and $12.4 million of the one-to-four family residential loans originated by the Bank (comprising 95.6% and 76.5%, respectively, of such loans) had adjustable rates.

     As discussed above, the Bank has used excess funds to invest in U.S. government and agency securities and mortgage-backed securities. Such investments have been made in order to manage interest rate risk, as well as to diversify the Bank's assets, manage cash flow, obtain yields and maintain the minimum levels of qualified and liquid assets required by regulatory authorities.

     The U.S. government and agency securities consist of notes issued by the FHLB System and other government agencies. The securities generally are purchased for a term of five years or less, and are fixed-term, fixed rate securities, callable securities or securities which provide for interest rates to increase at specified intervals to pre-established rates, and thus improve the spread between the Bank's cost of funds and yield on investments. At June 30, 1997, approximately $9.0 million of the securities were due in one year or less and approximately $49.0 million were due in one to five years. However, at June 30, 1997, approximately $51.0 million of the securities have call provisions which authorize the issuing agency to prepay the securities at face value at certain pre-established dates. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At June 30, 1997, the Bank held approximately $48.0 million of securities which are callable prior to December 31, 1997. The Bank currently anticipates that it would seek to reinvest any funds available from a prepayment into those U.S. government and agency securities or mortgage-backed securities which the Bank believes to be the most appropriate investments at that time, assuming lending opportunities are not then available. Notwithstanding their call feature, the Bank believes that it has benefited from its investments in callable securities, which have improved its portfolio yield over alternative fixed yield, fixed maturity investments.

     Mortgage-backed securities entitle the Bank to receive a pro rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Bank. Further, since they are primarily adjustable rate, mortgage-backed securities are helpful in limiting the Bank's interest rate risk. For more information regarding the Bank's investment securities, see "Business of the Bank -- Investment Securities" and Note 2 of Notes to Financial Statements.

Interest Rate Sensitivity Analysis

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be in terest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At June 30, 1997, the Bank had a positive one-year interest rate sensitivity gap of 21.49% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1997 which are expected to mature or reprice in each of the time periods shown.

                                                     Over One     Over Five       Over Ten
                                       One Year      Through       Through        Through        Over Fifteen
                                        or Less     Five Years    Ten Years     Fifteen Years       Years          Total
                                        -------     ----------    ---------     -------------       -----          -----
                                                                  (Dollars in thousands)
Interest-earning assets:
   Loans:
      One-to-four family.........     $  66,717    $   5,846     $   7,659      $       --      $      --      $  80,222
      Multi-family residential...         1,858           --            --              --             --          1,858
      Construction...............         4,219           --            --              --             --          4,219
      Non-residential............         7,312           --            --              --             --          7,312
      Secured by deposits........         3,314           --            --              --             --          3,314
      Other consumer.............           573        3,295           420              --             --          4,288
   Time deposits and interest
   bearing deposits in FHLB......         2,003           --            --              --             --          2,003
   Federal funds sold............        11,146           --            --              --             --         11,146
   Securities....................        64,019           --            --              --             --         64,019
   Mortgage-backed securities....        17,338        1,795         2,483              --             --         21,616
                                      ---------    ---------     ---------      ----------      ---------      ---------
     Total.......................     $ 178,499    $  10,936     $  10,562      $       --      $      --      $ 199,997
                                      ---------    ---------     ---------      ----------      ---------      ---------
Interest-bearing liabilities:

   Deposits......................     $ 135,528    $  44,069            --              --             --      $ 179,597

Interest sensitivity gap.........     $  42,971    $ (33,133)    $  10,562      $       --      $      --      $  20,400
                                      =========    =========     =========      ==========      =========      =========
Cumulative interest sensitivity
   gap...........................     $  42,971    $   9,838     $  20,400      $   20,400      $  20,400      $  20,400
                                      =========    =========     =========      ==========      =========      =========
Ratio of interest-earning assets to
   interest-bearing liabilities..         131.7%        24.8%          N/A             N/A            N/A          111.4%
                                      =========    =========     =========      ==========      =========      =========
Ratio of cumulative gap to
   total interest-earning assets.         21.49%        4.92%        10.20%         10.20%          10.20%         10.20%
                                      =========    =========     =========      ==========      =========      =========

     The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans which are classified based upon their next repricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and that other deposits are withdrawn or repriced within one year. Management of the Bank does not believe that these assumptions will be materially different from the Bank's actual experience. However, the actual interest rate sensitivity of the Bank's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors.

     The retention of adjustable-rate mortgage loans in the Bank's portfolio helps reduce the Bank's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of repricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers. See "Business of the Bank -- Lending Activities -- One-to-four Family Residential Lending."

Average Balance, Interest and Average Yields and Rates

     The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

     The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                                   Six Months Ended June 30,
                                            At June 30,          ---------------------------------------------------------------
                                               1997                          1997                              1996
                                       ----------------------    -----------------------------     -----------------------------
                                                  Weighted                            Average                            Average
                                                   Average       Average               Yield/      Average               Yield/
                                       Balance   Yield/Cost      Balance   Interest   Cost (1)     Balance   Interest   Cost (1)
                                       -------   ----------      -------   --------   ----         -------   --------   ----
                                                                       (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net..........   $  98,436      7.71%       $  97,162  $ 3,702     7.62%      $ 87,685   $ 3,223      7.35%
   Securities available for sale         6,048      2.81%           5,427       82     3.02%         4,095        74      3.61%
   Securities held to maturity....      79,587      6.16%          84,401    2,558     6.06%        99,040     2,857      5.77%
   Time deposits and other
     interest-bearing cash
     deposits.....................      13,149      5.56%          11,152      301     5.40%        16,970       410      4.83%
                                     ---------                  ---------  -------                --------   -------
     Total interest-earning
       assets.....................     197,220      6.79%         198,142    6,643     6.71%       207,790     6,564      6.32%
                                                 -------        ---------  -------  -------       --------   -------    ------
Non-interest-earning assets.......       5,276                      5,062                            5,759
                                     ---------
   Total assets...................   $ 202,496                  $ 203,204                         $213,549
                                     =========                  =========                         ========
Interest-bearing liabilities:
   Deposits.......................   $ 179,597      4.86%       $ 180,874  $ 4,417     4.88%      $193,142   $ 5,029      5.21%
   Borrowings.....................          --        --%             326        9     5.52%           841        23      5.47%
                                     ---------                  ---------  -------                --------   -------
   Total interest-bearing
     liabilities..................     179,597      4.86%         181,200    4,426     4.89%       193,983     5,052      5.21%
                                                 -------                   -------  -------                             ------
Non-interest-bearing
  liabilities.....................       4,634                      4,591                            3,351
                                     ---------                  ---------                         --------
     Total liabilities............     184,231                    185,791                          197,334
Retained earnings.................      15,461                     15,000                           14,594
Unrealized gain on
securities available for sale.....   $   2,804                  $   2,413                         $  1,621
                                     ---------                  ---------                         --------
     Total liabilities and
       retained earnings..........   $ 202,496                  $ 203,204                         $213,549
                                     ---------                  ---------                         --------
Net interest income...............                                         $ 2,217                           $ 1,512
                                                                           -------                           -------
Interest rate spread..............                  1.93%                              1.82%                              1.11%
                                                 -------                            -------                             ------
Net yield on interest-earning
  assets..........................                                                     2.24%                              1.46%
                                                                                    -------                             ------
Ratio of interest-earning
  assets interest-bearing
  liabilities.....................                109.81%                            109.35%                            107.12%
                                                 -------                            -------                             ------

                                                   (Continued on following page)

                                                                          Year Ended December 31,
                                                   -------------------------------------------------------------------
                                                                1996                               1995
                                                   --------------------------------    -------------------------------
                                                    Average               Average      Average               Average
                                                    Balance   Interest   Yield/Cost    Balance   Interest   Yield/Cost
                                                    -------   --------   ----------    -------   --------   ----------
                                                                          (Dollars in thousands)
Interest-earning assets:
   Loans receivable, net.................           $ 92,066   $   6,824      7.41%     $ 82,212  $  5,840      7.10%
   Securities available for sale.........              4,372         151      3.45%        3,641       135      3.71%
   Securities held to maturity ..........             98,139       5,624      5.73%       85,149     4,364      5.13%
   Time deposits and other
     interest-bearing cash
     deposits............................              9,459         621      6.57%       35,510     2,133      6.01%
                                                    --------   ---------                --------  --------
     Total interest-earning
       assets............................            204,036      13,220      6.48%      206,512    12,472      6.04%
                                                               ---------   --------                --------  --------
Non-interest-earning assets..............              5,310                               4,206
                                                    --------                            --------
   Total assets..........................           $209,346                            $210,718
                                                    ========                            ========

Interest-bearing liabilities:
   Deposits..............................         $  189,837   $   9,732      5.13%     $192,352  $ 10,009      5.20%
   Borrowings............................                329          25      7.59%           --        --        --
                                                  ----------   ---------                --------  --------
     Total interest-bearing
       liabilities.......................            190,166       9,757      5.13%      192,352    10,009      5.20%
                                                               ---------  --------                --------  --------
Non-interest-bearing liabilities.........              2,816                               2,758
                                                  ----------                            --------
     Total liabilities...................            192,982                             195,110
Retained earnings........................             14,578                              14,249
Unrealized gain on securities
   available for sale....................              1,786                               1,359
                                                  ----------                            --------
     Total liabilities and
       retained earnings.................         $  209,346                            $210,718
                                                  ==========                            ========

Net interest income......................                      $   3,463                $  2,463
                                                               =========                ========
Interest rate spread.....................                                     1.35%                             0.84%
                                                                          ========                          ========
Net yield on interest-earning
   assets................................                                     1.70%                             1.19%
                                                                          ========                          ========
Ratio of average interest-earning
   assets to average interest-
   bearing liabilities...................                                   107.29%                           107.36%
                                                                          ========                          ========


                                                       Year Ended December 31,
                                                  ----------------------------------
                                                               1994
                                                  ----------------------------------
                                                  Average                  Average
                                                  Balance     Interest    Yield/Cost
                                                  -------     --------    ----------

Interest-earning assets:
   Loans receivable, net.................         $   74,278   $   5,247      7.06%
   Securities available for sale.........              2,919         109      3.73%
   Securities held to maturity ..........             74,177       3,320      4.48%
   Time deposits and other
     interest-bearing cash
     deposits............................             42,100       1,758      4.18%
                                                   ---------   ---------
     Total interest-earning
       assets............................            193,474      10,434      5.39%
                                                               ---------  --------
Non-interest-earning assets..............              3,623
                                                   ---------
   Total assets..........................          $ 197,097
                                                   =========

Interest-bearing liabilities:
   Deposits..............................           $179,848   $   7,740      4.30%
   Borrowings............................                 --          --        --
                                                    --------   ---------
     Total interest-bearing
       liabilities.......................            179,848       7,740      4.30%
                                                                          --------
Non-interest-bearing liabilities.........              2,476
                                                    --------
     Total liabilities...................            182,324
Retained earnings........................             13,828
Unrealized gain on securities
   available for sale....................                945
                                                    --------
     Total liabilities and
       retained earnings.................           $197,097
                                                    ========

Net interest income......................                      $   2,694
                                                               =========
Interest rate spread.....................                                     1.09%
                                                                          ========
Net yield on interest-earning
   assets................................                                     1.39%
                                                                          ========
Ratio of average interest-earning
   assets to average interest
   bearing liabilities...................                                   107.58%
                                                                          ========

------------------
(1)     Annualized.

Rate/Volume Analysis

     The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by new volume).

                                     Six Months Ended June 30,                          Year Ended December 31,
                                   -----------------------------   -----------------------------------------------------------------
                                           1997 vs. 1996                    1996 vs. 1995                      1995 vs. 1994
                                   -----------------------------   -------------------------------    ------------------------------
                                        Increase                        Increase                           Increase
                                   (Decrease) due to               (Decrease) due to                  (Decrease) due to
                                   -----------------               -----------------                  -----------------
                                                         Total                             Total                            Total
                                                       Increase                          Increase                          Increase
                                   Rate      Volume   (Decrease)   Rate       Volume    (Decrease)    Rate       Volume   (Decrease)
                                   ----      ------   ----------   ----       ------    ----------    ----       ------   ----------
                                                                          (In thousands)
Interest-earning assets:
   Loans receivable............    $  131    $  348    $  479      $   284    $   700    $   984      $    33    $   560    $   593
   Securities available for
      sale.....................       (16)       24         8          (11)        27         16           (1)        27         26
   Securities held to
      maturity.................       122      (421)     (299)         594        666      1,260          553        491      1,044
   Other interest-earning
      assets...................        32      (141)     (109)          53     (1,565)    (1,512)         650       (275)       375
                                   ------    ------    ------      -------    -------    -------      -------    -------    -------
      Total interest-
        earning assets.........    $  269    $ (190)   $   79      $   920    $  (172)   $   748      $ 1,235    $   803    $ 2,038
                                   ------    ------    ------      -------    -------    -------      -------    -------    -------

Interest-bearing liabilities:
   Deposits....................    $ (298)   $ (314)   $ (612)     $  (146)   $  (131)   $  (277)     $ 1,731    $   538    $ 2,269
   Borrowings..................        --       (14)      (14)          --         25         25           --         --         --
                                   ------    ------    ------      -------    -------    -------      -------    -------    -------
      Total interest-
        bearing liabilities....    $ (298)   $ (328)   $ (626)     $  (146)   $  (106)   $  (252)     $ 1,731    $   538    $ 2,269
                                   ------    ------    ------      -------    -------    -------      -------    -------    -------

Increase (decrease) in net
   interest income.............    $  567    $  138    $  705      $ 1,066    $   (66)   $ 1,000      $  (496)   $   265    $  (231)
                                   ------    ------    ------      -------    -------    -------      -------    -------    -------

Comparison of Financial Condition at June 30, 1997 and December 31, 1996

     The Bank's total assets decreased by $1.9 million, from $204.4 million at December 31, 1996 to $202.5 million at June 30, 1997. Securities held to maturity declined $16.4 million due to various issues maturing. Of such funds, $10.6 million was reinvested in Federal funds sold, which increased from $500,000 at December 31, 1996 to $11.1 million at June 30, 1997. In addition, $1.3 million in maturing securities was utilized to repay FHLB advances, resulting in no borrowed funds at June 30, 1997.

     The decrease in assets was also due to a decrease in assets funded by deposits as the Bank continued to price its deposits less aggressively in 1997 in an effort to reduce its overall cost of funds. At June 30, 1997 deposits decreased to $181.4 million from $183.8 million at December 31, 1996, a net decrease of $2.4 million. Deposits decreased as depositors sought higher returns than those available on accounts being offered by the Bank. The Bank's average cost of deposits for the six months ended June 30, 1997 was 4.88%, compared to 5.13% for the year ended December 31, 1996. Management intends to continually evaluate the investment alternatives available to the Bank's customers, and adjusts the pricing on its deposit products to more actively manage its funding costs while remaining competitive in its market area.

     The Bank's loan portfolio increased by $2.9 million during the six months ended June 30, 1997. Net loans totaled $98.4 million and $95.5 million at June 30, 1997 and December 31, 1996, respectively. The increase in the loan activity during the six months ended June 30, 1997 was due to the Bank's efforts to increase its loan originations using funds currently held in investment securities. For the six months ended June 30, 1997, the Bank's average yield on loans was 7.62%, compared to 7.41% for the year ended December 31, 1996.

     At June 30, 1997, the Bank's investments classified as "held to maturity" were carried at amortized cost of $79.6 million and had an estimated fair market value of $79.6 million, and its equity securities classified as "available for sale" had an estimated fair market value of $6.0 million, including Federal Home Loan Mortgage Corporation ("FHLMC") stock with an estimated fair market value of $4.4 million. See Note 2 of Notes to Financial Statements.

     The allowance for loan losses totaled $227,000 at June 30, 1997, an increase of $10,000 from the allowance of $217,000 at December 31, 1996. At June 30, 1997, the ratio of the allowance for loan losses to loans was 0.23%, compared to 0.23% at December 31, 1996. Also at June 30, 1997, the Bank's non-performing loans were $222,000, or 0.23% of total loans, compared to $266,000, or 0.28% of total loans, at December 31, 1996 and the Bank's ratio of allowance for loan losses to non-performing loans at June 30, 1997 and December 31, 1996 was 102.25% and 81.58%, respectively. The determination of the allowance for loan losses is based on management's analysis, performed on a quarterly basis. Various factors are considered, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although management believes its allowance for loan losses is adequate, there can be no assurance that additional allowances will not be required or that losses on loans will not be incurred. The Bank has had minimal losses on loans in prior years. See Note 3 of Notes to Financial Statements.

Comparison of Financial Condition at December 31, 1996 and December 31, 1995

     The Bank's total assets decreased by $8.2 million, or 3.9%, from $212.6 million at December 31, 1995 to $204.4 million at December 31, 1996, primarily as a result of a reduction in cash and maturing investments to fund deposit withdrawals. At December 31, 1996, deposits decreased to $183.8 million from $194.8 million at December 31, 1995, a net decrease of $11.0 million, or 5.6%. To reduce its overall cost of funds, the Bank began to price deposits less aggressively in 1996. The Bank's average cost of deposits for the year ended December 31, 1996 was 5.13%, compared to 5.20% for the year ended December 31, 1995.

     The Bank's loan portfolio increased by $10.7 million, or 12.7%, during the year ended December 31, 1996. Net loans totaled $95.5 million and $84.8 million at December 31, 1996 and 1995, respectively. The increase in the loan activity during the year ended December 31, 1996 was primarily due to the Bank's efforts to expand its loan originations and reduce the proportion of its interest-earning assets not invested in loans. For the year ended December 31, 1996, the Bank's average yield on loans was 7.41%, compared to 7.10% for the year ended December 31, 1995.

     At December 31, 1996, the Bank's investment portfolio included mortgage-backed and U.S. government and agency securities classified as "held to maturity" carried at amortized cost of $95.9 million and an estimated fair market value of $95.8 million and equity securities classified as "available for sale" with an estimated fair market value of $5.1 million, including FHLMC stock with a fair market value of $3.5 million.

     As part of the Bank's strategy to focus on profitability and loan growth, the Bank funded the increase in its loan portfolio internally by reducing its time deposits with other financial institutions from $7.0 million at December 31, 1995, to $2.0 million at December 31, 1996, reduced Federal funds sold from $7.9 million at December 31, 1995, to $500,000 at December 31, 1996, and eliminating interest-bearing deposits in the FHLB, which were $5.6 million at December 31, 1995.

     The allowance for loan losses totaled $217,000 at December 31, 1996, compared to $122,000 at December 31, 1995. As of those dates, the Bank's non-performing loans were $266,000 and $134,000, respectively, or 0.28% and 0.16% of total loans, respectively. At December 31, 1996, the ratio of the allowance for loan losses to loans was 0.23%, compared to 0.14% at December 31, 1995. The increase in the ratio was primarily attributable to a $100,000 provision for loan losses for the year ended December 31, 1996, as a result of the increase in the loan portfolio.

     Premises and equipment, net, remained unchanged at $2.3 million at December 31, 1996 and 1995. Land increased from $496,000 at December 31, 1995 to $571,000 at December 31, 1996, due to the Bank's purchase of a real estate lot in Cadiz, Kentucy, for $75,000 in July 1996. The Bank intends to relocate its Cadiz branch office to a building that will be constructed on the lot. See "Management of the Bank -- Transactions with Management," "Business of the Bank -- Offices and Other Material Properties" and Note 4 of Notes to Financial Statements.

     The Bank's other assets increased $227,000 to $255,000 at December 31, 1996 from $28,000 at December 31, 1995 principally due to a $248,000 increase in the Bank's prepaid federal income taxes in 1996. The prepayment arose from the Bank's payments of its estimated tax payments during the first three quarters of 1996, which had been computed based upon taxable income without including the tax effect of the tax deduction that arose in the fourth quarter of 1996 because the Bank's one-time SAIF assessment in that quarter.

Comparison of Operating Results for the Six Months Ended June 30, 1997 and 1996

     Net Income. The Bank's net income for the six months ended June 30, 1997 was $870,000 compared to $445,000 for the six months ended June 30, 1996. The increase in net earnings for the six months resulted primarily from an improvement in the Bank's net yield on interest-earning assets, offset in part by a slight increase in non-interest expense and income taxes.

     Net Interest Income. Net interest income for the six months ended June 30, 1997 was $2.2 million compared to $1.5 million for the six months ended June 30 1996. The increase in net interest income for the six months ended June 30, 1997 was primarily due to a lower cost of funds and a higher yield on interest-earning assets. For the six months ended June 30, 1997, the Bank's average yield on total interest-earning assets was 6.71%, compared to 6.32% for the six months ended June 30, 1996 and its average cost of interest-bearing liabilities was 4.89%, compared to 5.21% for the six months ended June 30, 1996. As a result, the Bank's interest rate spread for the six months ended June 30, 1997 was 1.82%, compared to 1.11% for the six months ended June 30, 1996 and its net yield on interest-earning assets was 2.24% for the six months ended June 30, 1997, compared to 1.46% for the six months ended June 30, 1996.

     Interest Income. Interest income increased by $79,000 from $6.56 million to $6.64 million, or by 1.2%, during the six months ended June 30, 1997 compared to the same period in 1996. This increase primarily resulted from a continued strategic shift from investment securities to higher-yielding loans. The average balance of securities held to maturity declined $14.6 million, from $99.0 million at June 30, 1996, to $84.4 million at June 30, 1997. In addition, average time deposits and other interest-bearing cash deposits declined $5.8 million, from $17.0 million at June 30, 1996 to $11.2 million at June 30, 1997. Overall, average total interest-earning assets declined $9.7 million, or 4.7%, from June 30, 1996 to June 30, 1997. However, the strategic repositioning of the balance sheet into higher-yielding assets resulted in an increase in the average yield on interest-earning assets from 6.32% at June 30, 1996, to 6.71% at June 30, 1997. In addition, the ratio of interest-earning assets to interest-bearing liabilities increased from 107.12% for the six months ended June 30, 1996 to 109.35% for the six months ended June 30, 1997.

     Interest Expense. Interest expense decreased $626,000, or 12.4%, to $4.4 million for the six months ended June 30, 1997, compared to $5.1 million for the same period in 1996. The decrease was attributable to the combined effect of a lower cost of funds and a $12.8 million decline in the average balance of interest-bearing liabilities. The average cost of average interest bearing liabilities declined from 5.21% at June 30, 1996 to 4.89% at June 30, 1997. Over the same period, the average balance of deposits decreased $12.2 million, from $193.1 million at June 30, 1996 to $180.9 million at June 30, 1997, or 6.3%.


     Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation considers numerous factors including, general economic conditions, loan portfolio composition, prior loss experience, the estimated fair value of the underlying collateral and other factors that warrant recognition in providing for an adequate loan loss allowance. The Bank determined that an additional $10,000 provision for loan loss was required for the six months ended June 30, 1997. For the six months ended June 30, 1996, the Bank determined that no provision was warranted at the time because of the Bank's absence of loan losses, the low level of nonperforming assets to total assets and management's assessment of its ongoing collection efforts.

     Non-Interest Expense. There was no material change in total non-interest expense in the six months ended June 30, 1997 compared to the same period in 1996. A decrease in FDIC deposit insurance premiums of $158,000 offset increases in other non-interest expenses.

     Income Taxes. The Bank's effective tax rate for the six months ended June 30, 1997 was 33.8%, compared to 33.2% for the same period in 1996. The increase in income tax expense of $222,000 in the six month period compared to the same period in 1996 was due to an increase in income.

Comparison of Operating Results for the Years Ended December 31, 1996 and 1995

     Net Income. The Bank's net income for the year ended December 31, 1996 was $195,000, compared to $412,000 for the year ended December 31, 1995. The decrease in net earnings for the year resulted primarily from the special SAIF assessment expense of $1.2 million, which negatively impacted net income by $812,000 net of tax, for the year ended

December 31, 1996. Excluding the one-time special SAIF assessment, net income for the year ended December 31, 1996 would have been $1,007,000, an increase of $595,000, or 144.4% from net income of $412,000 for the year ended December 31, 1995. The improvement in net income from the year ended December 31, 1995 to December 31, 1996, was primarily the result of the Bank's repositioning funds into higher yielding assets as well as a decline in the cost of funds.

     Net Interest Income. Net interest income for the year ended December 31, 1996 was $3.5 million, compared to $2.5 million for the year ended December 31, 1995. The increase in net interest income for the year ended December 31, 1996 was primarily due to an increase in the Bank's interest income and a decline in the Bank's overall cost of funds. The average balance of the loan portfolio increased $9.9 million, from $82.2 million for the year ended December 31, 1995 to $92.1 million for the year ended December 31, 1996. The average yield on loans increased from 7.10% to 7.41% over the same periods. At the same time, the average balance of deposits decreased from $192.4 million for the year ended December 31, 1995 to $189.8 million for the year ended December 31, 1996. Further, the average cost of deposits declined from 5.20% to 5.13% for the same period resulting from the Bank's decision to reprice deposits to improve profitability. As a result, for the year ended December 31, 1996, the Bank's interest rate spread and net yield on interest-earning assets were 1.35% and 1.70%, respectively, an increase from 0.84% and 1.19%, respectively, for the year ended December 31, 1995.

     Interest Income. Interest income increased by $748,000 from $12.5 million to $13.2 million, or by 6.0%, during 1996 compared to 1995. This increase primarily resulted from an increase in the average yield on the loan portfolio, which was 7.41% for 1996 compared to 7.10% for 1995, as well as an increase in the average balance of loans to $92.1 million in 1996 compared to $82.2 million in 1995.

     Interest Expense. Interest expense decreased $252,000, or 2.5%, to $9.8 million for the year ended December 31, 1996 from $10.0 million for the year ended December 31, 1995. The Bank's strategy of less aggressively pricing its deposit products resulted in a decrease in its cost of funds as well as a reduction in the level of interest-bearing liabilities due to an outflow of higher cost deposits. At December 31, 1996, total deposits were $183.8 million, compared to $194.8 million at December 31, 1995, a decrease of 5.6%.

     Provision for Loan Losses. The Bank determined that a provision for loan loss of $100,000 was appropriate for the year ended December 31, 1996. The Bank determined to increase the level of the provision for loan losses in view of the $10.7 million, or 12.7%, increase in the Bank's loan portfolio; the character of the loan portfolio, particularly the Bank's efforts to originate a higher volume and greater variety of consumer loans which may entail greater credit risk than residential mortgage loans; the $132,000 increase in non-performing loans during the year; and management's assessment of loan losses.

     Non-Interest Income. The $192,000 increase in non-interest income in the year ended December 31, 1996 compared to the year ended December 31, 1995 was primarily due to a $106,000 increase in loan fees due to higher loan originations, as well as increases in NOW account fees and service charges.

     Non-Interest Expense. The $1.4 million increase in non-interest expense in 1996 compared to 1995 was primarily attributable to the $1.2 million special SAIF assessment during 1996, as well as higher compensation and benefit expenses. The one-time SAIF assessment was imposed on all savings institutions in September 1996 and was payable in November 1996. See "Regulation -- Regulation of the Bank -- Federal Deposit Insurance."

     Income Taxes. The Bank's effective tax rate for the year ended December 31, 1996 was 30.3%. The decrease in income tax expense of $119,000 in 1996 compared to 1995 was due to the decrease in income in 1996 compared to 1995.

Comparison of Operating Results for the Years Ended December 31, 1995 and 1994

     Net Income. The Bank's net income for the year ended December 31, 1995 was $412,000 compared to $580,000 for the year ended December 31, 1994. The decrease in net earnings for the year resulted primarily from a narrowing of the Bank's net yield on interest-earning assets, a reduction in non-interest income and a slight increase in non-interest expense.

     Net Interest Income. Net interest income for the year ended December 31, 1995 was $ 2.5 million compared to $2.7 million for the year ended December 31, 1994. The decrease in net interest income for the year ended December 31, 1995 was primarily due to an increase in interest expense which exceeded the increase in interest income. For the year ended December 31, 1995, the Bank's average cost of deposits was 5.20%, compared to 4.30% for the year ended December

31, 1994. For the year ended December 31, 1995, the average yield on total interest-earning assets was 6.04%, compared to 5.39% for the year ended December 31, 1994. For the year ended December 31, 1995, the Bank's interest rate spread and net interest margin were 0.84% and 1.19%, respectively, compared to 1.09% and 1.39%, respectively, for the year ended December 31, 1994. During the same period, the Bank's ratio of average interest-earning assets to average interest-bearing liabilities remained relatively unchanged, declining to 107.36% for the year ended December 31, 1995 from 107.58% for the year ended December 31, 1994.

     Interest Income. Interest income increased by $2.1 million from $10.4 million to $12.5 million, or by 20.2%, during 1995 compared to 1994. Higher interest income was primarily the result of an increase of $13.0 million, or 6.7%, in average interest earning assets, from $193.5 million at December 31, 1994 to $206.5 million at December 31, 1995. The Bank's average loan portfolio increased $7.9 million, or 10.7%, and the average yield on the loan portfolio increased slightly from 7.06% to 7.10%. Over this same period, the Bank's average portfolio of securities held to maturity increased $11.0 million, or 14.8%, while the average yield associated with these securities increased from 4.48% to 5.13%.

     Interest Expense. Interest expense increased $2.3 million, or 29.3%, to $10.0 million for the year ended December 31, 1995 from $7.7 for the year ended December 31, 1994. The increase was primarily attributable to a higher cost of deposits and a $12.5 million, or 7.0%, increase in average interest bearing liabilities. The increase in average deposits and deposit costs were the direct result of the Bank's aggressive deposit growth and pricing strategy. See " -- Current Business Strategy."

     Provision for Loan Losses. Due to minimal asset quality problems, the Bank determined that a provision for loan loss was not required for the year ended December 31, 1995.

     Non-Interest Income. Non-interest income decreased $114,000 during 1995 compared to 1994. The decrease primarily resulted from decreases in loan fees and service charges.

     Non-Interest Expense. Salaries and benefits for 1994 included $159,000 in settlements of pension plan obligations to two employees. The $93,000 decrease in non-interest expense in 1995 compared to 1994 was partially offset by increased non-interest expenses primarily attributable to the opening of a new banking facility in 1995.

     Income Taxes. The Bank's effective tax rate for the year ended December 31, 1995 was 33.0%. The decrease in income tax expense of $84,000 in 1995 compared to 1994 was due to the decrease in income in 1995 compared to 1994.

Liquidity and Capital Resources

     Following the completion of the Conversion, the Company initially will have no business other than that of the Bank and investing the net Conversion proceeds retained by it. Management believes that the net proceeds to be retained by the Company, earnings on such proceeds and principal and interest payments on the ESOP loan, together with dividends that may be paid from the Bank to the Company following the Conversion, will provide sufficient funds for its initial operations and liquidity needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank will be subject to certain regulatory limitations with respect to the payment of dividends to the Company. See "Dividend Policy" and "Regulation -- Regulation of the Bank -- Limitations on Capital Distributions." The Company intends to lend a portion of the net proceeds retained from the Conversion to the ESOP to permit its purchase of the Common Stock in the Conversion. See "Use of Proceeds."

     At June 30, 1997, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the OTS' regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see "Regulation -- Regulation of the Bank -- Regulatory Capital," and Note 13 of Notes to Financial Statements.

     The following table reconciles the Bank's retained earnings as reported in its financial statements at June 30, 1997 to its tangible, core and risk-based capital levels and compares such totals to the regulatory requirements. OTS regulations eliminate the effect of unrealized gains and losses, net of tax effect, on available for sale securities from the computation of regulatory capital. This regulation has the effect of decreasing each of the Bank's tangible, core and risk-based capital by $2.8 million compared to the Bank's retained income.


                                        Amounts Reported in         Minimum Regulatory               Amount of
                                       Financial Statements             Requirement               Excess Capital
                                      ------------------------    ------------------------    ------------------------
                                                  Percent of                  Percent of                  Percent of
                                       Amount     Assets (1)        Amount    Assets (1)        Amount    Assets (1)
                                       ------     ----------        ------    ----------        ------    ----------
                                                                  (Dollars in thousands)
Bank's retained earnings..........    $  18,265       9.14%
Adjustments.......................        2,804       1.40%
                                      ---------   ---------
Tangible capital..................       15,461       7.74%       $   2,995        1.5%       $  12,466        6.24%
                                      ---------   ---------

Core capital......................    $  15,461       7.74%       $   5,991        3.0%       $   9,470        4.74%
                                      ---------   ---------       ---------    --------       ---------     --------

Allowable portion of
general allowance for loans
   losses.........................          227
                                      ---------

Risk-based capital................    $  15,688      21.53%       $   5,829        8.0%       $   9,859       13.53%
                                      ---------   ---------       ---------    --------       ---------     --------

---------------
(1) Based on the Bank's adjusted total assets for the purpose of the tangible and core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

     The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predicable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meeting operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied at the direction of the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum ratio is currently 5%. The Bank has historically maintained a level of liquid assets in excess of regulatory requirements. The Bank's liquidity ratios at June 30, 1997 and December 31, 1996 and 1995 were 41.53%, 45.63% and 54.49%, respectively.

     A major portion of the Bank's liquidity consists of cash and cash equivalents, which include investments in highly liquid, short-term deposits. The level of these assets is dependent on the Bank's investing, operating and financing activities during any given period. At June 30, 1997, cash and cash equivalents totaled $1.4 million.

     Although the operating activities of the Bank have historically generated a declining amount of cash flows, during the six months ended June 30, 1997, cash flows from operating activities increased. For the years ended December 31, 1994, 1995 and 1996, such cash flows were $448,000, $169,000 and $112,000, respectively, with the declines primarily attributable to lower net income as the Bank pursued a strategy of increasing its deposit base through the payment of above-market interest rates. See "Business of the Bank -- Current Business Strategy." This higher interest expense was not offset by the Bank's adjustable rate mortgage loans, which were offered at market rates. Further, interest rates on the loans were adjusted based upon a lagging interest rate index, while deposit rates were subject to adjustment on a weekly basis. The Bank discontinued its deposit pricing strategy in 1996, which contributed to the increase in the Bank's interest rate spread to 1.35% for 1996, from 0.84% from 1995. However, the related increase in cash flows from operating activities for 1996 was more than offset by a decrease in net income as a result of the Bank's required payment of the one-time SAIF assessment of $1.2 million. This change in pricing strategy is believed to be more fully reflected in the Bank's cash flows of $882,000 for the six months ended June 30, 1997, which not only exceeded its cash flows of $123,000 for the six months ended June 30, 1996 but also the cash flows for the year ended December 31, 1994, 1995 and 1996 combined.

     The Bank's cash flows from investing activities increased and became a net source of funds as the Bank began to emphasize the investment of available funds in loans rather than in securities held-to-maturity. The principal source of the Bank's cash flows in this area has been proceeds from the maturities of held-to-maturity securities, the volume of which reflects the Bank's prior emphasis on investments in such securities over loans. These proceeds were a source of cash flows of $11.8 million for 1994, $51.5 million for 1995, $44.0 million for 1996, and $22.3 million for the six months ended June 30, 1997. At the same time, the Bank's investment of cash in loans increased to $10.8 million in 1996, from $6.2 million in 1995 and $10.7 million in 1994, while purchases of held-to-maturity securities declined to $41.4 million in 1996 from $73.7 million in 1995, compared to purchases of $8.0 million in 1994. Further, the Bank has re-positioned the investment of its excess funds to enhance their availability. For instance, the Bank's investment of funds in time deposits at other banks has been reversed, from a net investment in 1994 of $12.0 million to net withdrawals from time deposits as they matured of $20.0 million in 1995 and $5.0 million in 1996. Funds not immediately invested in loans are sold on the federal funds market, which permits the Bank to earn a favorable rate of interest while maintaining daily access to such funds. Although the Bank continues to acquire held-to-maturity securities using funds from loan repayments and proceeds from maturities of similar securities, the Bank's liquidity position avoids the need to consider the sale of such securities prior to maturity to satisfy lending or other operational commitments. At June 30, 1997, in addition to the liquidity of its federal funds sold and other assets, which were 41.53% of deposits and short-term borrowings, the Bank had available an unused $10.1 million line of credit with the FHLB of Cincinnati.

     The Bank's financing activities have changed from a provider of cash to a user of cash, as the Bank has removed the emphasis on the growth of its deposit base. As part of this strategy, which began during 1996, the Bank permitted the run-off of higher-costing time deposits by offering only market rates of interest on maturing deposits rather than above-market rates under its previous pricing strategy. Prior to implementation of this strategy, time deposits generated cash flows of $11.7 million in 1994 and $18.9 million in 1995. However, as a result of the current strategy, cash was required to fund net withdrawals of time deposits in amounts of $13.1 million in 1996 and $2.7 million for the six months ended June 30, 1997. Because of the Bank's ability to generate cash flows from its financing activities and the availability of its other liquid assets, the Bank does not anticipate any difficulty in funding future withdrawals of such time deposits as they come due.

     Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At June 30, 1997, the Bank had no outstanding advances from the FHLB. See Note 6 of Notes to Financial Statements.

     At June 30, 1997, the Bank had $1.5 million in outstanding commitments to originate loans. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less totaled $80.1 million at June 30, 1997. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

     Another source of liquidity is anticipated net proceeds from the Conversion. Following the completion of the Conversion, the Bank will receive at least 50% of the net proceeds from the Conversion. These funds are expected to be used by the Bank for its business activities.

Impact of Inflation and Changing Prices

     The financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations.

     Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, changes in interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

     Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Bank adopted the provisions of SFAS 125 in January 1997. Based on the Bank's current operating activities, management does not believe that the adoption of this statement will have a material impact on the Bank's financial condition or results of operations.

     Accounting For Earnings Per Share. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

     SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. The Company will adopt the statement at fiscal year-end 1997. Basic and diluted earnings per share under SFAS 128 would be identical to earnings per share as presented in the financial statements and, therefore, will not have any material effect on the Company.

     Reporting of Comprehensive Income. In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting of Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     This statement is effective for fiscal years beginning after December
15, 1997. Earlier application is permitted. Reclassfication of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that adoption of SFAS 130 will have a material effect on the Company.

     Disclosure about Segments and Related Information. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments.

     This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS 131 will have a material effect on the Company.

                             BUSINESS OF THE COMPANY

     The Company was organized at the direction of the Board of Directors of the Bank in May 1997 for the purpose of becoming a holding company to own all of the outstanding capital stock of the Bank. Upon completion of the Conversion, the Bank will become a wholly owned subsidiary of the Company. For additional information, see "HopFed Bancorp, Inc."

     The Company currently is not an operating company. Following the Conversion, the Company will be engaged primarily in the business of directing, planning and coordinating the business activities of the Bank. In the future, the Company may become an operating company or acquire or organize other operating subsidiaries, including other financial institutions, though there are no current plans in this regard.

                              BUSINESS OF THE BANK

General

     The Bank is a federally chartered mutual savings bank headquartered in Hopkinsville, Kentucky, with branch offices in Hopkinsville, Murray, Cadiz and Elkton, Kentucky. The Bank was incorporated by the Commonwealth of Kentucky in 1879 under the name Hopkinsville Building and Loan Association. In 1940, the Bank converted to a federal mutual savings association and received federal insurance of its deposit accounts. In 1983, the Bank became a federal mutual savings bank and adopted its current corporate title.

     The business of the Bank primarily consists of attracting deposits from the general public and investing such deposits in loans secured by single family residential real estate and investment securities, including U.S. Government and agency securities and mortgage-backed securities. The Bank also originates single-family residential/construction loans and multi-family and commercial real estate loans, as well as loans secured by deposits and other consumer loans. The Bank emphasizes the origination of residential real estate loans with adjustable interest rates and other assets which are responsive to changes in interest rates and allow the Bank to more closely match the interest rate maturation of its assets and liabilities.

     At June 30, 1997, the Bank's net loan portfolio comprised 48.6% of total assets, and 79.3% of total loans were secured by one-to-four family residential properties. At June 30, 1997, short-term investments and investment securities represented 38.1% of total assets and mortgage-backed securities represented 10.7% of total assets. At June 30, 1997, nonperforming loans totaled 0.11% of total assets.

Market Area

     The primary market area of the Bank consists of the adjacent counties of Calloway, Christian, Todd and Trigg located in southwestern Kentucky. The Bank's four-county market area reported a population of 122,301 in 1994. Median household income levels in the counties of the Bank's market area are below averages for the Commonwealth of Kentucky and the United States. The 1990 census estimated the income level for the Bank's market area in 1994 to be approximately 90% of the state average and 69% of the national average. The unemployment rates for the Bank's market area in June 1997 were reported by the Pennyrile Area Development District (a government agency) at 4.7% for Christian County, 4.8% for Calloway County, 3.8% for Trigg County and 5.9% for Todd County.

     The Bank is one of two thrift institutions headquartered in its market area and there are six banks with headquarters in the Bank's market area. In addition, a number of larger financial institutions have branch offices located in the Bank's primary market area.

     The market area's economy depends primarily on a number of industrial facilities, including manufacturing operations for Dana Corporation Parish Frame Division, Freudenberg Nonwovens, Phelps Dodge Magnet Wire Company, Thomas Industries Lighting Fixtures, International Paper, Mitsubishi CNC Machining Center & CNC Turning Center, Rockwell International Suspension Systems Company U.S., Flynn Enterprises, ARDCO, Johnson Controls, Sun Chemical and Briggs and Stratton. The market area is an agricultural community and is affected by agriculture-related industries, including U.S. Tobacco, Southwestern Tobacco, Wayne Feeds, Case Power and Equipment and Agri-Chem. The market area also includes Fort Campbell Army Base, Murray State University, Western State Hospital and Community College of the University of Kentucky, as well as locally-owned companies which have achieved national recognition, including Dunlap Sales, Kentucky Derby Hosiery and Gardner Wallcoverings.

     National Capital's appraisal of the estimated pro forma market value of the Common Stock to be sold in the Conversion included an analysis of the Bank's primary market area and the prevailing economic conditions. In preparing the appraisal, National Capital considered major employers and employment data, the location of the Bank's lending operations, the Bank's deposit share and market position, the current population and projected population growth, the number of households, age distribution, median household income, building permits and other housing data and occupancy rates. See "The Conversion -- Stock Pricing and Number of Shares to be Issued."

Lending Activities

     General. The Bank's total gross loan portfolio totaled $101.2 million at June 30, 1997, representing 50.0% of total assets at that date. Substantially all loans are originated in the Bank's market area. At June 30, 1997, $80.2 million, or 79.3% of the Bank's loan portfolio, consisted of one-to-four family, residential mortgage loans. Other loans secured by real estate include non-residential real estate loans, which amounted to $7.3 million, or 7.2% of the Bank's loan portfolio at June 30, 1997, and multi-family residential loans, which were $1.9 million, or 1.8% of the Bank's loan portfolio at June 30, 1997. The Bank also originates construction and consumer loans. At June 30, 1997, construction loans were $4.2 million, or 4.2% of the Bank's loan portfolio, and consumer loans totaled $7.6 million, or 7.5% of the Bank's loan portfolio.

     Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of the Bank's loan portfolio by type of loan at the dates indicated. At June 30, 1997, the Bank had no concentrations of loans exceeding 10% of total loans other than as disclosed below.


                                                             At June 30, 1997
                                                      ----------------------------
                                                         Amount        Percent
                                                         ------        -------
                                                         (Dollars in thousands)
Type of Loan:
------------
Real estate loans:
   One-to-four family residential..................    $    80,222        79.3%
   Multi-family residential........................          1,858         1.8%
   Construction....................................          4,219         4.2%
   Non-residential.................................          7,312         7.2%
                                                      ------------   ----------
     Total real estate loans.......................         93,611        92.5%
                                                      ============   ==========

Consumer loans:
   Secured by deposits.............................          3,314         3.3%
   Other consumer loans............................          4,288         4.2%
                                                      ------------   ----------
     Total consumer loans..........................          7,602         7.5%
                                                      ------------   ----------
                                                           101,213       100.0%
                                                                     ----------

Less: Loans in process.............................          2,550
      Allowance for loan losses....................            227
                                                      ------------
   Total...........................................    $    98,436
                                                       ===========


                                                                        At December 31,
                               -------------------------------------------------------------------------------------------------
                                     1996                1995                1994                1993                1992
                               -----------------   -----------------   -----------------   -----------------   -----------------
                               Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent   Amount    Percent
                               ------    -------   ------    -------   ------    -------   ------    -------   ------    -------
                                                                    (Dollars in thousands)
Type of Loan:
------------
Real estate loans:
   One-to-four family
     residential............  $ 77,318     79.6%  $ 70,417     81.5%  $ 66,236     82.3%  $ 56,259     81.3%   $ 59,277    84.8%
   Multi-family
    residential.............     1,466      1.5%       492      0.6%     3,475      4.3%     1,391      2.0%      1,429     2.0%
   Construction.............     5,389      5.6%     4,062      4.7%     3,748      4.7%     2,963      4.3%      1,418     2.0%
   Non-residential (1)......     5,467      5.6%     5,107      5.9%     1,626      2.0%     4,523      6.5%      3,460     5.0%
                              --------   -------  --------   -------  --------   -------  --------   -------   --------  -------
     Total real estate
       loans................    89,640     92.3%    80,078     92.7%    75,085     93.3%    65,136     94.1%     65,584    93.8%
                              ========   =======  ========   =======  ========   =======  ========   =======   ========  =======

Consumer loans:
   Secured by deposits......     3,484      3.6%     3,324      3.8%     3,135      3.9%     2,459      3.6%      2,659     3.8%
   Other consumer loans.....     4,004      4.1%     3,016      3.5%     2,296      2.8%     1,596      2.3%      1,697     2.4%
                              --------   -------  --------   -------  --------   -------  --------   -------   --------  -------
     Total consumer loans...     7,488      7.7%     6,340      7.3%     5,431      6.7%     4,055      5.9%      4,356     6.2%
                              --------   -------  --------   -------  --------   -------  --------   -------   --------  -------
                                97,128      100%    86,418      100%    80,516      100%    69,191      100%     69,940     100%
                                         =======             =======             =======             =======             =======

Less: Loans in process......     1,415               1,541               1,867               1,265                  640
      Allowance for loan
       losses...............       217(2)              122                 122                 122                  122
                              --------            --------            --------            --------             --------
   Total....................  $ 95,496            $ 84,755            $ 78,527            $ 67,804             $ 69,178
                              ========            ========            ========            ========             ========

----------------
(1) Consists of loans secured by first liens on residential lots and loans secured by first mortgages on commercial real property.

(2) Increase in allowance for loan loss reflects $100,000 provision in 1996 based upon management's assessment of risks associated with the Bank's increased loan growth and increased emphasis on consumer lending. See "--Nonperforming Loans and Other Assets."

     Loan Maturity Schedule. The following table sets forth certain information at December 31, 1996 regarding the dollar amount of loans maturing in the Bank's portfolio based on their contractual terms to maturity, including scheduled repayments of principal. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.


                                                               Due after    Due after 5   Due after 10
                                 Due during the year ending   3 through 5    through 10    through 15   Due after 15
                                       December 31,           years after   years after   years after    years after
                             -------------------------------  December 31,  December 31,  December 31,   December 31,
                               1997       1998       1999         1996          1996          1996           1996        Total
                               ----       ----       ----         ----          ----          ----           ----        -----
                                                                        (In thousands)
One-to-four family
  residential.............   $   1,538  $   1,073  $     435  $   1,169     $   9,324     $  16,802      $  46,977     $  77,318
Multi-family residential..         286         --         --         --            --            --          1,180         1,466
Construction..............       5,389         --         --         --            --            --             --         5,389
Non-residential...........          --         76         14        102         1,922         1,923          1,430         5,467
Consumer..................       3,737        464      1,074      2,004           209            --             --         7,488
                             ---------  ---------  ---------  ---------     ---------     ---------      ---------     ---------
  Total...................   $  10,950  $   1,613  $   1,523  $   3,275     $  11,455     $  18,725      $  49,587     $  97,128
                             =========  =========  =========  =========     =========     =========      =========     =========

     The following table sets forth at December 31, 1996, the dollar amount of all loans due one year or more after December 31, 1996 which had predetermined interest rates and have floating or adjustable interest rates.


                                                                         Predetermined             Floating or
                                                                             Rate                Adjustable Rate
                                                                       ------------------       -------------------
                                                                                     (In thousands)
One-to-four family residential....................................     $         9,022          $        66,758
Multi-family residential..........................................                  --                    1,180
Construction......................................................                  --                       --
Non-residential...................................................                  --                    5,467
Consumer..........................................................               3,751                       --
                                                                       ---------------          ---------------
  Total...........................................................     $        12,773          $        73,405
                                                                       ===============          ===============

     Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan market rates are substantially lower than rates on existing mortgage loans.

     Originations, Purchases and Sales of Loans. The Bank generally has authority to originate and purchase loans secured by real estate located throughout the United States. Consistent with its emphasis on being a community-oriented financial institution, the Bank conducts substantially all of its lending activities in its market area.

     The following table sets forth certain information with respect to the Bank's loan origination activity for the periods indicated. The Bank has not purchased or sold any loans in the periods presented.


                                      Six Months Ended June 30,               Year Ended December 31,
                                   --------------------------------    --------------------------------------
                                          1997           1996              1996         1995         1994
                                          ----           ----              ----         ----         ----
                                                                  (In thousands)
Loan originations:
   One-to-four family residential     $    6,995    $     8,297        $    16,209   $    11,252  $   17,817
   Multi-family residential......             --          1,014              1,434           360         225
   Construction..................          3,181          2,492              5,340         3,607       6,033
   Non-residential...............            500            158                536           738         435
   Consumer......................          4,215          2,904              5,688         4,970       4,098
                                      ----------    -----------        -----------   -----------  ----------
     Total loans originated......         14,891         14,865             29,207        20,927      28,608
                                      ----------    -----------        -----------   -----------  ----------

Loan principal reductions:
   Loan principal repayments.....         11,951          8,767             18,372        14,698      17,886
                                      ----------    -----------        -----------   -----------  ----------

Net increase in loan portfolio...     $    2,940    $     6,098        $    10,835   $     6,229  $   10,722
                                      ==========    ===========        ===========   ===========  ==========

     The Bank's loan originations are derived from a number of sources, including existing customers, referrals by real estate agents, depositors and borrowers and advertising, as well as walk-in customers. The Bank's solicitation programs consist of advertisements in local media, in addition to occasional participation in various community organizations and events. Real estate loans are originated by the Bank's loan personnel. All of the Bank's loan personnel are salaried, and the Bank does not compensate loan personnel on a commission basis for loans originated. Loan applications are accepted at any of the Bank's branches.

     Loan Underwriting Policies. The Bank's lending activities are subject to the Bank's written, non-discriminatory underwriting standards and to loan origination procedures prescribed by the Bank's Board of Directors and its management. Detailed loan applications are obtained to determine the ability of borrowers to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements and confirmations. All loans must be reviewed by the Bank's loan committee, which is comprised of the Bank's lending officers and branch managers. Exceptions to the Bank's underwriting standards must be approved by the loan committee. In addition, the full Board of Directors reviews all loans on a monthly basis.

     Generally, upon receipt of a loan application from a prospective borrower, a credit report and verifications are ordered to confirm specific information relating to the loan applicant's employment, income and credit standing. If a proposed loan is to be secured by a mortgage on real estate, an appraisal of the real estate is undertaken by an appraiser approved by the Bank's Board of Directors and licensed or certified (as necessary) by the Commonwealth of Kentucky. In the case of one-to-four family residential mortgage loans, except when the Bank becomes aware of a particular risk of environmental contamination, the Bank generally does not obtain a formal environmental report on the real estate at the time a loan is made. A formal environmental report may be required in connection with nonresidential real estate loans.

     It is the Bank's policy to record a lien on the real estate securing a loan and to obtain a title opinion from Kentucky counsel which provides that the property is free of prior encumbrances and other possible title defects. Borrowers must also obtain hazard insurance policies prior to closing and, when the property is in a flood hazard area, pay flood insurance policy premiums.

     Applications for real estate loans are underwritten and closed in accordance with the Bank's own lending guidelines, which generally do not conform to FHLMC and FNMA guidelines. Although such loans may not be readily saleable in the secondary market, the Bank's management believes that, if necessary, such loans may be sold to private investors.

     The Bank is permitted to lend up to 100% of the appraised value of the real property securing a mortgage loan. The Bank is required by federal regulations to obtain private mortgage insurance on that portion of the principal amount of any loan that is greater than 90% of the appraised value of the property. Under its lending policies, the Bank will originate a one-to-four family residential mortgage loan for owner-occupied property with a loan-to-value ratio of up to 95%. For residential properties that are not owner-occupied, the Bank generally does not lend more than 80% of the appraised value. For all residential mortgage loans, the Bank may increase its lending level on a case-by-case basis, provided that the excess amount is insured with private mortgage insurance. The federal banking agencies, including the OTS, have adopted regulations that would establish new loan-to-value ratio requirements for specific categories of real estate loans.

     Under applicable law, with certain limited exceptions, loans and extensions of credit outstanding by a savings institution to a person at one time shall not exceed 15% of the institution's unimpaired capital and surplus. Loans and extensions of credit fully secured by readily marketable collateral may comprise an additional 10% of unimpaired capital and surplus. Applicable law additionally authorizes savings institutions to make loans to one borrower, for any purpose, in an amount not to exceed the lesser of $30.0 million or 30% of unimpaired capital and surplus to develop residential housing, provided certain requirements are satisfied. Under these limits, the Bank's loans to one borrower were limited to $4.6 million at June 30, 1997. At that date, the Bank had no lending relationships in excess of the loans-to-one-borrower limit. At June 30, 1997, the Bank's largest lending relationship was $2.4 million. The loans are to a local real estate developer and his business associate and are primarily for the development of apartments, the purchase of lots for residential construction, and construction of one-to-four residential housing. All loans within this relationship were current and performing in accordance with their terms at June 30, 1997.

     Interest rates charged by the Bank on loans are affected principally by competitive factors, the demand for such loans and the supply of funds available for lending purposes. These factors are, in turn, affected by general economic conditions, monetary policies of the federal government, including the Federal Reserve Board, legislative tax policies and government budgetary matters.

     One-to-four family Residential Lending. The Bank historically has been and continues to be an originator of one-to-four family residential real estate loans in its market area. At June 30, 1997, one-to-four family residential mortgage loans, totaled approximately $80.2 million, or 79.3% of the Bank's loan portfolio. All loans originated by the Bank are maintained in its portfolio rather than sold in the secondary market.

     The Bank primarily originates residential mortgage loans with adjustable rates. As of June 30, 1997, 89.9% of one-to-four family mortgage loans in the Bank's loan portfolio carried adjustable rates. Such loans are primarily for terms of 25 years, although the Bank does occasionally originate adjustable rate mortgages for 15 year and 20 year terms, in each case amortized on a monthly basis with principal and interest due each month. The interest rates on these mortgages are adjusted once per year, with a maximum adjustment of 1% per adjustment period and a maximum aggregate adjustment of 5% over the life of the loan. A borrower may also obtain a loan in which the maximum annual adjustment is 0.5% with a higher initial rate. Rate adjustments on the Bank's adjustable rate loans are indexed to a rate which adjusts annually based upon changes in an index based on the National Monthly Median Cost of Funds, plus a margin of 2.75%. Because the National Monthly Median Cost of Funds is a lagging index, which results in rates changing at a slower pace than rates generally in the marketplace, the Bank intends to change to a different index that will reflect more current market information and thus allow the Bank to react more quickly to changes in the interest rate environment. The adjustable rate mortgage loans offered by the Bank also provide for initial rates of interest below the rates that would prevail when the index used for repricing is applied. Such initial rates, also referred to as "teaser rates," often reflect a discount from the prevailing rate greater than the 1.0% maximum adjustment allowed each year. As a result, the Bank may not be able to restore the interest rate of a loan with a teaser rate to its otherwise initial loan rate until at least the second adjustment period that occurs at the beginning of the third year of the loan. Further, in a rising interest rate environment, the Bank may not be able to adjust the interest rate of the loan to the prevailing market rate until an even later period because of the combination of the teaser discount and the 1% limitation on annual adjustments.

     The retention of adjustable rate loans in the Bank's portfolio helps reduce the Bank's exposure to increases in prevailing market interest rates. However, there are unquantifiable credit risks resulting from potential increases in costs to borrowers in the event of upward repricing of adjustable-rate loans. It is possible that during periods of rising interest rates, the risk of default on adjustable rate loans may increase due to increases in interest costs to borrowers. Further, although adjustable rate loans allow the Bank to increase the sensitivity of its interest-earning assets to changes in interest rates, the extent of this interest sensitivity is limited by the initial fixed-rate period before the first adjustment and the lifetime interest rate adjustment limitations. This risk is heightened by the Bank's practice of offering its adjustable rate mortgages with a discount to its initial interest rate that is greater than the annual increase in interest rates allowed under the terms of the loan. Accordingly, there can be no assurance that yields on the Bank's adjustable rate loans will fully adjust to compensate for increases in the Bank's cost of funds. Finally, adjustable rate loans increase the Bank's exposure to decreases in prevailing market interest rates, although the 1% limitation on annual decreases in the loans' interest rates tend to offset this effect.

     The Bank also originates, to a limited extent, fixed-rate loans for terms of 15 years. Such loans are secured by first mortgages on one-to-four family, owner-occupied residential real property located in the Bank's market area. Because of the Bank's policy to mitigate its exposure to interest rate risk through the use of adjustable rate rather than fixed rate products, the Bank does not emphasize fixed-rate mortgage loans. At June 30, 1997, only $9.7 million, or 9.6%, of the Bank's loan portfolio, consisted of fixed-rate mortgage loans. To further reduce its interest rate risk associated with such loans, the Bank may rely upon FHLB advances with similar maturities to fund such loans. See "-- Deposit Activity and Other Sources of Funds -- Borrowing."

     Neither the fixed rate or the adjustable rate residential mortgage loans of the Bank are originated in conformity with secondary market guidelines issued by FHLMC or FNMA. As a result, such loans may not be readily saleable in the secondary market to institutional purchasers. However, such loans may still be sold to private investors whose investment strategies do not depend upon loans that satisfy FHLMC or FNMA criteria. Further, given its high liquidity, the Bank does not currently view loan sales as a necessary funding source. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Construction Lending. The Bank engages in construction lending involving loans to individuals for construction of one-to four- family residential housing located within the Bank's market area, with such loans converting to permanent financing upon completion of construction. Such loans are generally made to individuals for construction primarily in established subdivisions within the Bank's market area. The Bank mitigates its risk with construction loans by imposing a maximum loan-to-value ratio of 95% for homes that will be owner-occupied and 80% for homes being built on a speculative basis. At June 30, 1997, the Bank's loan portfolio included $4.2 million of loans secured by properties under construction, including construction/permanent loans structured to become permanent loans upon the completion of construction and interim construction loans structured to be repaid in full upon completion of construction and receipt of permanent financing.

     The Bank also makes loans to qualified builders for the construction of one-to-four family residential housing located in established subdivisions in the Bank's market area. Because such homes are intended for resale, such loans are generally not converted to permanent financing at the Bank. All construction loans are secured by a first lien on the property under construction.

     Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Construction/permanent loans may have adjustable or fixed interest rates and are underwritten in accordance with the same terms and requirements as the Bank's permanent mortgages. Such loans generally provide for disbursement in stages during a construction period of up to six months, during which period the borrower is not required to make payments as interest accrued is added to principal. The permanent loans are typically 25-year adjustable rate loans, with the same terms and conditions otherwise offered by the Bank. Monthly payments of principal and interest commence the month following the date the loan is converted to permanent financing. Borrowers must satisfy all credit requirements that would apply to the Bank's permanent mortgage loan financing prior to receiving construction financing for the subject property.

     Construction financing generally is considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be confronted at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. The ability of a developer to sell developed lots or completed dwelling units will depend on, among other things, demand, pricing, availability of comparable properties and economic conditions. The Bank has sought to minimize this risk by limiting construction lending to qualified borrowers in the Bank's market area, by requiring the involvement of qualified builders, and by limiting the aggregate amount of outstanding construction loans.

     Multi-Family Residential and Non-Residential Real Estate Lending. The Bank's multi-family residential loan portfolio consists of adjustable rate loans secured by real estate. At June 30, 1997, the Bank had $1.9 million of multi-family residential loans, which amounted to 1.8% of the Bank's loan portfolio at such date. The Bank's non-residential real estate portfolio generally consists of adjustable rate loans secured by first mortgages on residential lots and rental property. In each case, such property is located in the Bank's market area. At June 30, 1997, the Bank had approximately $7.3 million of such loans, which comprised 7.2% of its loan portfolio. Multi-family residential real estate loans are underwritten with loan-to-value ratios up to 80% of the appraised value of the property. Non-residential real estate loans are underwritten with loan-to-value ratios up to 65% of the appraised value for raw land and 75% for land development loans. The Bank currently does not intend to significantly expand multi-family residential or non-residential real estate lending following the Conversion, but may do so if opportunities arise in the future.

     Multi-family residential and non-residential real estate lending entails significant additional risks as compared with one-to-four family residential property lending. Multi-family residential and commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the real estate project, retail establishment or business. These risks can be significantly impacted by supply and demand conditions in the market for the office, retail and residential space, and, as such, may be subject to a greater extent to adverse conditions in the economy generally. To minimize these risks, the Bank generally limits itself to its market area or to borrowers with which it has prior experience or who are otherwise known to the Bank. It has been the Bank's policy to obtain annual financial statements of the business of the borrower or the project for which multi-family residential real estate or commercial real estate loans are made.

     Consumer and Other Lending. The consumer loans currently in the Bank's loan portfolio consist of loans secured by savings deposits and other consumer loans. Savings deposit loans are usually made for up to 90% of the depositor's savings account balance. The interest rate is approximately 2.0% above the rate paid on such deposit account serving as collateral, and the account must be pledged as collateral to secure the loan. Interest generally is billed on a quarterly basis. At June 30, 1997, loans on deposit accounts totaled $3.3 million, or 3.3% of the Bank's loan portfolio. Other consumer loans include automobile loans, the amount and terms of which are determined by the loan committee, and home equity and home improvement loans, which are made for up to 95% of the value of the property but require private mortgage insurance on 100% of the value of the property. Following the Conversion, the Bank expects to focus its loan portfolio growth activities in this area. To prepare for such growth activities, the Bank recently employed a new loan officer with 25 years experience in mortgage and consumer lending.

     Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and therefore are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. At June 30, 1997, there were $8,000 of consumer loans delinquent 90 days or more. There can be no assurance that delinquencies will not increase in the future, particularly in light of the Bank's decision to increase its efforts to originate a higher volume and greater variety of consumer loans.

Nonperforming Loans and Other Problem Assets

     The Bank's nonperforming loans totaled 0.1% of total assets at June 30, 1997. Loans are placed on a non-accrual status when the loan is past due in excess of 90 days and collection of principal and interest is doubtful. The Bank places a high priority on contacting customers by telephone as a primary method of determining the status of delinquent loans and the action necessary to resolve any payment problem. The Bank's management performs quality reviews of problem assets to determine the necessity of establishing additional loss reserves.

     Real estate acquired by the Bank as a result of foreclosure is classified as real estate owned until such time as it is sold. The Bank generally tries to sell the property at a price no less than its net book value, however, it will consider slight discounts to the appraised value to expedite the return of the funds to an earning status. When such property is acquired, it is recorded at its fair value less estimated costs of sale. Any required write-down of the loan to its appraised fair market value upon foreclosure is charged against the allowance for loan losses. Subsequent to foreclosure, in accordance with generally accepted accounting principles, a valuation allowance is established if the carrying value of the property exceeds its fair value net of related selling expenses. The Bank generally does not have any real estate owned.

     The following table sets forth information with respect to the Bank's non-performing assets at the dates indicated. No loans were recorded as restructured loans within the meaning of SFAS No. 15 at the dates indicated. In addition, the Bank had no real estate acquired as a result of foreclosure.

                                                                          At December 31,
                                  At June 30,   ----------------------------------------------------------------
                                     1997               1996           1995        1994       1993       1992
                                ---------------         ----           ----        ----       ----       -----
                                                                    (Dollars in thousands)
Accruing loans which are
  contractually past due 90
  days or more:
  Residential real estate...     $       214        $       266  $       133  $       20  $      80  $        65
  Consumer..................               8                 --            1          17         --           --
                                 -----------        -----------  -----------  ----------  ---------  -----------
    Total...................     $       222        $       266  $       134  $       37  $      80  $        65
                                 -----------        -----------  -----------  ----------  ---------  -----------

     Total nonperforming
       loans.................   $        222        $       266  $       134  $       37  $      80  $       65
                                ============        ===========  ===========  ==========  =========  ==========

Percentage of total loans....           0.23%              0.28%        0.16%       0.05%      0.12%       0.09%
                                =============       ===========  ===========  ==========  =========  ==========

     At June 30, 1997, the Bank had no loans accounted for on a nonaccrual basis, no other non-performing assets and no real estate owned.

     At June 30, 1997, the Bank had no loans outstanding which were classified as nonaccrual, 90 days past due or restructured but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and may result in disclosure as non-accrual, 90 days past due or restructured. Also, the Bank had no impaired loans under SFAS 114/118. As such, the impact of adopting these statements was not significant to the Bank.

     Federal regulations require savings institutions to classify their assets on the basis of quality on a regular basis. An asset meeting one of the classification definitions set forth below may be classified and still be a performing loan. An asset is classified as substandard if it is determined to be inadequately protected by the current retained earnings and paying capacity of the obligor or of the collateral pledged, if any. An asset is classified as doubtful if full collection is highly questionable or improbable. An asset is classified as loss if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a special mention designation, described as assets which do not currently expose a savings institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving management's close attention. Such assets designated as special mention may include nonperforming loans consistent with the above definition. Assets classified as substandard or doubtful require a savings institution to establish general allowances for loan losses. If an asset or portion thereof is classified loss, a savings institution must either establish a specific allowance for loss in the amount of the portion of the asset classified loss, or charge off such amount. Federal examiners may disagree with a savings institution's classifications. If a savings institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS Regional Director. The Bank regularly reviews its assets to determine whether any assets require classification or re-classification. At June 30, 1997, the Bank had no assets classified as special mention, $222,000 in assets classified as substandard, no assets classified as doubtful and no assets classified as loss. Special mention assets consist primarily of residential real estate loans secured by first mortgages. This classification is primarily used by management as a "watch list" to monitor loans that exhibit any potential deviation in performance from the contractual terms of the loan.

     Allowance for Loan Losses. In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's and the industry's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality and evolving standards imposed by federal bank examiners. The Bank increases its allowance for loan losses by charging provisions for possible loan losses against the Bank's income.

     Management will continue to actively monitor the Bank's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowances for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowances for losses and believes such allowances are adequate, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

     The Bank's methodology for establishing the allowance for loan losses takes into consideration probable losses that have been identified in connection with specific assets as well as losses that have not been identified but can be expected to occur. Management conducts regular reviews of the Bank's assets and evaluates the need to establish allowances on the basis of this review. Allowances are established by the Board of Directors on a quarterly basis based on an assessment of risk in the Bank's assets taking into consideration the composition and quality of the portfolio, delinquency trends, current charge-off and loss experience, loan concentrations, the state of the real estate market, regulatory reviews conducted in the regulatory examination process and economic conditions generally. Specific reserves will be provided for individual assets, or portions of assets, when ultimate collection is considered improbable by management based on the current payment status of the assets and the fair value of the security. At the date of foreclosure or other repossession, the Bank would transfer the property to real estate acquired in settlement of loans initially at the lower of cost or estimated fair value and subsequently at the lower of book value or fair value less estimated selling costs. Any portion of the outstanding loan balance in excess of fair value less estimated selling costs would be charged off against the allowance for loan losses. If, upon ultimate disposition of the property, net sales proceeds exceed the net carrying value of the property, a gain on sale of real estate would be recorded.

     Banking regulatory agencies, including the OTS, have adopted a policy statement regarding maintenance of an adequate allowance for loan and lease losses and an effective loan review system. This policy includes an arithmetic formula for determining the reasonableness of an institution's allowance for loan loss estimate compared to the average loss experience of the industry as a whole. Examiners will review an institution's allowance for loan losses and compare it against the sum of: (i) 50% of the portfolio that is classified doubtful; (ii) 15% of the portfolio that is classified as substandard; and (iii) for the portions of the portfolio that have not been classified (including those loans designated as special mention), estimated credit losses over the upcoming 12 months given the facts and circumstances as of the evaluation date. This amount is considered neither a "floor" nor a "safe harbor" of the level of allowance for loan losses an institution should maintain, but examiners will view a shortfall relative to the amount as an indication that they should review management's policy on allocating these allowances to determine whether it is reasonable based on all relevant factors.

     The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated.

                                                 Six Months Ended
                                                     June 30,                         Year Ended December 31,
                                             -------------------------    -------------------------------------------------
                                               1997        1996           1996       1995      1994      1993      1992
                                               ----        ----           ----       ----      ----      ----      ----
                                                                        (Dollars in thousands)
Balance at beginning of period.............  $    217   $   122        $     122   $   122    $   122  $   122   $    75

Loans charged off:
   Real estate mortgage:
   Residential.............................        --       (5)               (5)       --         --       --        --
                                             --------   -------        ----------  -------    -------  -------   -------
Total charge-offs..........................        --       (5)               (5)       --         --       --        --
                                             --------   -------        ----------  -------    -------  -------   -------

Recoveries.................................        --        --               --        --         --       --        --
                                             --------   -------        ---------   -------    -------  -------   -------

Net loans charged off......................        --       (5)               (5)       --         --       --        --
                                             --------   -------        ----------  -------    -------  -------   -------

Provision for loan losses..................        10        --              100        --         --       --        47
                                             --------   -------        ---------   -------    -------  -------   -------
Balance at end of period...................  $    227   $   117        $     217   $   122    $   122  $   122   $   122
                                             ========   =======        =========   =======    =======  =======   =======

Ratio of net charge-offs to average loans
   outstanding during the period...........         0%    0.0057%         0.0053%         0%       0%        0%         0%
                                             ========   ========       =========   ========   ======   =======   ========

     The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                                                                                   At December 31,
                                At June 30         ---------------------------------------------------------------------------------

                                   1997                    1996                      1995                           1994
                        -------------------------  ----------------------     -------------------           ----------------------
                                    Percent of                  Percent of                  Percent of                 Percent of
                                   Loans in Each              Loans in Each               Loans in Each              Loans in Each
                                    Category to                Category to                 Category to                Category to
                         Amount     Total Loans     Amount     Total Loans     Amount      Total Loans      Amount    Total Loans
                         ------     -----------     ------     -----------     ------      -----------      ------    -----------
                                                                       (Dollars in thousands)
One-to-four family...   $    170        79.3%      $     163        79.6%     $      94         81.5%      $     99        82.3%
Construction.........         11         4.2%             11         5.6%             5          4.7%             6         4.7%
Multi-family                   2         1.8%              3         1.5%             1          0.6%             5         4.3%
residential..........
Non-residential......         25         7.2%             23         5.6%            14          5.9%             5         2.0%
Secured by deposits..         --         3.3%             --         3.6%            --          3.8%            --         3.9%
Other consumer loans.         19         4.2%             17         4.1%             8          3.5%             7         2.8%
                        --------  -----------      ---------  ----------      ---------  -----------       --------  ----------
   Total allowance
     for loan losses.   $    227       100.0%      $     217       100.0%     $     122        100.0%      $    122       100.0%
                        ========  ==========       =========  ==========      =========  ===========       ========  ==========


                                                                  At December 31,
                              --------------------------------------------------------------------------------------
                                                 1993                                       1992
                                -------------------------------------   ------------------------------------------
                                             Percent of Loans in Each                     Percent of Loans in Each
                                  Amount     Category to Total Loans        Amount        Category to Total Loans
                                  ------     -----------------------        ------        -----------------------
                                                              (Dollars in thousands)
One-to-four family..........    $      94               81.3%           $     100                   84.8%
Construction................            5                4.3%                   2                    2.0%
Multi-family residential....            3                2.0%                   2                    2.0%
Non-residential.............           15                6.5%                  12                    5.0%
Secured by deposits.........           --                3.6%                  --                    3.8%
Other consumer loans........            5                2.3%                   6                    2.4%
                                ---------          ---------            ---------              ---------
   Total allowance for
     loan losses............    $     122              100.0%           $     122                  100.0%
                                =========          =========            =========              =========

Investment Activities

     General. The Bank is permitted under federal law to make certain investments, including investments in securities issued by various federal agencies and state and municipal governments, deposits at the FHLB of Cincinnati, certificates of deposit in federally insured institutions, certain bankers' acceptances and federal funds. It may also invest, subject to certain limitations, in commercial paper rated in one of the two highest investment rating categories of a nationally recognized credit rating agency, and certain other types of corporate debt securities and mutual funds. Federal regulations require the Bank to maintain an investment in FHLB stock and a minimum amount of liquid assets which may be invested in cash and specified securities. From time to time, the OTS adjusts the percentage of liquid assets which savings banks are required to maintain. See "Regulation -- Regulation of the Bank -- Liquidity Requirements."

     The Bank makes investments in order to maintain the levels of liquid assets required by regulatory authorities and manage cash flow, diversify its assets, obtain yield and to satisfy certain requirements for favorable tax treatment. The investment activities of the Bank consist primarily of investments in Agency Securities and Mortgage-Backed Securities. Typical investments include federally sponsored agency mortgage pass-through and federally sponsored agency and mortgage-related securities. Investment and aggregate investment limitations and credit quality parameters of each class of investment are prescribed in the Bank's investment policy. The Bank performs analyses on mortgage-related securities prior to purchase and on an ongoing basis to determine the impact on earnings and market value under various interest rate and prepayment conditions. Securities purchases must be approved by the Bank's President. The Board of Directors reviews all securities transactions on a monthly basis.

     The principal objective of the Bank's investment policy is to earn as high a rate of return as possible, but to consider also financial or credit risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management."

     The Bank adopted SFAS No. 115 as of December 31, 1993. Pursuant to SFAS No. 115, the Bank has classified securities with an amortized cost of $1.8 million and an approximate market value of $6.0 million at June 30, 1997 as available for sale. Management of the Bank presently does not intend to sell such securities and, based on the Bank's current liquidity level and the Bank's access to borrowings through the FHLB of Cincinnati, management currently does not anticipate that the Bank will be placed in a position of having to sell securities with material unrealized losses.

     Securities designated as "held to maturity" are those assets which the Bank has both the ability and the intent to hold to maturity. Upon acquisition, securities are classified as to the Bank's intent, and a sale would only be effected due to deteriorating investment quality. The held to maturity investment portfolio is not used for speculative purposes and is carried at amortized cost. In the event the Bank sells securities from this portfolio for other than credit quality reasons, all securities within the investment portfolio with matching characteristics may be reclassified as assets available for sale. Securities designated as "available for sale" are those assets which the Bank may not hold to maturity and thus are carried at market value with unrealized gains or losses, net of tax effect, recognized in retained earnings.

     Mortgage-Backed and Related Securities. Mortgage-backed securities represent a participation interest in a pool of one-to-four family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators through intermediaries that pool and repackage the participation interest in the form of securities to investors such as the Bank. Such intermediaries may include quasi-governmental agencies such as FHLMC, FNMA and GNMA which guarantee the payment of principal and interest to investors. Of the Bank's $21.6 million mortgage-backed security portfolio at June 30, 1997, approximately $19.4 million were originated through GNMA and approximately $2.2 million were originated through FNMA. Mortgage-backed securities generally increase the quality of the Bank's assets by virtue of the guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank.

     Mortgage-backed securities typically are issued with stated principal amounts and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have similar maturities. The underlying pool of mortgages can be composed of either fixed-rate or adjustable-rate mortgage loans. Mortgage-backed securities generally are referred to as mortgage participation certificates or pass-through certificates. As a result, the interest rate risk characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages.

     The actual maturity of a mortgage-backed security varies, depending on when the mortgagors prepay or repay the underlying mortgages. Prepayments of the underlying mortgages may shorten the life of the investment, thereby adversely affecting its yield to maturity and the related market value of the Mortgage-backed security. The yield is based upon the interest income and the amortization of the premium or accretion of the discount related to the mortgage-backed security. Premiums and discounts on mortgage-backed securities are amortized or accredited over the estimated term of the securities using a level yield method. The prepayment assumptions used to determine the amortization period for premiums and discounts can significantly affect the yield of the mortgage-backed security, and these assumptions are reviewed periodically to reflect the actual prepayment. The actual prepayments of the underlying mortgages depend on many factors, including the type of mortgage, the coupon rate, the age of the mortgages, the geographical location of the underlying real estate collateralizing the mortgages and general levels of market interest rates. The difference between the interest rates on the underlying mortgages and the prevailing mortgage interest rates is an important determinant in the rate of prepayments. During periods of falling mortgage interest rates, prepayments generally increase, and, conversely, during periods of rising mortgage interest rates, prepayments generally decrease. If the coupon rate of the underlying mortgage significantly exceeds the prevailing market interest rates offered for mortgage loans, refinancing generally increases and accelerates the prepayment of the underlying mortgages. Prepayment experience is more difficult to estimate for adjustable-rate mortgage-backed securities.

     For further information regarding the Bank's mortgage-backed securities and agency securities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations." See also "Regulation -- Regulation of the Bank-- Qualified Thrift Lender Test."

     The following table sets forth the carrying value of the Bank's investment securities at the dates indicated.

                                                                                        At December 31,
                                                   At June 30,    ------------------------------------------------------------
                                                      1997               1996                1995                 1994
                                                 --------------          ----                ----                 ----
                                                                                        (In thousands)
Securities available for sale:
   FHLB and FHLMC stock......................    $       6,033        $     5,110        $     4,053          $     2,955
   Other.....................................               15                 15                 --                   --
Securities held to maturity:
   U.S. government and agency
     securities (1)..........................           57,971             77,962             80,990               63,002
   Mortgage-backed securities................           21,616             17,984             17,563               13,343
                                                 -------------    ---------------     --------------       --------------
     Total investment securities.............    $      85,635        $   101,071        $   102,606          $    79,300
                                                 =============        ===========        ===========          ===========

--------------------
(1) Primarily reflects debt securities purchased from the FHLB of Cincinnati.

     The following table sets forth information in the scheduled maturities, amortized cost, market values and average yields for the Bank's investment portfolio at June 30, 1997. At such date, all securities in the Bank's investment portfolio, except for $7.0 million, were callable.


                                     One Year or Less         One to Five Years            Total Investment Portfolio
                                 -----------------------   -----------------------    -------------------------------------
                                  Carrying      Average     Carrying      Average      Carrying       Market       Average
                                    Value        Yield        Value        Yield        Value          Value        Yield
                                    -----        -----        -----        -----        -----          -----        -----
                                                                    (Dollars in thousands)
Securities held to
   maturity (1)..............   $      8,998     5.61%   $      48,973     6.08%   $      57,971  $      57,588     6.01%
                                ============             =============             =============  =============


----------------
(1) Excludes mortgage-backed securities. See Note 2 of Notes to Financial Statements.


Deposit Activity and Other Sources of Funds

     General. Deposits are the primary source of the Bank's funds for lending, investment activities and general operational purposes. In addition to deposits, the Bank derives funds from loan principal and interest repayments, maturities of investment securities and mortgage-backed securities and interest payments thereon. Although loan repayments are a relatively stable source of funds, deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds, or on a longer term basis for general corporate purposes. The Bank has access to borrow from the FHLB of Cincinnati, and the Bank will continue to have access to FHLB of Cincinnati advances. The Bank may rely upon retail deposits rather than borrowings as its primary source of funding for future asset growth.

     Deposits. The Bank attracts deposits principally from within its market area by offering competitive rates on its deposit instruments, including money market accounts, passbook savings accounts, Individual Retirement Accounts, and certificates of deposit which range in maturity from three months to five years. Deposit terms vary according to the minimum balance required, the length of time the funds must remain on deposit and the interest rate. Maturities, terms, service fees and withdrawal penalties for its deposit accounts are established by the Bank on a periodic basis. The Bank reviews its deposit mix and pricing on a weekly basis. In determining the characteristics of its deposit accounts, the Bank considers the rates offered by competing institutions, lending and liquidity requirements, growth goals and federal regulations. The Bank does not accept brokered deposits.

     The Bank attempts to compete for deposits with other institutions in its market area by offering competitively priced deposit instruments that are tailored to the needs of its customers. Additionally, the Bank seeks to meet customers' needs by providing convenient customer service to the community. Substantially all of the Bank's depositors are Kentucky residents who reside in the Bank's market area.

         Savings deposits in the Bank at June 30, 1997 were represented by the various types of savings programs described below.


Interest              Minimum                                                     Minimum            Balance           Percentage of
  Rate*                Term                           Category                    Amount         (In thousands)       Total Deposits
----------    ------------------------    ---------------------------------    --------------    ----------------     --------------
  0.00%       None                        Non-interest bearing                 $       100       $       1,844              1.02%
  2.50%       None                        Demand/NOW accounts                        1,500               7,750              4.27
  2.75%       None                        Passbook accounts                             10              11,731              6.47
  3.75%       None                        Money market deposit accounts              2,500              35,934             19.80
                                                                                                 -------------        ----------
                                                                                                        57,259             31.56
                                                                                                 -------------        ----------


                                              Certificates of Deposit
                                          ---------------------------------
  3.85%       3 months or less            Fixed-term, fixed rate                       500              19,012             10.48
  4.70%       Over 3 to 12-months         Fixed-term, fixed-rate                       500              61,100             33.67
  5.16%       Over 12 to 24-months        Fixed-term, fixed-rate                       500              30,250             16.67
  5.29%       Over 24 to 36-months        Fixed-term, fixed-rate                       500               9,484              5.23
  5.39%       Over 36 to 48-months        Fixed-term, fixed-rate                       500               3,371              1.86
  5.44%       Over 48 to 60-months        Fixed-term, fixed rate                       500                 965              0.53
                                                                                                 -------------        ----------
                                                                                                       124,182             68.44
                                                                                                 -------------        ----------
                                                                                                 $     181,441           100.00%
                                                                                                 =============        ==========

---------------
*    Represents weighted average interest rate.

         The following table sets forth, for the periods indicated, the average balances and interest rates based on month-end balances for interest-bearing demand deposits and time deposits.


                                                                    Year Ended December 31,
              Six Months Ended       ---------------------------------------------------------------------------------------
               June 30, 1997                   1996                          1995                           1994
          ------------------------   -------------------------    ----------------------------    --------------------------
          Interest-bearing   Time    Interest-bearing   Time      Interest-bearing     Time       Interest-bearing   Time
          demand deposits  deposits  demand deposits  deposits    demand deposits    deposits     demand deposits  deposits
          ---------------- --------  ---------------- --------    ---------------    --------     ---------------- --------
                                                                     (Dollars in thousands)
Average
balance.    $   55,922     $124,952    $    56,437    $133,400      $     61,892    $  130,460      $   64,713     $ 115,135

Average
rate....          3.54%        5.47%          3.58%       5.48%             3.32%         5.92%           3.31%         5.14%


     The following table sets forth the change in dollar amount of deposits in the various types of accounts offered by the Bank between the dates indicated.


                            Balance at                      Increase           Balance at                       Increase
                             June 30,       % of         (Decrease) from      December 31,       % of       (Decrease) from
                               1997       Deposits      December 31, 1996         1996         Deposits    December 31, 1995
                               ----       --------      -----------------         ----         --------    -----------------
                                                                   (Dollars in thousands)
Non-interest bearing.....   $     1,844        1.02%      $         60       $         1,784       0.97%     $          548
Demand and NOW
  accounts...............         7,750        4.27%               147                 7,603       4.14%                (25)
Money market.............        35,934       19.80%            (1,006)               36,940      20.09%              2,158
Passbook savings.........        11,731        6.47%             1,099                10,632       5.78%               (565)
Other time deposits......       124,182       68.44%            (2,686)              126,868      69.02%            (13,064)
                            -----------  -----------      ------------       ---------------  ----------     --------------
                            $   181,441      100.00%      $     (2,386)       $      183,827     100.00%     $      (10,948)
                            ===========  ===========      ============       ===============  =========      ==============



                              Balance at                        Increase            Balance at
                             December 31,       % of        (Decrease) from        December 31,      % of
                                 1995         Deposits     December 31, 1994          1994         Deposits
                                 ----         --------     -----------------          ----         --------
                                                        (Dollars in thousands)
Non-interest bearing.....   $      1,236           0.63%     $         102      $          1,134       0.61%
Demand and NOW
  accounts...............          7,628           3.92%               817                 6,811       3.67%
Money market.............         34,782          17.86%           (10,271)               45,053      24.26%
Passbook savings.........         11,197           5.75%              (516)               11,713       6.31%
Other time deposits......        139,932          71.84%            18,944               120,988      65.15%
                            ------------     -----------     -------------      ----------------  ----------
  Total..................   $    194,775         100.00%     $       9,076      $        185,699     100.00%
                            ============     ===========     =============      ================  ==========


     The following table sets forth the time deposits in the Bank classified by rates at the dates indicated.


                             At June 30,                         At December 31,
                                               -----------------------------------------------------
                                1997                 1996               1995             1994
                                ----                 ----               ----             ----
                                                                  (In thousands)
 2.01 -  4.00%.......   $             41       $             38   $            58   $        21,603
 4.01 -  6.00%.......            103,959                103,036            79,288            78,894
 6.01 -  8.00%.......             20,182                 23,794            60,586            20,491
                        ----------------       ----------------   ---------------   ---------------
   Total.............   $        124,182       $        126,868   $       139,932   $       120,988
                        ================       ================   ===============   ===============


     The following table sets forth the amount and maturities of time deposits at June 30, 1997.


                                                                          Amount Due
                                  --------------------------------------------------------------------------------------------
                                    Less Than One Year        1-2 Years         2-3 Years     After 3 Years        Total
                                    ------------------        ---------         ---------     -------------        -----
                                                                        (In thousands)
2.01 -  4.00%..................       $          41            $         --      $     --         $     --    $            41
4.01 -  6.00%..................              74,403                  22,877         4,694            1,985            103,959
6.01 -  8.00%..................               5,668                   7,373         4,783            2,358             20,182
                                      -------------            ------------      --------         --------    ---------------
   Total.......................       $      80,112            $     30,250      $  9,477         $  4,343    $       124,182
                                      =============            ============      ========         ========    ===============


     The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 1997.


                       Maturity Period                              Certificates of Deposits
---------------------------------------------------------------    ---------------------------
                                                                         (In thousands)
Three months or less........................................            $           914
Over three through six months...............................                        564
Over six through 12 months..................................                      3,179
Over 12 months..............................................                      2,342
                                                                        ---------------
   Total....................................................            $         6,999
                                                                        ===============


     Certificates of deposit at June 30, 1997 included approximately $7.0 million of deposits with balances of $100,000 or more, compared to $7.4 million and $12.2 million at December 31, 1996 and 1995, respectively. Such time deposits may be risky because their continued presence in the Bank is dependent partially upon the rates paid by the Bank rather than any customer relationship and, therefore, may be withdrawn upon maturity if another institution offers higher interest rates. The Bank may be required to resort to other funding sources such as borrowing or sales of its securities held available for sale if the Bank believes that increasing its rates to maintain such deposits would adversely affect its operating results. At this time, the Bank does not believe that it will need to significantly increase its deposit rates to maintain such certificates of deposit and, therefore, does not anticipate resorting to alternative funding sources. The Bank has reduced such time deposits by 42.7% since December 31, 1995. See Note 5 of Notes to Financial Statements.


     The following table sets forth the deposit activities of the Bank for the periods indicated.


                                                Six Months Ended                    Year Ended December 31,
                                                    June 30,            -------------------------------------------------
                                          -----------------------------      1996             1995            1994
                                              1997           1996            ----             ----            ----
                                              ----           ----                        (In thousands)
Deposits...............................   $    114,263   $    98,360    $      149,771   $    140,662    $     136,357
Withdrawals............................       (120,419)     (104,048)         (167,560)      (139,393)        (129,749)
                                          -------------  ------------   ---------------  -------------   --------------
Net increase (decrease) before
   interest credited...................         (6,156)       (5,688)          (17,789)         1,269            6,608
Interest credited......................          3,770         3,952             6,841          7,807            5,907
                                          ------------   -----------    --------------   ------------    -------------
Net increase (decrease) in savings
   deposits............................   $     (2,386)  $    (1,736)   $      (10,948)  $      9,076    $      12,515
                                          =============  ===========    ==============   ============    =============


     In the unlikely event the Bank is liquidated after the Conversion, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to the sole stockholder of the Bank, which is the Company.

     Borrowings. Savings deposits historically have been the primary source of funds for the Bank's lending, investments and general operating activities. The Bank is authorized, however, to use advances from the FHLB of Cincinnati to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings institutions and certain other member financial institutions. As a member of the FHLB System, the Bank is required to own stock in the FHLB of Cincinnati and is authorized to apply for advances. Advances are pursuant to several different programs, each of which has its own interest rate and range of maturities. The Bank has entered into a Cash Management Advance program with FHLB. See Note 6 of Notes to Financial Statements. Advances from the FHLB of Cincinnati are secured by a $20.0 million FHLB investment security.

     As of June 30, 1997, the Bank had no advances outstanding.

Subsidiary Activities

     As a federally chartered savings bank, the Bank is permitted to invest an amount equal to 2% of its assets in subsidiaries, with an additional investment of 1% of assets where such investment serves primarily community, inner-city and community development purposes. Institutions meeting their applicable minimum regulatory capital requirements may invest up to 50% of their regulatory capital in conforming first mortgage loans to subsidiaries in which they own 10% or more of the capital stock. The Bank does not have any subsidiaries.

Competition

     The Bank faces significant competition both in originating mortgage and other loans and in attracting deposits. The Bank competes for loans principally on the basis of interest rates, the types of loans it originates, the deposit products it offers and the quality of services it provides to borrowers. The Bank also competes by offering products which are tailored to the local community. Its competition in originating real estate loans comes primarily from other savings institutions, commercial banks and mortgage bankers making loans secured by real estate located in the Bank's market area. Commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. Competition may increase as a result of the continuing reduction of restrictions on the interstate operations of financial institutions.

     The Bank attracts its deposits through its five offices primarily from the local community. Consequently, competition for deposits is principally from other savings institutions, commercial banks and brokers in the local community as well as from credit unions. The Bank competes for deposits and loans by offering what it believes to be a variety of deposit accounts at competitive rates, convenient business hours, a commitment to outstanding customer service and a well-trained staff. The Bank believes it has developed strong relationships with local realtors and the community in general.

     The Bank is a community and retail-oriented financial institution. Management considers the Bank's branch network and reputation for financial strength and quality customer service as its major competitive advantage in attracting and retaining customers in its market area. A number of the Bank's competitors have been acquired by statewide/nationwide banking organizations, including Bank One, First City Bank (a wholly owned subsidiary of Area Bancshares, Corp.) and NationsBank. While the Bank is subject to competition from other financial institutions which may have greater financial and marketing resources, management believes the Bank benefits by its community orientation and its long-standing relationship with many of its customers.

Offices and Other Material Properties

         The following table sets forth information regarding the Bank's offices at June 30, 1997.


                                                                                                           Approximate
                                         Year Opened      Owned or Leased       Book Value (1)      Square Footage of Office
                                         -----------      ---------------       --------------      ------------------------
Main Office:                                                                    (In thousands)
   2700 Fort Campbell Boulevard
   Hopkinsville, Kentucky 42240 .....        1995              Owned              $    1,923                  16,575

Branch Offices:
   Downtown Branch Office (2)
     612 South Main Street
     Hopkinsville, Kentucky  ........        1966              Owned              $      228                  11,926
   Murray Branch Office
     7th and Main Streets
     Murray, Kentucky ...............        1969              Owned              $       73                   4,800
   Cadiz Branch Office (3)
     67 Main Street
     Cadiz, Kentucky  ...............        1974             Leased              $        2                     600
   Elkton Branch Office
     West Main Street
     Elkton, Kentucky ...............        1976              Owned              $       49                   3,400
    Real Estate Lot
        Cadiz, Kentucky (3) .........        1996              Owned              $       75                    --
                                                                                  ----------

                                                                                  $    2,350
                                                                                  ----------


-----------------
(1) Represents the book value of land, building, furniture, fixtures and equipment owned by the Bank.
(2) Currently for sale. The Bank plan is constructing a new branch office at 7th and Virginia Streets in Hopkinsville.
(3) This branch office will be relocated to a new lot in Cadiz purchased by the Bank.

Employees

     As of June 30, 1997, the Bank had 29 full-time employees, none of whom were represented by a collective bargaining agreement. Management considers the Bank's relationships with its employees to be good.

Legal Proceedings

     From time to time, the Bank is a party to various legal proceedings incident to its business. At June 30, 1997, there were no legal proceedings to which the Company or the Bank was a party, or to which any of their property was subject, which were expected by management to result in a material loss to the Company or the Bank. There are no pending regulatory proceedings to which the Company, the Bank or its subsidiaries is a party or to which any of their properties is subject which are currently expected to result in a material loss.

                                  REGULATION

General

         The Bank is chartered as a federal savings bank under the Home Owners' Loan Act, as amended (the "HOLA"), which is implemented by regulations adopted and administered by the OTS. As a federal savings bank, the Bank is subject to regulation, supervision and regular examination by the OTS. The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including the Bank and the Company. Federal banking laws and regulations control, among other things, the Bank's required reserves, investments, loans, mergers and consolidations, payment of dividends and other aspects of the Bank's operations. The deposits of the Bank are insured by the SAIF administered by the FDIC to the maximum extent provided by law ($100,000 for each depositor). In addition, the FDIC has certain regulatory and examination authority over OTS-regulated savings institutions and may recommend enforcement actions against savings institutions to the OTS. The supervision and regulation of the Bank is intended primarily for the protection of the deposit insurance fund and the Bank's depositors rather than for holders of the Company's stock or for the Company as the holder of the stock of the Bank.

         As a savings and loan holding company, the Company will be registered with and subject to OTS regulation and supervision under the HOLA. The Company also will be required to file certain reports with, and otherwise comply with the rules and regulations of, the Commission under the federal securities laws.

         The following discussion is intended to be a summary of certain statutes, rules and regulations affecting the Bank and the Company. A number of other statutes and regulations have an impact on their operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations.

Regulation of the Bank

         Proposed Legislation. Legislation currently pending before the United States Congress would, if enacted, require all federal savings institutions (such as the Bank) to convert to a national bank or a state bank or savings bank charter. In addition, the proposed legislation would cause the Company to be regulated not as a savings and loan holding company, but rather as a bank holding company or a "financial services" holding company (a new regulatory classification created by the legislation). If the pending legislation were to be adopted in its current form, it would eliminate certain advantages now enjoyed by federal savings institutions, such as unrestricted interstate branching.

         As consideration of the proposed legislation is in its early stages, the Company cannot predict whether or in what form the legislation will be enacted. However, based upon the provisions of the currently pending legislation, the management of the Company does not believe that the enactment of such legislation would have a material adverse effect on its financial condition or results of operations.

         Business Activities. The Bank derives its lending and investment powers from the HOLA and the regulations of the OTS thereunder. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of commercial paper and debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities not otherwise permissible for the Bank, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to various limitations.

         Branching. Subject to certain limitations, OTS regulations currently permit a federally chartered savings institution like the Bank to establish branches in any state of the United States, provided that the federal savings institution qualifies as a "domestic building and loan association" under the Internal Revenue Code. See "-- Qualified Thrift Lender Test." The authority for a federal savings institution to establish an interstate branch network would facilitate a geographic diversification of the institution's activities. However, recently proposed federal legislation could, if enacted, restrict the Bank's ability to open branches in states other than Kentucky. See "-- Proposed Legislation."

         Regulatory Capital. The OTS has adopted capital adequacy regulations that require savings institutions such as the Bank to meet three minimum capital standards: a "core" capital requirement of 3% of adjusted total assets, a "tangible" capital requirement of 1.5% of adjusted total assets, and a "risk-based" capital requirement of 8% of total risk-based capital to total risk-weighted assets. In addition, the OTS has adopted regulations imposing certain restrictions on savings institutions that have a total risk-based capital ratio of less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to total assets of less than 4% (or 3% if the institution is rated Composite 1 under the CAMEL examination rating system). See "-- Prompt Corrective Regulatory Action."

         The core capital, or "leverage ratio," requirement mandates that a savings institution maintain core capital equal to at least 3% of its adjusted total assets. "Core capital" includes common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries and certain nonwithdrawable accounts and pledged deposits and is generally reduced by the amount of the savings institution's intangible assets, with limited exceptions for permissible mortgage servicing rights ("MSRs"), purchased credit card relationships and certain intangible assets arising from prior regulatory accounting practices. Core capital is further reduced by the amount of a savings institution's investments in and loans to subsidiaries engaged in activities not permissible for national banks. At June 30, 1997, the Bank had no such investments.

         The risk-based capital standards of the OTS require maintenance of core capital equal to at least 4% of risk-weighted assets and total capital equal to at least 8% of risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" includes core capital plus supplementary capital, provided that the amount of supplementary capital does not exceed the amount of core capital. Supplementary capital includes preferred stock that does not qualify as core capital, nonwithdrawable accounts and pledged deposits to the extent not included in core capital, perpetual and mandatory convertible subordinated debt and maturing capital instruments meeting specified requirements and a portion of the institution's loan and lease loss allowance.

         The risk-based capital requirement is measured against risk-weighted assets, which equal the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight, which range from 0% to 100% as assigned by the OTS capital regulations based on the risks the OTS believes are inherent in the type of asset. Comparable risk weights are assigned to off-balance sheet assets.

         The OTS risk-based capital regulation also includes an interest rate risk ("IRR") component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements.

         The following table sets forth the Bank's compliance with its regulatory capital requirements at June 30, 1997.

                                                                   Capital
                                   The Bank's Capital            Requirements             Excess Capital
                                 -----------------------    -----------------------    ----------------------
                                   Amount      Percent        Amount      Percent        Amount     Percent
                                   ------      -------        ------      -------        ------     -------
                                                           (Dollars in thousands)
Tangible capital..............   $   15,461       7.70%     $    2,995       1.50%     $   12,466      6.20%

Core capital..................   $   15,461       7.70%     $    5,991       3.00%     $    9,470      4.70%

Total Risk-based capital......   $   15,688      21.50%     $    5,829       8.00%     $    9,859     13.50%

         Prompt Corrective Regulatory Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators are required to take prompt corrective action in respect of depository institutions that do not meet certain minimum capital requirements, including a leverage limit and a risk-based capital requirement. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized. As required by FDICIA, banking regulators, including the OTS, have issued regulations that classify insured depository institutions by capital levels and provide that the applicable agency will take various prompt corrective actions to resolve the problems of any institution that fails to satisfy the capital standards.

         Under the joint prompt corrective action regulations, a "well-capitalized" institution is one that is not subject to any regulatory order or directive to meet any specific capital level and that has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a ratio of Tier 1 capital to total assets ('leverage ratio") of 5%. An "adequately capitalized" institution is one that does not qualify as "well capitalized" but meets or exceeds the following capital requirements: a total risk-based capital of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the institution has the highest composite examination rating. An institution not meeting these criteria is treated as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" depending on the extent to which its capital levels are below these standards. An institution that fails within any of the three "undercapitalized" categories will be subject to certain severe regulatory sanctions required by FDICIA and the implementing regulations. As of June 30, 1997, the Bank was "well-capitalized" as defined by the regulations.

     Federal Deposit Insurance. The Bank is required to pay assessments, based on a percentage of its insured deposits, to the FDIC for insurance of its deposits by the SAIF.

         Under the FDIC's risk-based deposit insurance assessment system, the insurance assessment rate for an insured depository institution depends on the assessment risk classification assigned to the institution. Institutions are assigned by the FDIC to one of three capital groups -- well-capitalized, adequately capitalized, or undercapitalized -- and, within each capital category, to one of three supervisory subgroups.

         In order to recapitalize the SAIF and to equalize the deposit insurance premiums paid by SAIF-insured institutions and institutions with deposits insured by the Bank Insurance Fund, Congress enacted the Deposit Insurance Funds Act of 1996 (the "1996 Act"), which authorized the FDIC to impose a one-time special assessment on all institutions with SAIF-assessable deposits in the amount necessary to recapitalize the SAIF to the statutorily designated reserve ratio of 1.25% of insured deposits. Institutions were assessed at the rate of
65.7 basis points per $100 of each institution's SAIF-assessable deposits as of March 31, 1995. The 1996 Act provides the amount of the special assessment will be deductible for federal income tax purposes for the taxable year in which the special assessment is paid. Based on the foregoing, the Bank recorded an accrual for the special assessment of $1.23 million at September 30, 1996. Net of related tax effects, this reduced reported earnings by $811,800 for the year ended December 31, 1996.

         As a result of the recapitalization of the SAIF by the 1996 Act, the FDIC reduced the insurance assessment rate for SAIF-assessable deposits for periods beginning on October 1, 1996. For the first half of 1997, the FDIC set the effective insurance assessment rates for SAIF-insured institutions, such as the Bank, at zero to 27 basis points. In addition, SAIF-insured institutions will be required, until December 31, 1999, to pay assessments to the FDIC at an annual rate of between 6.0 and 6.5 basis points to help fund interest payments on certain bonds issued by the Financing Corporation ("FICO"), an agency of the federal government established to recapitalize the predecessor to the SAIF. During this period, BIF member banks will be assessed for payment of the FICO obligations at one-fifth the annual rate applicable to SAIF member institutions. After December 31, 1999, BIF and SAIF members will be assessed at the same rate (currently estimated at approximately 2.4 basis points) to service the FICO obligations.

         The 1996 Act also provides that the FDIC may not assess regular insurance assessments for the SAIF unless required to maintain or to achieve the designated reserve ratio of 1.25%, except for such assessments on those institutions that are not classified as "well-capitalized" or that have been found to have "moderately severe" or "unsatisfactory" financial, operational or compliance weaknesses. The Bank is classified as "well-capitalized" and has not been found by the OTS to have such supervisory weaknesses.

         Qualified Thrift Lender Test. The HOLA and OTS regulations require all savings institutions to satisfy one of two Qualified Thrift Lender ("QTL") tests or to suffer a number of sanctions, including restrictions on activities. To qualify as a QTL, a savings institution must either (i) be deemed a "domestic building and loan association" under the Internal Revenue Code (the "Code") by maintaining at least 60% of its total assets in specified types of assets, including cash, certain government securities, loans secured by and other assets related to residential real property, educational loans, and investments in premises of the institution or (ii) satisfy the HOLA's QTL test by maintaining at least 65% of "portfolio assets" in certain "Qualified Thrift Investments." For purposes of the HOLA's QTL test, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not exceeding 20% of assets. Qualified Thrift Investments consist of (a) loans, equity positions or securities related to domestic, residential real estate or manufactured housing, (b) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions, and (c) loans to small businesses, student loans and credit card loans. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small business in "credit needy" areas.

         A savings institution must maintain its status as a QTL on a monthly basis in at least nine out of every 12 months. An initial failure to qualify as a QTL results in a number of sanctions, including the imposition of certain operating restrictions and a restriction on obtaining additional advances from its Federal Home Loan Bank. If a savings institution does not requalify under the QTL test within the three-year period after it fails the QTL test, it would be required to terminate any activity not permissible for a national bank and repay as promptly as possible any outstanding advances from its Federal Home Loan Bank. In addition, the holding company of such an institution, such as the Company, would similarly be required to register as a bank holding company with the Federal Reserve Board. At June 30, 1997, the Bank qualified as a QTL.

         Safety and Soundness Standards. FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, requires the OTS, together with the other federal bank regulatory agencies, to prescribe standards, by regulation or guideline, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation, and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The OTS and the federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to the statute. The safety and soundness guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

         In addition, on July 10, 1995, the OTS and the federal bank regulatory agencies proposed guidelines for asset quality and earnings standards. Under the proposed standards, a savings institution would be required to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Management believes that the asset quality and earnings standards, in the form proposed by banking agencies, would not have a material effect on the operations of the Bank.

         Limitations on Capital Distributions. OTS regulations impose limitations upon capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. A savings institution must give notice to the OTS at least 30 days before declaration of a proposed capital distribution to its holding company, and capital distributions in excess of specified earnings or by certain institutions are subject to approval by the OTS. A savings institution that has capital in excess of all regulatory capital requirements before and after a proposed capital distribution and that is not otherwise restricted in making capital distributions, may, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of (a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (b) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior OTS approval.

         The OTS has proposed regulations that would simplify the existing procedures governing capital distributions by savings institutions. Under the proposed regulations, the approval of the OTS would be required only for capital distributions by an institution that is deemed to be in troubled condition or that is undercapitalized or would be undercapitalized after the capital distribution. A savings institution would be able to make a capital distribution without notice to or approval of the OTS if it is not held by a savings and loan holding company, is not deemed to be in troubled condition, has received either of the two highest composite supervisory ratings and would continue to be adequately capitalized after such distribution. Notice would have to be given to the OTS by any institution that is held by a savings and loan holding company or that had received a composite supervisory rating below the highest two composite supervisory ratings. An institution's capital rating would be determined under the prompt corrective action regulations. See "-- Prompt Corrective Regulatory Action."

         Under OTS regulations, the Bank would not be permitted to pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of the Conversion. In addition, under the OTC's prompt corrective action regulations, the Bank would be prohibited from paying dividends if the Bank were classified as "undercapitalized" under such rules. See "-- Prompt Corrective Regulatory Action."

         In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of dividends or other distributions to the Company without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. See "Taxation."

         Consumer Credit Regulation. The Bank's mortgage lending activities are subject to the provisions of various federal and state statutes, including, among others, the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act, the Fair Housing Act, and the regulations promulgated thereunder. These statutes and regulations, among other provisions, prohibit discrimination, prohibit unfair and deceptive trade practices, require the disclosure of certain basic information to mortgage borrowers concerning credit terms and settlement costs, and otherwise regulate terms and conditions of credit and the procedures by which credit is offered and administered. Many of the above regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to administrative enforcement actions, class action lawsuits and demands for restitution or loan rescission.

         Transactions with Affiliates. The Bank is subject to restrictions imposed by Sections 23A and 23B of the Federal Reserve Act on extensions of credit to, and certain other transactions with, the Company and other affiliates, and on investments in the stock or other securities thereof. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank unless the loans are secured by specified collateral, and require such transactions to have terms comparable to terms of arms-length transactions with third persons. Further, such secured loans and other transactions and investments by the Bank are generally limited in amount as to the Company and as to any other affiliate to 10% of the Bank's capital and surplus and as to the Company and all other affiliates to an aggregate of 20% of the Bank's capital and surplus. These restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses.

         Loans to Directors, Executive Officers and Principal Stockholders. The Bank's ability to extend credit to its directors, executive officers, and 10% stockholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board thereunder. Among other things, these provisions require that an institution's extensions of credit to insiders (a) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (b) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the institution's capital. In addition, extensions of credit in excess of certain limits must be approved by the institution's Board of Directors.

         Reserve Requirements. Pursuant to regulations of the Federal Reserve Board, all FDIC-insured depository institutions must maintain average daily reserves against their transaction accounts. No reserves are required to be maintained on the first $4.4 million of transaction accounts, and reserves equal to 3% must be maintained on the next $49.3 million of transaction accounts, plus reserves equal to 10% on the remainder. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of June 30, 1997, the Bank met its reserve requirements.

         Liquidity Requirements. The Bank is required by OTS regulation to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, highly rated corporate debt and commercial paper, securities of certain mutual funds, and specified United States government, state or federal agency obligations) equal to the monthly average of not less than a specified percentage (currently 5%) of its net withdrawable savings deposits plus short-term borrowings. The average daily liquidity ratio of the Bank for the month ended June 30, 1997 was 41.52%. The Bank is also required to maintain average daily balances of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable savings accounts and borrowings payable in one year or less. The Bank was in compliance with the 1% requirement at June 30, 1997. The OTS has proposed to revise its liquidity regulations to decrease the burden of compliance with such rules. Specifically, the OTS proposal would (1) reduce the liquidity base by excluding withdrawable accounts payable in more than one year from the definition of "net withdrawable accounts," (2) reduce the liquidity requirement from 5% of net withdrawable accounts and short-term borrowings to 4%, (3) remove the 1% short-term liquidity requirement, and (4) expand the categories of liquid assets that may count toward satisfaction of the liquidity requirement.

         Federal Home Loan Bank System. The Federal Home Loan Bank System consists of 12 district Federal Home Loan Banks subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The Federal Home Loan Banks provide a central credit facility primarily for member institutions. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement, with an investment in FHLB stock at June 30, 1997 of $1,664,000. Long-term FHLB advances may only be made for the purpose of providing funds for residential housing finance. At June 30, 1997, the Bank had no total advances outstanding from the FHLB.

Regulation of the Company

         Following the Conversion, the Company will be a savings and loan holding company under the HOLA and, as such, will be subject to OTS regulation, supervision and examination. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries and may restrict or prohibit activities that are determined to represent a serious risk to the safety, soundness or stability of the Bank or any other subsidiary savings institution.

         Under the HOLA, a savings and loan holding company is required to obtain the prior approval of the OTS before acquiring another savings institution or savings and loan holding company. A savings and loan holding company may not (i) acquire, with certain exceptions, more than 5% of a non-subsidiary savings institution or a non-subsidiary savings and loan holding company; or (ii) acquire or retain control of a depository institution that is not insured by the FDIC. In addition, while the Bank generally may acquire a savings institution by merger in any state without restriction by state law, the Company could acquire control of an additional savings institution in a state other than Kentucky only if such acquisition is permitted under the laws of the target institution's home state.

         As a unitary savings and loan holding company, the Company generally will not be subject to any restriction as to the types of business activities in which it may engage, provided that the Bank continues to satisfy the QTL test. See "-- Regulation and Supervision of the Bank -- Qualified Thrift Lender Test." Legislation currently pending in the United States Congress would, if enacted, restrict the business activities of unitary savings and loan holding companies; however, the legislation in its present form would grandfather the current absence of restriction on business activities for unitary savings and loan holding companies in existence, or for which application had been made, on the bill's date of enactment. Since the Company has applied to become a savings and loan holding company through the acquisition of the Bank, the Company would qualify for such grandfathered treatment under the current form of the legislation.

         Upon any non-supervisory acquisition by the Company of another savings institution that is held as a separate subsidiary, the Company would become a multiple savings and loan holding company and would be subject to limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under the Bank Holding Company Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation.

                                   TAXATION

General

         The Bank files a federal income tax return based on a calendar year. After the Conversion, it is expected that the Company and the Bank will file a consolidated federal income tax return based on a year ending December 31. Consolidated returns have the effect of deferring gain or loss on intercompany transactions and allowing companies included within the consolidated return to offset income against losses under certain circumstances.

Federal Income Taxation

         The Company and the Bank have not yet determined whether they will file a consolidated federal income tax return following the conversion.

         Thrift institutions are subject to the provisions of the Code in the same general manner as other corporations. Prior to recent legislation, institutions such as the Bank which met certain definitional tests and other conditions prescribed by the Code benefited from certain favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans were separated into "qualifying real property loans," which generally are loans secured by interests in certain real property, and nonqualifying loans, which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans was based on actual loss experience, although the amount of the bad debt reserve deduction with respect to qualifying real property loans could be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method"). Legislation recently signed by the President repealed the percentage of taxable income method of calculating the bad debt reserve. The Bank historically has elected to use the percentage method.

         Earnings appropriated to an institution's bad debt reserve and claimed as a tax deduction are not available for distribution to shareholders (including distributions made on dissolution or liquidation), unless such amount was included in taxable income, along with the amount deemed necessary to pay the resulting federal income tax. For information regarding additions to the tax bad debt reserves, see Note 10 to Financial Statements.

         The Bank's federal corporate income tax returns have not been audited in the last five years.

State Income Taxation

         The State of Delaware imposes no income or franchise taxes on savings institutions. The Bank is subject to an annual Kentucky ad valorem tax based on a calendar year and due before the following July 1. This tax is 0.1% of the Bank's savings accounts, common stock, capital and retained income with certain deductions allowed for amounts borrowed by depositors and for securities guaranteed by the U.S. Government or certain of its agencies. For the 1997 calendar year, the amount of such expense is expected to be approximately $105,000.

                           MANAGEMENT OF THE COMPANY

         The Board of Directors of the Company consists of the same individuals who serve as directors or officers of the Bank. Their biographical information is set forth under "Management of the Bank -- Directors." The Board of Directors of the Company is divided into three classes. Directors of the Company will serve for three year terms or until their successors are elected and qualified, with approximately one-third of the directors being elected at each annual meeting of stockholders, beginning with the first annual meeting of stockholders following the Conversion. Their terms will be identical to their terms as directors of the Bank.

         The following individuals hold the offices in the Company set forth below opposite their names.

            Name                        Title
            ----                        -----
            Bruce Thomas                President and Chief Executive Officer
            Peggy R. Noel               Vice President, Chief Financial Officer
                                        and Treasurer
            Boyd M. Clark               Vice President and Secretary

         The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors of the Company.

         Since the formation of the Company, none of the executive officers, directors or other personnel have received remuneration from the Company. Information concerning the principal occupations, employment and compensation of the directors and officers of the Company during the past five years is set forth under "Management of the Bank -- Directors." Executive officers and directors of the Company will be compensated as described below under "Management of the Bank."


                            MANAGEMENT OF THE BANK

Directors

         Because the Bank is a mutual savings bank, its members have elected its Board of Directors. Upon completion of the Conversion, each director of the Bank immediately prior to the Conversion will continue to serve as a director of the Bank. The term of each director is three years, and approximately one-third of the members of the Board of Directors are elected each year. The Conversion will not affect the classes or terms of the existing directors. Because the Company will own all the issued and outstanding capital stock of the Bank following the Conversion, the Board of Directors of the Company will elect the directors of the Bank.

         The following table sets forth certain information with respect to the individuals who serve currently as members of the Bank's Board of Directors. There are no arrangements or understandings between the Bank and any director pursuant to which such person has been elected a director of the Bank, and no director is related to any other director or executive officer by blood, marriage or adoption.

                                                              Age at               Director            Term
                       Name                                June 30, 1997             Since           to Expire
---------------------------------------------------    ----------------------    --------------    --------------
WD Kelley
   Chairman of the Board                                        77                   1972              1998
Bruce Thomas
   President and Chief Executive Officer                        59                   1990              2000
Peggy R. Noel
   Executive Vice President, Chief  Financial
   Officer and Chief Operations Officer                         59                   1995              2000
Boyd M. Clark
   Senior Vice President -- Loan Administration                 51                   1990              1999
Clifton H. Cochran                                              76                   1977              1998
Drury R. Embry                                                  77                   1969              2000
Walton G. Ezell                                                 63                   1965              1998
John Noble Hall, Jr.                                            76                   1962              1999
Chester K. Wood                                                 88                   1957              1999

         Presented below is certain information concerning the directors of the Bank. Unless otherwise stated, all directors have held the positions indicated for at least the past five years.

     WD Kelley. Prior to his retirement in 1980, Mr. Kelley served as Superintendent of Schools for Christian County, Kentucky. Mr. Kelley currently serves as Chairman of the Board of Directors of the Bank, a position he has held since 1995. He also serves as Chairman of the Board of Directors of the Company.

     Bruce Thomas. Mr. Thomas has served as President and Chief Executive Officer of the Bank since 1992. He has been an employee of the Bank since 1962. Mr. Thomas also serves as President and Chief Executive Officer of the Company.

     Peggy R. Noel. Ms. Noel has served as Executive Vice President, Chief Financial Officer and Chief Operations Officer of the Bank since 1990. She has been an employee of the Bank since 1966. Ms. Noel also serves as Vice President, Chief Financial Officer and Treasurer of the Company.

     Boyd M. Clark. Mr. Clark has served as Senior Vice President -- Loan Administration of the Bank since 1995. Prior to his current position, Mr. Clark served as First Vice President of the Bank. He has been an employee of the Bank since 1973. Mr. Clark also serves as Vice President and Secretary of the Company.

     Clifton H. Cochran. Prior to his retirement in 1982, Mr. Cochran was in the retail clothing business.

     Drury R. Embry. Prior to his retirement in 1996, Mr. Embry was Farm Director of WHOP, a radio station in Hopkinsville, Kentucky.

     Walton G. Ezell. Mr. Ezell is a self-employed farmer engaged in the production of grain in Christian County, Kentucky.

     John Noble Hall, Jr. Prior to his retirement in 1980, Mr. Hall was a real estate agent.

     Chester K. Wood. Prior to his retirement in 1968, Mr. Wood was a pharmacist.

Committees of the Board of Directors

         The Board of Directors of the Bank meets monthly and may have additional special meetings. During the year ended December 31, 1996, the Board met 12 times. No director attended fewer than 75% in the aggregate of the total number of Board meetings held during the year ended December 31, 1996 and the total number of meetings held by committees on which he served during such fiscal year. The Bank's Board of Directors has standing Executive, Audit and Finance, Personal-Compensation, Investments and Building Committees.

         The Bank's Executive Committee consists of directors Kelley, Thomas, Ezell and Wood and is authorized to take actions it deems necessary or appropriate between regular meetings of the Board. The Executive Committee was established in 1997.

         The Board of Directors' Audit and Finance Committee consists of directors Ezell, Kelley and Cochran. The Audit and Finance Committee did not meet during the year ended December 31, 1996. The Audit and Finance Committee is authorized to examine and approve the audit report prepared by the independent auditors of the Bank, to review and recommend the independent auditors to be engaged by the Bank, to review the internal audit function and internal accounting controls, and to review and approve conflict of interest and audit policies. Following the Conversion, it is expected that the Audit and Finance Committee will meet at least quarterly.

         The Bank's Nominating Committee for the year ended December 31, 1996 consisted of directors Clark, Cochran and Wood, and is responsible for considering potential nominees to the Board of Directors. During the year ended December 31, 1996, the Nominating Committee met one time. Following the Conversion, it is expected that the Company's full Board of Directors will act as a nominating committee for selecting the management nominees for election as directors of the Company in accordance with the Company's Bylaws. In its deliberations, the Board, functioning as a nominating committee, considers the candidate's knowledge of the banking business and involvement in community, business and civic affairs, and also considers whether the candidate would provide for adequate representation of its market area.

         The Bank's Personnel and Compensation Committee consists of directors Hall, Embry and Cochran. The Personnel and Compensation Committee evaluates the compensation and benefits of the directors, officers and employees, recommends changes, and monitors and evaluates employee performance. All compensation decisions are made by the full Board of Directors. However, directors who are also employees of the Bank abstain from voting and are not present during discussions of the Board on matters relating to their employee compensation. The Personnel and Compensation Committee met one time during the fiscal year ended December 31, 1996.

Executive Compensation

         The following table sets forth the cash and noncash compensation for the last fiscal year awarded to or earned by the Chief Executive Officer. No executive officer of the Company earned salary and bonus in the year ended December 31, 1996 exceeding $100,000 for services rendered in all capacities to the Bank.

                                                         Annual Compensation
                                           -------------------------------------------------------
                                                                                 Other Annual            All Other
          Name                  Year          Salary(1)          Bonus         Compensation (2)         Compensation
          ----                  ----          ---------          -----         ----------------         ------------
Bruce Thomas                    1996       $      70,000    $      3,500     $          --            $         --
   President and Chief          1995              70,900              --                --                      --
   Executive Officer            1994              70,250              --                --                      --

--------------
(1)  Mr. Thomas' current base salary is $93,500.  See "--Employment Agreements."
(2) Executive officers of the Bank receive indirect compensation in the form of certain perquisites and other personal benefits. The amount of such benefits received by the named executive officers in the year ended December 31, 1996 did not exceed 10% of each of the executive officer's respective salary and bonus.

Director Compensation

         The Bank's non-employee directors receive a fee of $550 per meeting attended plus all non-employee directors receive a retainer of $250 per month. The Chairman of the Board receives a fee of $650 per meeting attended. Non-employee directors of the Bank also receive a fee of $275 per committee meeting attended. During the year ended December 31, 1996, the Bank's non-employee directors' fees totaled $69,950.

Certain Benefit Plans and Agreements

         In connection with the Conversion, the Company's and the Bank's Boards of Directors have approved certain stock incentive plans and employment agreements.

         Basis for Awards of Benefits and Compensation. The Company's and the Bank's Boards of Directors have evaluated and approved the terms of the employment agreements and other benefits described below. In its review of the benefits and compensation of the executive officers and the terms of the employment agreement, the Boards of Directors considered a number of factors, including the experience, tenure and ability of the executive officers, their performance for the Bank during their tenure and the various legal and regulatory requirements regarding the levels of compensation which may be paid to employees of savings associations.

         Pension Plan. The Bank maintains a non-contributory, defined benefit pension plan (the "Pension Plan") for the benefit of employees who are 21 years of age and have completed one year of service with the Bank. The benefits are based on years of service and the employee's average final compensation, which is computed using the five consecutive years prior to retirement that yield the highest average. The normal retirement benefit is equal to 1.75% of average final compensation, multiplied by service not in excess of 35 years. The normal retirement date is age 65 and completion of five years of participation in the Pension Plan or age 60 with 30 years of vesting service, if earlier. The Pension Plan also provides for early retirement benefits beginning at age 55 and completion of 10 years of service, and for death benefits.

         The following table illustrates the maximum estimated annual benefits payable upon retirement pursuant to the Pension Plan based upon the Pension Plan formula for specified average final compensation and specified years of service.

Average Final                                                       Years of Service
                                     -------------------------------------------------------------------------------
Compensation                             15             20               25               30               35
------------                         -----------    ------------     ------------     ------------    --------------

$  20,000....................        $   5,250      $   7,000        $   8,750        $  10,500       $   12,250
   40,000....................           10,500         14,000           17,500           21,000           24,500
   60,000....................           15,750         21,000           26,250           31,500           36,750
   80,000....................           21,000         28,000           35,000           42,000           49,000
  100,000....................           26,250         35,000           43,750           52,500           61,250


         Benefits are hypothetical amounts only. Currently, the maximum annual benefit payable under the Pension Plan is $98,000. Also, compensation in excess of $160,000 is not covered under the Pension Plan. "Average final compensation is based upon compensation that would appear under the "Salary" column of the Summary Compensation Table. As of December 31, 1996, Mr. Thomas had 34.3 years of credited service under the Pension Plan. Benefits set forth in the preceding table are computed as a straight-life annuity and are unaffected by payments expected to be made to employees by Social Security. See Note 9 of Notes to Financial Statements.

         Pursuant to the Pension Plan, employees who terminate employment or who have qualified for normal retirement may elect to receive a lump sum payment of vested Pension Plan benefits. Such a payment to a qualified employee may be for either 100% or 50% of the vested amount, at the employee's discretion. As of August 31, 1997, only Mr. Thomas had satisfied the conditions for normal retirement. As of such date, if Mr. Thomas had elected to receive a lump sum distribution of 100% of his vested benefit, the Bank estimates that such a distribution would have reduced the Bank's net income by approximately $95,000, net of tax. Two other employees of the Bank, whose vested benefits are less than those of Mr. Thomas, will be eligible for normal retirement under the Pension Plan in the first quarter of 1998 and 1999.

         Stock Option Plan. The Board of Directors of the Company intends to submit the Option Plan for approval to stockholders at a meeting which is expected to be held not earlier than six months following completion of the Conversion. No options shall be awarded under the Option Plan unless stockholder approval is obtained.

         The purpose of the Option Plan is to provide additional incentive to directors and employees by facilitating their purchase of the Common Stock. The Option Plan will have a term of 10 years from the date of its approval by the Company's stockholders, after which no awards may be made, unless the plan is earlier terminated by the Board of Directors of the Company. Pursuant to the Option Plan, a number of options to purchase shares equal to 10% of the shares of Common Stock that are issued in the Conversion (265,000 shares at the midpoint of the Estimated Valuation Range) would be reserved for future issuance by the Company, in the form of newly issued shares or treasury shares or shares held in a grantor trust, upon exercise of stock options ("Options") or stock appreciation rights ("SARs"). Options and SARs are collectively referred to herein as "Awards." If Awards should expire, become unexercisable or be forfeited for any reason without having been exercised or having become vested in full, the shares of Common Stock subject to such Awards would be available for the grant of additional Awards under the Option Plan, unless the Option Plan shall have been terminated.

         It is expected that the Option Plan will be administered by a committee (the "Option Committee") of at least two directors of the Company who (i) are designated by the Board of Directors and (ii) are Non-employee Directors within the meaning of the federal securities laws. The Option Committee will select the employees to whom Awards are to be granted, the number of shares to be subject to such Awards, and the terms and conditions of such Awards (provided that any discretion exercised by the Option Committee must be consistent with the terms of the Option Plan). Awards will be available for grants to directors and key employees of the Company and any subsidiaries, except that non-employee directors will not be eligible to receive discretionary Awards. Consistent with applicable regulations, if the Option Plan is implemented within one year following completion of the Conversion, no employee will receive Awards covering more than 25% of the shares reserved for issuance under the Option Plan, and non-employee directors will not receive awards individually exceeding 5% of the shares available under the Option Plan or 30% in the aggregate. It is expected that upon the implementation of the Option Plan, Bruce Thomas, Peggy R. Noel and Boyd M. Clark will receive Awards with respect to 20%, 18% and 12%, respectively, of the shares reserved under the Option Plan (53,000 shares, 47,700 shares and 31,800 shares, respectively, at the midpoint of the Estimated Valuation Range) and each director who is not an employee but is a director on the effective date will receive an Award with respect to the lesser of (i) 5% of the shares reserved under the Option Plan, and (ii) 30% of the shares reserved under the Option Plan divided by the number of directors eligible to receive an Award on the effective date. In addition, the Company currently plans to grant options to purchase 48,000 shares of Common Stock to four officers of the Bank who are not executive officers. The initial grant of Options under the Option Plan is expected to occur on the date the Option Plan receives stockholder approval.

         It is intended that Options granted under the Option Plan will constitute both incentive stock options (Options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to
Section 422 of the Code and that do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code) ("ISOs"), and Options that do not so qualify ("Non-ISOs"). The exercise price for Options may not be less than 100% of the fair market value of the shares on the date of the grant. The Option Plan permits the Option Committee to impose transfer restrictions, such as a right of first refusal, on Common Stock that optionees may purchase. Awards may be transferred to family members or trusts under specified circumstances, but may not otherwise be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution.

         No Option shall be exercisable after the expiration of 10 years from the date it is granted; provided, however, that in the case of any employee who owns more than 10% of the outstanding Common Stock at the time an ISO is granted, the option price for the ISO shall not be less than 110% of the fair market value of the shares on the date of the grant, and the ISO shall not be exercisable after the expiration of five years from the date it is granted. If the Option Plan is implemented within one year after completion of the Conversion, Options are expected to become exercisable at the rate of 20% per year, beginning one year from the date of grant. If an optionee dies or terminates service due to disability while serving as an employee or non-employee director, all unvested Options will become 100% vested and immediately exercisable. If the Option Plan is implemented more than one year after the completion of the Conversion, (i) Options may become exercisable according to a different schedule and (ii) the Options may also accelerate to 100% upon an optionee's retirement or termination of service in connection with a change in control. Upon a participant's exercise of an Option, the Company may, if provided by the Committee in the underlying Option agreement, pay to the participant a cash amount up to but not exceeding the amount of dividends, if any, declared on the underlying shares between the date of grant and the date of exercise of the Option. An otherwise unexpired Option shall, unless otherwise determined by the Option Committee, cease to be exercisable upon (i) an employee's termination of employment for "just cause" (as defined in the Option Plan), (ii) the date one year after an employee terminates service for a reason other than just cause, death, or disability, or
(iii) the date two years after termination of such service due to the employee's death. Options granted to non-employee directors will automatically expire one year after termination of service on the Board of Directors (two years in the event of death).

         An SAR may be granted in tandem with all or any part of any Option or without any relationship to any Option. Whether or not an SAR is granted in tandem with an Option, exercise of the SAR will entitle the optionee to receive, as the Option Committee prescribes in the grant, all or a percentage of the excess of the then fair market value of the shares of Common Stock subject to the SAR at the time of its exercise over the aggregate exercise price of the shares subject to the SAR at the time it was granted. Payment to the optionee may be made in cash or shares of Common Stock, as determined by the Option Committee.

         The Company will receive no monetary consideration for the granting of Awards under the Option Plan, and will receive no monetary consideration other than the Option exercise price for each share issued to optionees upon the exercise of Options. The Option exercise price may be paid in cash or Common Stock or a combination of cash and Common Stock. Upon an optionee's exercise of any Option, the Company intends to pay the optionee a cash amount equal to any dividends declared on the underlying shares between the date of grant and the date of exercise of the Option. The exercise of Options and SARs will be subject to such terms and conditions established by the Option Committee as are set forth in a written agreement between the Option Committee and the optionee (to be entered into at the time an Award is granted). In the event that the fair market value per share of the Common Stock falls below the option price of previously granted Options or SARs, the Option Committee will have the authority, with the consent of the optionee, to cancel outstanding Options or SARs and to reissue new Options or SARs at the then current fair market price per share of the Common Stock.

         At any time following consummation of the Conversion, the Bank or the Company may contribute sufficient funds to a grantor trust to purchase, and such trust may purchase, a number of shares of Common Stock equal to 10% of the shares issued in the Conversion. Such shares would be held by the trust for issuance to option holders upon the exercise of options in the event the Option Plan is implemented. Whether such shares are purchased, and the timing of such purchases, will depend on market and other conditions and the alternative uses of capital available to the Company.

         Employee Stock Ownership Plan. In connection with the Conversion, the Company's Board of Directors has adopted an employee stock ownership plan ("ESOP"), effective as of January 1, 1997. Employees of the Company and its subsidiaries who have attained age 21 and completed one year of service will be eligible to participate in the ESOP. The Company will submit an application to the IRS for a letter of determination as to the tax-qualified status of the ESOP. Although no assurances can be given, the Company expects the ESOP to receive a favorable letter of determination from the IRS.

         The ESOP is to be funded by contributions made by the Company or the Bank in cash or shares of Common Stock with no cost to participants. The ESOP intends to borrow funds from the Company in an amount sufficient to purchase 8.0% of the Common Stock issued in the Conversion. This loan will be secured by the shares of Common Stock purchased with loan proceeds and earnings thereon. Shares purchased with such loan proceeds will be held in a suspense account for allocation among participants as the loan is repaid. The Company expects to contribute sufficient funds to the ESOP to repay such loan plus such other amounts as the Company's Board of Directors may determine in its discretion. Contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of their annual wages subject to federal income tax withholding, plus any amounts withheld under a plan qualified under Sections 125 or 401(k) of the Code and sponsored by the Company or the Bank. Participants must be employed at least 500 hours in a calendar year in order to receive an allocation. A participant becomes vested in his or her right to ESOP benefits upon his or her completion of three years of service. For vesting purposes, a year of service means any calendar year in which an employee completes at least 1,000 hours of service, whether before or after the ESOP's 1997 effective date. Vesting will be accelerated to 100% upon a participant's attainment of age 65, death, disability or a change in control of the Company or the Bank. Forfeitures will be reallocated to participants on the same basis as other contributions. Benefits are payable upon a participant's retirement, death, disability, or separation from service, and will be paid in a lump sum in whole shares of Common Stock (with cash paid in lieu of fractional shares). Benefits paid to a participant in Common Stock that is not publicly traded on an established securities market will be subject both to a right of first refusal by the Company, and to a put option by the participant. Dividends paid on allocated shares are expected to be paid to participants or used to repay the ESOP loan, and dividends on unallocated shares are expected to be used to repay the ESOP loan.

         It is expected that the Company will administer the ESOP and that certain of the directors will be appointed as trustees of the ESOP (the "ESOP Trustees"). The ESOP Trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the participants. Unallocated shares and allocated shares for which no timely direction is received will be voted by the ESOP Trustees in the same proportion as the participant-directed voting of allocated shares.

         Management Recognition Plan. The Company's Board of Directors intends to submit the MRP for approval to stockholders at a meeting of the Company's stockholders, which is expected to be held not earlier than six months following completion of the Conversion. The purpose of the MRP is to enable the Company and the Bank to retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the MRP will be such directors and key employees as are selected by a committee the Company's Board of Directors (the "MRP Committee"). Company's directors are expected to act by majority as trustees of the trust associated with the MRP (the "MRP Trust"). The trustees of the MRP Trust (the "MRP Trustees") will have the responsibility to hold and invest all funds contributed to the MRP Trust. Shares held in the MRP Trust will be voted by the MRP Trustees in the same proportion as the trustee of the Company's ESOP trust votes Common Stock held therein, and will be distributed as the award vests.

         At any time following consummation of the Conversion, the Bank or the Company will contribute sufficient funds to the MRP Trust so that the MRP Trust can purchase a number of shares of Common Stock equal to up to a 4.0% of the number of shares of Common Stock issued in the Conversion (106,000 shares at the midpoint of the Estimated Valuation Range). Whether such shares purchased will be purchased in the open market or newly issued by the Company, and the timing of such purchases, will depend on market and other conditions and the alternative uses of capital available to the Company. The compensation expense for the Company for MRP awards will equal the fair market value of the Common Stock on the date of the grant pro rated over the years during which vesting occurs. The shares awarded pursuant to the MRP will be in the form of awards which may be transferred to family members or trusts under specified circumstances, but may not otherwise be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution. If the MRP is implemented within one year following completion of the Conversion, the MRP awards will be payable over a period specified by the Board of Directors, which shall not be faster than 20% per year, beginning one year from the date of the award. Participants in the MRP may elect to defer all or a percentage of their MRP awards that would have otherwise been transferred to the participants upon the vesting of said awards. Dividends on unvested shares will be held in the MRP trust for payment as vesting occurs. All shares subject to an MRP award held by a participant whose service with the Company or the Bank terminates due to death or disability, shall be deemed 100% vested as of the participant's last day of service with the Bank or Company. If the MRP is implemented more than one year after the closing of the Conversion, Awards may become vested according to a different schedule, and it is expected that the awards will also become 100% vested upon a participant's retirement or termination of service with the Bank or the Company in connection with a change in control of the Bank or the Company. If a participant terminates employment for reasons other than death or disability (or retirement or a change in control, if applicable), he or she forfeits all rights to the allocated shares under restriction.

         The Company's Board of Directors can terminate the MRP at any time, and, if it does so, any shares not allocated will revert to the Company. If the MRP is implemented within one year following consummation of the Conversion, no employee will receive MRP awards covering more than 25% of the shares reserved for issuance under the MRP, and non-employee directors will not receive awards individually exceeding 5% of the shares available under the MRP or 30% in the aggregate. It is expected that upon the implementation of the MRP, Bruce Thomas, Peggy R. Noel and Boyd M. Clark will receive Awards with respect to 20%, 18% and 12%, respectively, of the shares reserved under the MRP (21,200 shares, 19,080 shares and 12,720 shares, respectively, at the midpoint of the Estimated Valuation Range) and each director who is not an employee but is a director on the effective date shall receive an Award with respect to the lesser of (i) 5% of the shares reserved under the MRP, and (ii) 30% of the shares reserved under the MRP divided by the number of directors eligible to receive an Award on the effective date. The initial grant of awards under the MRP is expected to occur on the date the MRP receives stockholder approval. No awards shall be made prior to stockholder approval of the MRP.

         Employment Agreements. The Company and the Bank intend to enter into employment agreements (the "Employment Agreements") with the following officers of the Company and the Bank: Bruce Thomas, President and Chief Executive Officer of the Company and the Bank; Peggy R. Noel, Vice President, Chief Financial Officer and Treasurer of the Company and Executive Vice President, Chief Financial Officer and Chief Operations Officer of the Bank; and Boyd M. Clark, Vice President and Secretary of the Company and Senior Vice President -- Loans Administration of the Bank (collectively, the "Employees"). Such Boards believe that the Employment Agreements assure fair treatment of the Employee in his career with the Company and the Bank by assuring him of some financial security.

         The Employment Agreements will become effective for a term of one year, with an annual base salary equal to the Employees' current base salaries. See "-- Executive Compensation." On each anniversary date of the commencement of the Employment Agreements, the term of each Employee's employment may be extended for an additional one-year period beyond the then effective expiration date, upon a determination by the Board of Directors that the performance of the Employees has met the required performance standards and that such Employment Agreements should be extended. The Employment Agreements provide the Employees with a salary review by the Board of Directors not less often than annually, as well as with inclusion in any discretionary bonus plans, retirement and medical plans, customary fringe benefits, vacation and sick leave. The Employment Agreements shall terminate upon the Employee's death, may terminate upon the Employee's disability and are terminable by the Bank for "just cause" (as defined in the Employment Agreements). In the event of termination for just cause, no severance benefits are available. If the Company or the Bank terminates any of the Employees without just cause, the Employee will be entitled to a continuation of his or her salary and benefits from the date of termination through the remaining term of the Employment Agreements and, at the Employee's election, either continued participation in benefit plans which the Employee would have been eligible to participate in through the Employment Agreements' expiration date or the cash equivalent thereof. If the Employment Agreements are terminated due to the Employee's "disability" (as defined in the Employment Agreements), the Employee will be entitled to a continuation of his or her salary and benefits through the date of such termination, including any period prior to the establishment of the Employee's disability. In the event of the Employee's death during the term of the Employment Agreements, his or her estate will be entitled to receive his or her salary through the last day of the calendar month in which the Employee's death occurred. Each of the Employees is able to voluntarily terminate his or her Employment Agreements by providing 60 days prior written notice to the Boards of Directors of the Bank and the Company, in which case the Employee is entitled to receive only his or her compensation, vested rights, and benefits accrued up to the date of termination.

         In the event of the Employee's involuntary termination of employment other than for "just cause" within 12 months after a change in control of the Company or the Bank which has not been approved in advance by a two-thirds vote of the full Board of Directors of each of the Company and the Bank, the Employee will be paid within 10 days of such termination an amount equal to the difference between (i) 2.99 times his "base amount," as defined in Section 280G(b)(3) of the Internal Revenue Code, and (ii) the sum of any other parachute payments, as defined under Section 280G(b)(2) of the Internal Revenue Code, that the Employee receives on account of the change in control. The term "change in control" is defined in the Employment Agreements to mean (i) a change in the ownership, holding or power to vote more than 25% of the Bank's or Company's voting stock, (ii) a change in the ownership or possession of the ability to control the election of a majority of the Bank's or Company's directors, or
(iii) a change in the ownership or possession of the ability to exercise a controlling influence over the management or policies of the Bank or the Company by any person or by persons acting as a group within the meaning of Section 13(d) of the Exchange Act. The aggregate payment that would be made to Mr. Thomas assuming his termination of employment under the foregoing circumstances at April 1, 1997 would have been approximately $204,000. These provisions may have an anti-takeover effect by making it more expensive for a potential acquiror to obtain control of the Company. For more information, see "Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws -- Additional Anti-Takeover Provisions." In the event that the Employee prevails over the Company and the Bank, or obtains a written settlement, in a legal dispute as to the Employment Agreement, the Employee will be reimbursed for his or her legal and other expenses.

Transactions with Management

         The Bank offers loans to its directors and officers. These loans currently are made in the ordinary course of business with the same collateral, interest rates and underwriting criteria as those of comparable transactions prevailing at the time and to not involve more than the normal risk of collectibility or present other unfavorable features. Under current law, the Bank's loans to directors and executive officers are required to be made on substantially the same terms, including interest rates, as those prevailing for comparable transactions and must not involve more than the normal risk of repayment or present other unfavorable features. No loans to directors and officers have terms more favorable than might be otherwise offered to customers. See Note 11 of Notes to Financial Statements.

         In July 1996, the Bank purchased a real estate lot in Cadiz, Kentucky, from the brother of Bruce Thomas, President and a director of the Bank. The purchase price for the lot was $75,000 and was based on an independent appraisal of the property. The Bank's Cadiz branch office will be relocated to a building which will be constructed on the lot. See "Business of the Bank -- Offices and Other Material Properties."

                                THE CONVERSION

         The OTS has approved the Plan, subject to the Plan's approval by the members of the Bank entitled to vote on the matter and subject to the satisfaction of certain other conditions imposed by the OTS in its approval. Approval by the OTS, however, does not constitute a recommendation or endorsement of the Plan.

General

         On May 21, 1997, the Board of Directors of the Bank unanimously adopted, subject to approval by the OTS and the members of the Bank, the Plan, pursuant to which the Bank would convert from a federal mutual savings bank to a federal capital stock savings bank as a wholly owned subsidiary of the Company. The OTS has approved the Plan, subject to its approval by the members of the Bank at the Special Meeting called for that purpose to be held on ____________, 1997.

         The Plan supersedes a plan of conversion which was previously adopted by the Board of Directors of the Bank on January 15, 1997, and terminated on May 21, 1977. The Board of Directors took such action in order to comply with certain federal regulations.

         The Conversion will be accomplished through the amendment of the Bank's existing Federal Mutual Charter and Bylaws to read in the form of a Federal Stock Charter and Bylaws to authorize the issuance of capital stock by the Bank, the issuance of all the Bank's capital stock to be outstanding upon consummation of the Conversion to the Company and the offer and sale of the Common Stock of the Company. Upon issuance of the Bank's shares of capital stock to the Company, the Bank will be a wholly owned subsidiary of the Company.

         The Company has received approval from the OTS to become the holding company of the Bank subject to the satisfaction of certain conditions and to acquire all of the common stock of the Bank to be issued in the Conversion in exchange for at least 50% of the net proceeds from the sale of the Common Stock in the Conversion. The Conversion will be effected only upon completion of the sale of all of the shares of Common Stock to be issued by the Company pursuant to the Plan.

         The aggregate purchase price of the Common Stock to be issued in the Conversion will be within the Estimated Valuation Range of between $22,525,000 and $30,475,000, which may be increased to $35,046,250, based upon an independent appraisal of the estimated pro forma market value of the Common Stock prepared by National Capital. All shares of Common Stock to be issued and sold in the Conversion will be sold at the same price. The independent appraisal will be updated, if necessary, and the final aggregate purchase price of the shares of Common Stock will be determined at the completion of the Subscription and Community Offerings. National Capital is experienced in the valuation and appraisal of financial institutions. For additional information, see " -- Stock Pricing and Number of Shares to be Issued."

     The following is a brief summary of material aspects of the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan. A copy of the Plan is available for inspection at the office of the Bank and at the office of the OTS. The Plan is also filed as an exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

Offering of the Common Stock

         Under the Plan, the Company is offering shares of Common Stock first to the Bank's Eligible Account Holders, second to the ESOP, third to Supplemental Eligible Account Holders and fourth to its Other Members who are not Eligible Account Holders or Supplemental Eligible Account Holders in the Subscription Offering. Subscription Rights received in any of the foregoing categories will be subordinated to the Subscription Rights received by those in a prior category, with the exception that any shares of Common Stock sold in excess of the maximum of the Estimated Valuation Range may first be sold to the ESOP. To the extent shares remain available for purchase after the Subscription Offering, the Company may offer any such remaining shares to the general public in the Community Offering. In the Community Offering, preference will be given to natural persons and trusts of natural persons who are permanent residents of the Local Community. The term "resident" as used in relation to the preference afforded natural persons in the Local Community means any natural person who occupies a dwelling within the Local Community, has an intention to remain within the Local Community for a period of time (manifested by establishing a physical, ongoing, nontransitory presence within the Local Community) and continues to reside in the Local Community at the time of the Subscription and Community Offerings. The Bank may utilize deposit or loan records or such other evidence provided to it to make the determination whether a person is residing in the Local Community. To the extent the person is a corporation or other business entity, the principal place of business or headquarters shall be within the Local Community. To the extent the person is a personal benefit plan, the circumstance of the beneficiary shall apply with respect to this definition. In the case of all other benefit plans, circumstances of the trustee shall be examined for purposes of this definition. In all cases, however, such determination shall be in the sole discretion of the Bank. The occurrence of the Community Offering is subject to the availability of shares of Common Stock for purchase after satisfaction of all subscriptions in the Subscription Offering. Additionally, all purchases in the Community Offering are subject to the maximum and minimum purchase limitations set forth in the Plan and the right of the Company to reject any such orders, in whole or in part.

         As part of the Community Offering, the Plan provides that, if feasible, all shares of Common Stock not purchased in the Subscription and Community Offerings, if any, may be offered for sale to the general public in a Syndicated Community Offering through selected dealers to be formed and managed by IBS. See " -- Syndicated Community Offering."

         If the Community Offering and Syndicated Community Offering are determined not to be feasible, the Bank will immediately consult with the OTS to determine the most viable alternative available to effect the completion of the Conversion. Should no viable alternative exist, the Bank may terminate the Conversion with the concurrence of OTS. The Plan provides that the Conversion must be completed within 24 months after the date of the approval of the Plan by the members of the Bank. In the event that the Conversion is not effected, the Bank will remain a federal mutual savings bank, all subscription funds will be promptly returned to subscribers with interest earned thereon and all withdrawal authorizations will be canceled. The completion of the Conversion is subject to market conditions and other factors beyond the Bank's control. No assurance can be given as to the length of time after approval of the Plan at the Special Meeting that will be required to complete the sale of the Common Stock to be offered in the Conversion. If delays are experienced, significant changes may occur in the estimated pro forma market value of the Company and the Bank upon consummation of the Conversion, together with corresponding changes in the offering price and the net proceeds realized by the Bank from the sale of the Common Stock. The Bank would also incur substantial additional printing, legal and accounting expenses in completing the Conversion. In the event the Conversion is terminated, the Bank would be required to charge all Conversion-related expenses against current income.

Business Purposes

         The Bank's Board of Directors has formed the Company to serve upon consummation of the Conversion as a holding company with the Bank as its subsidiary. The portion of the net proceeds from the sale of the Common Stock in the Conversion to be distributed to the Bank by the Company will substantially increase the Bank's capital position which will in turn increase the amount of funds available for lending and investment, provide a "cushion" to compensate for the Bank's negative interest rate risk position, and provide greater resources to support both current operations and future expansion by the Bank, although there are no current agreements or understandings for such expansion. The holding company structure will provide greater flexibility than the Bank alone would have for diversification of business activities and geographic expansion. Management believes that this increased capital and operating flexibility will enable the Bank to compete more effectively with other types of financial services organizations. In addition, the Conversion will also enhance the future access of the Company and the Bank to the capital markets.

         The potential impact of Conversion upon the Bank's capital base is significant. The Bank had total equity in accordance with generally accepted accounting principles of $18.3 million, or 9.02% of assets, at June 30, 1997. Assuming approximately $26.5 million (based on the sale of 2,650,000 shares of Common Stock at the midpoint of the Estimated Valuation Range) of net proceeds are realized from the sale of the Common Stock (see "Pro Forma Data"), and after deducting amounts necessary to fund the ESOP and MRP, the Company's consolidated stockholders' equity would have been approximately $40.9 million as of June 30, 1997. See "Capitalization." The Bank's ratio of tangible capital to adjusted total assets would increase to 11.8% after the Conversion. See "Historical and Pro Forma Regulatory Capital Compliance." The investment of the net proceeds from the sale of the Common Stock will provide the Bank with additional income to further increase its capital position. The additional capital may also assist the Bank in offering new programs and expanded services to its customers.

         After completion of the Conversion, the unissued Common Stock and preferred stock authorized by the Company's Certificate of Incorporation will permit the Company, subject to market conditions, to raise additional equity capital through further sales of securities and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities, other than the issuance of additional shares under the MRP or Option Plan, if implemented. Following completion of Conversion, the Company also will be able to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries. See "Management of the Bank -- Certain Benefit Plans and Agreements."

Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank

         General. Each depositor in a mutual savings institution such as the Bank has both a deposit account and a pro rata interest in the retained earnings of that institution based upon the balance in his or her deposit account. However, this interest is tied to the depositor's account and has no tangible market value separate from such deposit account. Any other depositor who opens a deposit account obtains a pro rata interest in the retained earnings of the institution without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his or her ownership interest, which is lost to the extent that the balance in the account is reduced.

         Consequently, depositors normally do not have a way to realize the value of their ownership, which has realizable value only in the unlikely event that the mutual institution is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual retained earnings after other claims are paid.

         Upon consummation of the Conversion, permanent nonwithdrawable capital stock will be created to represent the ownership of the institution. The stock is separate and apart from deposit accounts and is not and cannot be insured by the FDIC. Transferable certificates will be issued to evidence ownership of the stock, which will enable the stock to be sold or traded, if a purchaser is available, with no effect on any account held in the Bank. Under the Plan, all of the capital stock of the Bank will be acquired by the Company in exchange for a portion of the net proceeds from the sale of the Common Stock in the Conversion. The Common Stock will represent an ownership interest in the Company and will be issued upon consummation of the Conversion to persons who elect to participate in the Conversion by purchasing the shares being offered.

         Continuity. During the Conversion process, the normal business of the Bank of accepting deposits and making loans will continue without interruption. The Bank will continue to be subject to regulation by the OTS and the FDIC, and FDIC insurance of accounts will continue without interruption. After the Conversion, the Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

         The Board of Directors serving the Bank at the time of the Conversion will serve as the Board of Directors of the Bank after the Conversion. Following the Conversion, the Board of Directors of the Company will consist of the individuals serving on the Board of Directors of the Bank. All officers of the Bank at the time of the Conversion will retain their positions with the Bank after the Conversion.

         Voting Rights. Upon the completion of the Conversion, depositor and borrower members as such will have no voting rights in the Bank or the Company and, therefore, will not be able to elect directors of the Bank or the Company or to control their affairs. Currently these rights are accorded to depositors of the Bank. Subsequent to the Conversion, voting rights will be vested exclusively in the stockholders of the Company which, in turn, will own all of the stock of the Bank. Each holder of the Common Stock shall be entitled to vote on any matter to be considered by the stockholders of the Company, subject to the provisions of the Company's Certificate of Incorporation.

         After the Conversion, holders of savings accounts in and obligors on loans of the Bank will not have voting rights in the Bank. Exclusive voting rights with respect to the Company shall be vested in the holders of the Common Stock, holders of savings accounts in and obligors on loans of the Bank and the Bank will not have any voting rights in the Company except and to the extent that such persons become stockholders of the Company, and the Company will have exclusive voting rights with respect to the Bank's capital stock.

         Deposit Accounts and Loans. The Bank's deposit accounts, the balances of individual accounts and existing federal deposit insurance coverage will not be affected by the conversion. Furthermore, the Conversion will not affect the loan accounts, the balances of these accounts and the obligations of the borrowers under their individual contractual arrangements with the Bank.

         Tax Effects. The Bank has received an opinion from its special counsel, Kutak Rock, Washington, D.C., as to the material federal income tax consequences of the Conversion to the Bank, and as to the generally applicable material federal income tax consequences of the Conversion to the Bank's account holders and to persons who purchase Common Stock in the Conversion. The opinion provides that the Conversion will constitute a reorganization for federal income tax purposes under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended ("Code"). Among other things, the opinion also provides that: (i) no gain or loss will be recognized by the Bank in its mutual or stock form by reason of the Conversion; (ii) no gain or loss will be recognized by its account holders upon the issuance to them of accounts in the Bank in stock form immediately after the Conversion, in the same dollar amounts and on the same terms and conditions as their accounts at the Bank immediately prior to the Conversion; (iii) the tax basis of each account holder's interest in the liquidation account will be equal to the value, if any, of that interest; (iv) the tax basis of the Common Stock purchased in the Conversion will be equal to the amount paid therefor increased, in the case of the Common Stock acquired pursuant to the exercise of Subscription Rights, by the fair market value, if any, of the Subscription Rights exercised; (v) the holding period for Common Stock purchased in the Conversion will commence upon the exercise of such holder's Subscription Rights and otherwise on the day following the date of such purchase; and (vi) gain or loss will be recognized to account holders upon the receipt of liquidation rights or the receipt or exercise of Subscription Rights in the Conversion, but only to the extent such liquidation rights and Subscription Rights are deemed to have value, as discussed below.


         The opinion of Kutak Rock, will be based in part upon, and subject to the continuing validity in all material respects through the date of the Conversion of, various representations of the Bank and upon certain assumptions and qualifications, including that the Conversion is consummated in the manner and according to the terms provided in the Plan. Such opinion will also be based upon the Code, regulations now in effect or proposed thereunder, current administrative rulings and practice and judicial authority, all of which are subject to change and such change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS and there can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinion, or that such opinion will be upheld by the courts if challenged by the IRS.


         Kutak Rock has advised the Bank that an interest in a liquidation account has been treated by the IRS, in a series of private letter rulings which do not constitute formal precedent, as having nominal, if any, fair market value and therefore it is likely that the interests in the liquidation account established by the Bank as part of the Conversion will similarly be treated as having nominal, if any, fair market value. Accordingly, it is likely that such depositors of the Bank who receive an interest in such liquidation account established by the Bank pursuant to the Conversion will not recognize any gain or loss upon such receipt.


         Kutak Rock has further advised the Bank that the federal income tax treatment of the receipt of Subscription Rights pursuant to the Conversion is uncertain, and recent private letter rulings issued by the IRS have been in conflict. For instance, the IRS adopted the position in one private ruling that Subscription Rights will be deemed to have been received to the extent of the minimum pro rata distribution of such rights, together with the rights actually exercised in excess of such pro rata distribution, and with gain recognized to the extent of the combined fair market value of the pro rata distribution of Subscription Rights plus the Subscription Rights actually exercised. Persons who do not exercise their Subscription Rights under this analysis would recognize gain upon receipt of rights equal to the fair market value of such rights, regardless of exercise, and would recognize a corresponding loss upon the expiration of unexercised rights that may be available to offset the previously recognized gain. Under another IRS private ruling, Subscription Rights were deemed to have been received only to the extent actually exercised. This private ruling required that gain be recognized only if the holder of such rights exercised such rights, and that no loss be recognized if such rights were allowed to expire unexercised. There is no authority that clearly resolves this conflict among these private rulings, which may not be relied upon for precedential effect. However, based upon express provisions of the Code and in the absence of contrary authoritative guidance, Kutak Rock provides in its opinion that gain will be recognized upon the receipt rather than the exercise of Subscription Rights. Further, also based upon a published IRS ruling and consistent with recognition of gain upon receipt rather than exercise of the Subscription Rights, Kutak Rock provides in its opinion that the subsequent exercise of the Subscription Rights will not give rise to gain or loss. Regardless of the position eventually adopted by the IRS, the tax consequences of the receipt of the Subscription Rights will depend, in part, upon their valuation for federal income tax purposes.

         If the Subscription Rights are deemed to have a fair market value, the receipt of such rights will be taxable to Eligible Account Holders, Supplemental Eligible Account Holders and other eligible members who exercise their Subscription Rights, even though such persons would not have received any cash from which to pay taxes on such taxable income. The Bank could also recognize a gain on the distribution of such Subscription Rights in an amount equal to their aggregate value. In the opinion of National Capital, whose opinion is not binding upon the IRS, the Subscription Rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are non-transferable and of short duration and afford the recipients the right only to purchase shares of Common Stock at a price equal to its estimated fair market value, which will be the same price as the price paid by purchasers in the Community Offering for unsubscribed shares of Common Stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that the Subscription Rights are deemed to have a fair market value. Because the fair market value, if any, of the Subscription Rights issued in the Conversion depends primarily upon the existence of certain facts rather than the resolution of legal issues, Kutak Rock, will neither adopt the opinion of National Capital, as its own nor incorporate such opinion of National Capital in its opinion issued in connection with tax effects of Conversion.


         The Bank has also received the opinion of York, Neel &
Co.-Hopkinsville, LLP that the Commonwealth of Kentucky will, for income tax purposes, accord the Conversion the identical treatment which it receives for federal income tax purposes.

         The federal and state income tax discussion set forth above does not purport to consider all aspects of federal and state income taxation which may be relevant to each Eligible Account Holder, Supplemental Account Holder and Other Member entitled to special treatment under the Internal Revenue Code, such as trusts, Individual Retirement Accounts, other employee benefit plans, insurance companies and Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who are not citizens or residents of the United States. Due to the individual nature of tax consequences, each Eligible Account Holder, Supplemental Eligible Account Holder and Other Member is urged to consult his or her own tax and financial advisor as to the effect of such federal and state income tax consequences on his or her own particular facts and circumstances, including the receipt and exercise of Subscription Rights, and also as to any other tax consequences arising out of the Conversion.

         Liquidation Account. In the unlikely event of a complete liquidation of the Bank in its present mutual form, each holder of a deposit account in the Bank would receive his pro rata share of any assets of the Bank remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). His pro rata share of such remaining assets would be the same proportion of such assets as the value of his deposit account was to the total of the value of all deposit accounts in the Bank at the time of liquidation.

         After the Conversion, each deposit account holder on a complete liquidation would have a claim of the same general priority as the claims of all other general creditors of the Bank. Therefore, except as described below, a claim of such account holder would be solely in the amount of the balance in the related deposit account plus accrued interest, and the account holder would not have any interest in the value of the Bank above that amount.

         The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the net worth of the Bank as of the date of its latest statement of financial condition contained in the final Prospectus. Each Eligible Account Holder (a person with a deposit account in the Bank on March 31, 1996) and each Supplemental Eligible Account Holder (a person with a qualifying deposit in the Bank on June 30, 1997) would be entitled, on a complete liquidation of the Bank after completion of the Conversion, to an interest in the liquidation account. Each Eligible Account Holder would have an initial interest in such liquidation account for each deposit account held in the Bank on March 31, 1996 and each Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each qualifying deposit held in the Bank on June 30, 1997. The interest as to each qualifying deposit account would be in the same proportion of the total liquidation account as the balance of such qualifying deposit account was to the balance in all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders on such respective date. However, if the amount in the qualifying deposit account on any annual closing date (December 31) of the Bank subsequent to the relevant eligibility date is less than the amount in such account on the relevant eligibility date, or any subsequent closing date, then the Eligible Account Holder's or Supplemental Eligible Account Holder's interest in the liquidation account would be reduced from time to time by an amount proportionate to any such reductions, and such interest would cease to exist if he or she ceases to maintain an account at the Bank that has the same Social Security number as appeared on his or her account(s) at the relevant eligibility date. The interest in the liquidation account would never be increased, notwithstanding any increase in the related deposit account after the Conversion.

         Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders were satisfied would be distributed to the entity or persons holding the Bank's capital stock at that time.

         A merger, consolidation, sale of bulk assets or similar combination or transaction with an FDIC-insured institution in which the Bank is not the surviving insured institution would not be considered to be a "liquidation" under which distribution of the liquidation account could be made. In such a transaction, the liquidation account would be assumed by the surviving institution.

         The creation and maintenance of the liquidation account will not restrict the use or application of any of the capital accounts of the Bank, except that the Bank may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such dividend or repurchase would be to cause its retained earnings to be reduced below the aggregate amount then required for the liquidation account.

Subscription Offering

         Nontransferable Subscription Rights to subscribe for shares of Common Stock have been issued to all persons entitled to subscribe for stock in the Subscription Offering at no cost to such persons. The amount of the Common Stock which these parties may subscribe for will be determined, in part, by the total stock to be issued, and the availability of stock for purchase under the categories set forth in the Plan.

         Preference categories have been established for the allocation of the Common Stock to the extent that shares are available. These categories are as follows:

         Subscription Category No. 1 is reserved for the Bank's Eligible Account Holders, i.e., qualifying depositors of the Bank on March 31, 1996, who will each receive nontransferable Subscription Rights to subscribe for Common Stock in the Subscription Offering. Pursuant to the Plan, an Eligible Account Holder may purchase Common Stock in the Conversion in an amount equal to the greater of
(i) $250,000, (ii) one-tenth of one percent of the total offering of shares of Common Stock, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders in the Bank in each case on the Eligibility Record Date (i.e., March 31, 1996). The Plan further provides that no person (together with associates and persons acting in concert therewith) may purchase in the aggregate more than $500,000 of the aggregate value of shares of Common Stock in the Conversion. See "-- Limitations on Purchases of Shares." If the exercise of Subscription Rights in this category results in an oversubscription, shares shall be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal 100 shares or the amount subscribed for, whichever is less. Any shares not so allocated shall be allocated among the subscribing Eligible Account Holders on an equitable basis related to the amounts of their respective qualifying deposits, as compared to the total qualifying deposits of all subscribing Eligible Account Holders. To ensure a proper allocation of the Common Stock, each eligible account holder must list on his stock order form all accounts in which he has an ownership interest. Failure to list all such qualifying deposit accounts may result in the inability of the Company or the Bank to fill all or part of a subscription order. Neither the Company, the Bank nor any of their agents shall be responsible for orders on which all qualifying deposit accounts have not been fully and accurately disclosed. A qualifying deposit is the amount (required to be at least $50.00) contained in a deposit account in the Bank on March 31, 1996.

         Subscription Rights received by directors and officers of the Bank in this category based on their increased deposits in the Bank in the one-year period preceding March 31, 1996 are subordinated to the Subscription Rights of other Eligible Account Holders.

         Subscription Category No. 2 is reserved for the Bank's tax-qualified employee stock benefit plans, i.e., the ESOP, which shall receive nontransferable Subscription Rights to purchase in the aggregate up to 10% of the shares issued in the Conversion and which is expected to purchase 8% of the Common Stock offered in the Conversion. Any shares of Common Stock sold in excess of the maximum of the Estimated Valuation Range may be first sold to the ESOP.

         Subscription Category No. 3 is reserved for the Bank's Supplemental Eligible Account Holders, i.e., qualifying depositors of the Bank on the last day of the calendar quarter preceding OTS approval of the Plan (June 30, 1997) who will each receive nontransferable Subscription Rights to subscribe for Common Stock in the Subscription Offering. Pursuant to the Plan, a Supplemental Eligible Account Holder may purchase Common Stock in the Conversion in an amount equal to the greater of (i) $250,000, (ii) one-tenth of one percent of the total offering of shares of Common Stock, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders in the Bank in each case on the Supplemental Eligibility Record Date (i.e., June 30, 1997). The Plan further provides that no person (together with associates and persons acting in concert therewith) may purchase in the aggregate more than $500,000 of the aggregate value of shares of Common Stock in the Conversion. See " -- Limitations on Purchases of Shares." If the exercise of Subscription Rights in this category results in an oversubscription, shares shall be allocated among subscribing Supplemental Eligible Account Holders, so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal 100 shares or the amount subscribed for, whichever is less, and any shares not so allocated shall be allocated among the subscribing Supplemental Eligible Account Holders on an equitable basis related to the amounts of their respective qualifying deposits, as compared to the total qualifying deposits of all subscribing Supplemental Eligible Account Holders. To ensure a proper allocation of the Common Stock, each Supplemental Eligible Account Holder must list on his stock order form all accounts in which he has an ownership interest. Failure to list all such deposit accounts may result in the inability of the Company or the Bank to fill all or part of a subscription order. Neither the Company, the Bank nor any of their agents shall be responsible for orders on which all qualifying deposit accounts have not been fully and accurately disclosed. A qualifying deposit is the amount (required to be at least $50.00) contained in a deposit account in the Bank on June 30, 1997. Subscriptions in this Category No. 3 will be filled only to the extent that there are sufficient shares of Common Stock remaining after satisfaction of subscriptions by Category Nos. 1 and 2.

         Subscription Category No. 4 is reserved for Other Members, i.e., certain depositors and borrowers who are members of the Bank as of the Voting Record Date entitled to vote at the Special Meeting but who are not otherwise Eligible Account Holders or Supplemental Eligible Account Holders. To the extent then available following subscriptions by Eligible Account Holders, tax-qualified employee stock benefit plans and Supplemental Eligible Account Holders, Other Members will receive, without payment therefor, nontransferable Subscription Rights to subscribe for Common Stock in the Subscription Offering up to $250,000. See "-- Limitations on Purchases of Shares." In the event that Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, tax-qualified employee stock benefit plans and Supplemental Eligible Account Holders, is in excess of the total number of shares offered in the Conversion, the subscriptions of such Other Members will be allocated pro rata among subscribing Other Members on an equitable basis as determined by the Board of Directors.

         The Company will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for Common Stock pursuant to the Plan reside. However, no person will be offered or allowed to purchase any Common Stock under the Plan if he resides in a foreign country or in a state of the United States with respect to which any or all of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the Plan reside in such state or foreign country;
(ii) the granting of Subscription Rights or the offer or sale of shares of Common Stock to such persons would require the Company or the Bank or their employees to register, under the securities laws of such state, as a broker, dealer, salesman or agent or to register or otherwise qualify its securities for sale in such state or foreign country; and (iii) such registration or qualification would be impracticable for reasons of cost or otherwise. No payments will be made in lieu of the granting of Subscription Rights to any such person.

Community Offering

         To the extent shares remain available for purchase after the Subscription Offering, the Company may offer any such remaining shares of Common Stock to members of the general public to whom the Company delivers a copy of this Prospectus and a Stock Order Form in the Community Offering. The occurrence of the Community Offering is subject to the availability of shares of Common Stock for purchase after satisfaction of all orders received in the Subscription Offering. The Community Offering, if any, may commence without notice at any time after the commencement of the Subscription Offering and may terminate at any time without notice, but may not terminate later than __________, 1997. The right of any person to purchase shares in the Community Offering, if any, is subject to the absolute right of the Company and the Bank to accept or reject such purchases in whole or in part. The Company presently intends to terminate the Community Offering, if any, as soon as it has received orders for sufficient shares available for purchase in the conversion.

         If all of the Common Stock offered in the Subscription Offering is subscribed for, there will be no Community Offering. In the event an insufficient number of shares are available to fill orders in the Community Offering, the available shares will be allocated by the Company in its discretion that a preference shall be given to natural persons and trusts of natural persons who are permanent residents of the Local Community. Orders received in the Community Offering shall be allocated with 100 share (or lesser) orders filled first, and remaining orders filled pro-rata, based on the size of the order, until all orders have been filled, with a preference given to permanent residents of the Local Community. If the Community Offering extends beyond 45 days following the expiration of the Subscription Offering, subscribers will have the right to increase, decrease or rescind subscriptions for stock previously submitted. Purchasers in the Community Offering are each eligible to purchase up to $250,000 of the Common Stock issued in the Conversion. See "--Limitations on Purchases of Shares."

         Except as noted below, cash and checks received in the Community Offering will be placed in segregated savings accounts (each insured by the FDIC up to the applicable $100,000 limit) established specifically for this purpose. Interest will be paid on orders made by check, in cash or by money order at the Bank's passbook rate from the date the payment is received by the Company until the consummation of the Conversion. In the event that the Conversion is not consummated for any reason, all funds submitted pursuant to the Community Offering will be promptly refunded with interest as described above.

Syndicated Community Offering

         As part of the Community Offering, all shares of Common Stock not purchased in the Subscription and Community Offerings, if any, may be offered for sale to the general public in a Syndicated Community Offering through selected dealers to be formed and managed by IBS. The Syndicated Community Offering, if any, will be conducted to achieve the widest distribution of the Common Stock subject to the Company and the Bank having the right to reject orders in whole or in part in their sole discretion in the Syndicated Community Offering. Neither IBS nor any registered broker-dealer shall have any obligation to take or purchase any shares of Common Stock in the Syndicated Community Offering. Common Stock sold in the Syndicated Community Offering will be sold at the same price as in the Subscription and Community Offerings.

         Individual purchasers in the Syndicated Community Offering may purchase up to $250,000 of the Common Stock in the Conversion with any associate or group of persons acting in concert. The Bank shall be responsible for the payment of selling commissions to other NASD firms and licensed brokers participating in the Syndicated Community Offering. Other firms may participate under selected dealers agreements, and IBS and such selected dealers may receive fees which are not expected to exceed 5.0% of the amount of the stock sold by the selected dealers in the Syndicated Community Offering. IBS would not receive a fee for managing the Syndicated Community Offering.

         During the Syndicated Community Offering, selected dealers may only solicit indications of interest from their customers to place orders with the Company as of a certain date ("Order Date") for the purchase of shares of common Stock. When and if IBS and the Company believe that enough indications and orders have been received in the Offerings to consummate the Conversion, IBS will request, as of the Order Date, selected dealers to submit orders to purchase shares for which they have received indications of interest from their customers. Selected dealers will send confirmations of the orders to such customers on the next business day after the Order Date. Selected dealers may debit the accounts of their customers on a date which will be three business days from the Order Date ("Settlement Date"). Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the Settlement Date. On the Settlement Date, selected dealers will remit funds to the account that the Company established for each selected dealer. After payment has been received by the Company from selected dealers, funds will earn interest at the Bank's passbook savings rate until the consummation of the Conversion. In the event the Conversion is not consummated as described above, funds with interest will be returned promptly to the selected dealers, who, in turn, will promptly credit its customers' brokerage account.

         The Syndicated Community Offering, if any, will terminate no more than 45 days following the completion of the Subscription Offering, unless extended by the Company with the approval of the OTS. The Syndicated Community Offering may run concurrently with the Subscription and Community Offerings or subsequent to such offerings.

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

Subscriptions for Stock in the Offerings

         Expiration Date. The Subscription Offering will expire at 4:00 p.m., local time, on __________, 1997 unless extended by the Board of Directors of the Bank for up to an additional 45 days, to no later than __________, 1997. Such date and time are referred to herein as the "Expiration Date." Subscription rights not exercised prior to the Expiration Date will be void. The Community Offering, if any, may terminate at any time without notice, but may not terminate later than __________, 1997.

         Orders will not be executed by the Company until at least the minimum number of shares of Common Stock offered hereby have been subscribed for or sold. If all shares of Common Stock have not been subscribed for or sold within 45 days of the end of the Subscription Offering (unless such period is extended with consent of the OTS), all funds delivered to the Company pursuant to the Subscription Offering will be promptly returned to the subscribers with interest and all charges to savings accounts will be rescinded.

         Use of Stock Order Forms and Certification Forms. Rights to subscribe may only be exercised by completion of Stock Order Forms and certification forms. Any person receiving a Stock Order Form who desires to subscribe for shares of stock must do so prior to the Expiration Date by delivering (by mail or in person) to the office of the Bank a properly executed and completed Stock Order Form and certification form, together with full payment for all shares for which the subscription is made. All checks or money orders must be made payable to "HopFed Bancorp, Inc." The Stock Order Form and certification form must be received by the Expiration Date. All subscription rights under the Plan will expire on the Expiration Date, whether or not the Company has been able to locate each person entitled to such subscription rights. Once tendered, subscription orders cannot be revoked.

         Each subscription right may be exercised only by the person to whom it is issued and only for his or her own account. The subscription rights granted under the plan are nontransferable; persons who attempt to transfer their subscription rights may lose the right to subscribe for stock in the conversion and may be subject to other sanctions and penalties imposed by the OTS. Each person subscribing for shares is required to represent to the Company that he or she is purchasing such shares for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of such shares.

         In the event Stock Order Forms (i) are not delivered and are returned to the Company by the United States Postal Service or the Company is unable to locate the addressee, or (ii) are not returned or are received after the Expiration Date, or (iii) are defectively completed or executed, or (iv) are not accompanied by the full required payment for the shares subscribed for (including instances where a savings account or certificate balance from which withdrawal is authorized is insufficient to fund the amount of such required payment), the subscription rights of the person to whom such rights have been granted will lapse as though such person failed to return the completed Stock Order Form within the time period specified. However, the Company or the Bank may, but will not be required to, waive any irregularity on any Stock Order Form or require the submission of corrected Stock Order Forms or the remittance of full payment for subscribed shares by such date as the Company or the Bank may specify. The interpretation by the Company and the Bank of the terms and conditions of the Plan and of the Stock Order Form will be final.

         Payment for Shares. Payment for all subscribed shares of Common Stock will be required to accompany all completed Stock Order Forms for subscriptions to be valid. Payment for subscribed shares may be made (i) in cash, if delivered in person, (ii) by check or money order, or (iii) by authorization of withdrawal from deposit accounts maintained with the Bank. Appropriate means by which such withdrawals may be authorized are provided in the Stock Order Form. Once such a withdrawal has been authorized, none of the designated withdrawal amount may be used by a subscriber for any purpose other than to purchase stock for which subscription has been made while the Plan remains in effect. In the case of payments authorized to be made through withdrawal from deposit accounts, all sums authorized for withdrawal will continue to earn interest at the contract rate until the date of consummation of the sale. In the case of payments made in cash or by check or money order such funds will be placed in a segregated savings account established specifically for this purpose (each insured by the FDIC up to the applicable $100,000 limit) and interest will be paid at the Bank's passbook rate from the date payment is received until the Conversion is completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares; however, if a partial withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate evidencing the remaining balance will earn interest at the Bank's passbook rate subsequent to the withdrawal.

An executed Stock Order Form, once received by the Company, may not be modified, amended or rescinded without the consent of the Company, unless the Conversion is not completed within 45 days of the termination of the Subscription Offering. If an extension of the period of time to complete the Conversion is approved by the OTS, subscribers will be resolicited and must affirmatively reconfirm their orders prior to the expiration of the resolicitation offering, or their subscription funds will be promptly refunded. Subscribers may also modify or cancel their subscriptions. Interest will be paid on such funds at the Bank's passbook rate during the 45-day period and any approved extension period. Wired funds will not be accepted for the payment for shares of Common Stock.

         Owners of self-directed IRAs or other self-directed tax-qualified retirement plans, may use the assets of such IRAs or plans to purchase shares of Common Stock in the Subscription and Community Offerings, provided that such IRAs or plans are not maintained at the Bank. Persons with IRAs or plans maintained at the Bank must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offerings. Depositors interested in using funds in an IRA currently with the Bank or plan to purchase Common Stock should contact the Bank's Stock Information Center at (502) 881-4001 as soon as possible but no later than seven days prior to closing of the offering period, so that the necessary forms may be forwarded for execution and returned at least one week prior to the Expiration Date of the Subscription Offering.

         The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but may pay for such shares upon consummation of the Subscription and Community Offerings, if all shares are sold, or upon consummation of any subsequent offering, if shares remain to be sold in such an offering.

     Shares Purchased. Certificates representing shares of Common Stock will be delivered to subscribers as soon as practicable after closing of the Conversion.

Plan of Distribution and Marketing Arrangements

         Officers of the Bank are available at the Bank's office to provide offering materials to prospective investors, to answer their questions (but only to the extent such information is derived from this Prospectus) and to receive completed Stock Order Forms and certification forms from prospective investors interested in subscribing for shares of Common Stock. None of the Bank's directors, officers or employees will receive any commissions or other compensation for their efforts in connection with sales of shares of Common Stock. Although information regarding the stock offering is available at the Bank's office, an investment in Common Stock is not a deposit, and Common Stock is not federally insured.

         The directors, officers and employees of the Bank who will be involved in selling stock are expected to be exempt from the requirement to register with the SEC as broker-dealers within the meaning of Rule 3a4-1 under the Exchange Act. Such persons will qualify under the safe harbor provisions of that rule on the basis of paragraphs (a)(4)(ii) and/or (iii), i.e., management of the Bank expects that such persons either (x) will perform substantial duties for the Company in its business, will not otherwise be broker-dealers and are not expected to participate in another offering in the next twelve months or (y) will limit their activities to preparing written communications, responding to customer inquiries and/or performing ministerial/clerical functions.


         The Bank and the Company have engaged the Agents as their exclusive financial and marketing advisor to provide sales assistance in connection with the Offerings. The Agents are members of the NASD and each is registered with the SEC. The services of the Agents will include, but are not limited to, (i) training and educating the Bank's employees who will be performing certain ministerial functions in the Offerings regarding the mechanics and regulatory requirements of the stock sales process and the solicitation of proxies from members, (ii) providing employees to manage the Stock Information Center, assisting Bank customers and interested stock purchasers and keeping records of orders for shares of the Common Stock, and (iii) supervising the Bank's sales efforts, including preparation of marketing materials. For their services rendered in the Conversion, the Agents will receive a fee of $180,000. The Agents will also be reimbursed for their reasonable out-of-pocket expenses, including legal fees, in an amount not to exceed $45,000. The Company and the Bank have agreed to indemnify the Agents for reasonable costs and expenses in connection with certain claims or liabilities, including certain liabilities under the Securities Act. The fees shall be payable upon consummation of the Conversion.

Stock Pricing and Number of Shares to be Issued

         National Capital, which is experienced in the evaluation and appraisal of savings institutions involved in the conversion process, has been retained by the Bank to prepare an appraisal of the estimated pro forma market value of the Common Stock to be sold pursuant to the Conversion. Prior to the Conversion, the Bank did not have any business relationship with National Capital. National Capital will receive a fee of up to $30,000 for its appraisal and other services, and reimbursement for related expenses. The Bank has agreed to indemnify National Capital under certain circumstances against any losses, damages, expenses or liability arising out of the Bank's engagement of National Capital for the appraisal.

         National Capital has determined as of __________, 1997 that the estimated pro forma market value of the stock to be issued by the Company in the Conversion was $26,500,000. In determining the reasonableness and adequacy of the appraisal submitted by National Capital, the Boards of Directors of the Bank and the Company reviewed with National Capital the methodology and the appropriateness of assumptions used by National Capital in preparing the appraisal. The Company, in consultation with IBS, has determined to offer the shares in the Conversion at the Purchase Price of $10.00 per share. The price per share was determined based on a number of factors, including the market price per share of the stock of other financial institutions. Regulations administered by the OTS require, however, that the appraiser establish a range of value for the stock of approximately 15% on either side of the estimated value to allow for fluctuations in the aggregate value of the stock due to changes in the market and other factors from the time of commencement of the Subscription Offering until completion of the Community Offering. Accordingly, National Capital has established a range of value of from $22,525,000 to $30,475,000 for the Conversion. National Capital will either confirm the continuing validity of its appraisal or provide an updated appraisal immediately prior to the completion of the Conversion.

         Should it be determined at the close of the offering that the aggregate pro forma market value of the Common Stock is higher or lower than $26,500,000, but is nonetheless within the Estimated Valuation Range or within 15% of the maximum of such range, the Company will make an appropriate adjustment by raising or lowering by no more than 15% the total number of shares being offered (within a range from 2,252,500 shares to 3,047,500 shares). Unless permitted by the Company or otherwise required by the OTS, no resolicitation of subscribers and other purchasers will be made because of any such change in the number of shares to be issued unless the aggregate purchase price of the Common Stock sold in the Conversion is below the minimum of the Estimated Valuation Range or is more than $35,046,250 (i.e., 15% above the maximum of the Estimated Valuation Range). If the aggregate purchase price falls outside the range of from $22,525,000 to $35,046,250, subscribers and other purchasers will be resolicited and given the opportunity to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation, or their subscription funds will be promptly refunded with interest at the Bank's passbook rate. Subscribers will also be given the opportunity to increase, decrease or rescind their orders. Any change in the Estimated Valuation Range must be approved by the OTS. The establishment of any new price range may be effected without a resolicitation of votes from the Bank's members to approve the conversion.

         The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing Common Stock. In preparing the valuation, National Capital has relied upon and assumed the accuracy and completeness of financial and statistical information provided by the Bank and the Company. National Capital did not independently verify the financial statements and other information provided by the Bank and the Company, nor did National Capital value independently the assets and liabilities of the Bank and the Company. The valuation considers the Bank and the Company only as a going concern and should not be considered as an indication of the liquidation value of the Bank and the Company. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Common Stock will thereafter be able to sell such shares at prices equal to or above the price or prices paid for it. Copies of the appraisal report of National Capital setting forth the method and assumptions for such appraisal are on file and available for inspection at the offices set forth in "additional information" and at the office of the Bank. Further, any subsequent updated appraisal also will be filed with the SEC and will be available for inspection.

Limitations on Purchase of Shares

         Purchases of shares of Common Stock are subject to limitations as set forth in the Plan. All shares are offered to persons subscribing in the Subscription Offering, and shares are only offered to persons in the Community Offering and Syndicated Community Offering, if any, to the extent available after filling subscriptions in the Subscription Offering.

         Within the Subscription Offering, the maximum purchases by subscribers are limited under the Plan. Eligible Account Holders may only subscribe up to an amount equal to the greater (i) $250,000, (ii) one-tenth of one percent of the total offering of shares of Common Stock, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders in the Bank in each case on the Eligibility Record Date (i.e., March 31,
1996). Supplemental Eligible Account Holders may only subscribe up to an amount equal to the greater of (i) $250,000, (ii) one-tenth of one percent of the total offering of shares of Common Stock, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders in the Bank in each case on the Supplemental Eligibility Record Date (i.e., June 30, 1997). The Plan further provides that no person (together with associates and persons acting in concert therewith) may purchase in the aggregate more than $500,000 of the aggregate value of shares of Common Stock in the Conversion.

         The Plan provides for certain additional limitations to be placed upon the purchase of shares by eligible subscribers and others in the Conversion. Each subscriber must subscribe for a minimum of 25 shares. The ESOP may purchase up to an aggregate of 10% of the shares of Common Stock to be issued in the Conversion and is expected to purchase 8% of such shares. No person, including associates (as defined below) of and persons acting in concert (as defined below) with such person (other than the ESOP), may purchase in the Subscription or Community Offerings more than $500,000 or 50,000 shares of the Common Stock. Shares purchased by the ESOP and attributable to a participant thereunder shall not be aggregated with shares purchased by such participant or any other purchaser of the Common Stock in the Conversion. Officers and directors and their associates may not purchase, in the aggregate, more than 31.0% of the shares to be issued in the Conversion. For purposes of the Plan, the directors of the Company and the Bank are not deemed to be associates or a group acting in concert solely by reason of their Board membership.

         Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the Bank's members, purchase limitations may be increased or decreased at the sole discretion of the Company and the Bank at any time. If such amount is increased, subscribers for the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit, subject to the rights and preferences of any person who has priority Subscription Rights. In the event that the purchase limitation is decreased after commencement of the Subscription and Community Offerings, the orders of any person who subscribed for the maximum number of shares of Common Stock shall be decreased by the minimum amount necessary so that such person shall be in compliance with the then maximum number of shares permitted to be subscribed for by such person.

         The term "acting in concert" is defined in the Plan to mean (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement, or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. The Company and the Bank may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that such persons have filed joint Schedules 13D with the SEC with respect to other companies. The term "associate" of a person is defined in the Plan to mean: (i) any corporation or organization (other than the Bank, the Company, or a majority-owned subsidiary of the Bank or the Company) of which such person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity, provided, however, such term shall not include any employee stock benefit plan of the Bank in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director of the Bank or the Company or any of their subsidiaries. Directors are not treated as associates solely because of their Board membership. Relatives who are neither officers nor directors of the Bank or the Company and who do not reside in the same home are not deemed to be associates or a group acting in concert solely as a result of their relationships.

         Each person purchasing Common Stock in the Conversion shall be deemed to confirm that such purchase does not conflict with the purchase limitations under the Plan or otherwise imposed by law, rule or regulation. In the event that such purchase limitations are violated by any person (including any associate or group of persons affiliated or otherwise acting in concert with such person), the Company shall have the right to purchase from such person at the aggregate purchase price all shares acquired by such person in excess of such purchase limitations or, if such excess shares have been sold by such person, to receive the difference between the aggregate purchase price paid for such excess shares and the price at which such excess shares were sold by such person. This right of the Company to purchase such excess shares shall be assignable by the Company. In addition, persons who violate the purchase limitations may be subject to sanctions and penalties imposed by the OTS.

     Stock purchased pursuant to the Conversion will be freely transferable, except for shares purchased by directors and officers of the Bank and the Company. See "-- Limitations on Resales by Management."

         In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with Subscription Rights and to certain reporting requirements upon purchase of such securities.

         Depending upon market conditions, the Boards of Directors of the Company and the Bank, with the approval of the OTS, may increase or decrease any of the above purchase limitations. In the event of such an increase or decrease, no further approval of members of the Bank would be required. OTS regulations authorize a plan of conversion to provide a minimum purchase limitation of a percentage as low as 1% and a maximum purchase limitation of a percentage not to exceed 10%, provided that orders for shares exceeding 5% of the shares being offered in the Conversion shall not exceed in the aggregate 10% of the shares being offered in the Conversion.

Regulatory Restrictions on Acquisition of the Common Stock

         Current federal regulations prohibit any person from making an offer, announcing an intent to make an offer, entering into any other arrangement to purchase Common Stock or acquiring Common Stock or Subscription Rights in the Company from another person prior to completion of the Conversion. Further, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares in the Company for a period of three years from the date of the completion of the Conversion, if, upon the completion of such offer or acquisition, that person would become the beneficial owner of more than 10% of the Company's outstanding stock, without the prior written approval of the OTS. The OTS has defined the word "person" to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to the Company or underwriters or members of a selling group acting on behalf of the Company for resale to the general public are excepted. The regulations also provide civil penalties for willful violation or assistance of any such violation of the regulation by any person connected with the management of the Company following the Conversion. Moreover, when any person, directly or indirectly, acquires beneficial ownership of more than 10% of the Company's capital stock following the conversion within such three-year period without the prior approval of the OTS, the Company's Common Stock beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote. The Certificate of Incorporation of the Company include a similar 10% beneficial ownership limitation. See "Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws."

         In addition to the foregoing restrictions, any person or group of persons acting in concert who propose to acquire 10% or more of the Company's outstanding shares will be presumed under OTS regulations, to be acquiring control of the Company and will be required to submit prior notice to the OTS under the Change in Control Act.

Restrictions on Repurchase of Stock

         Subject to the exceptions described herein, for a period of three years following the Conversion, the Company may not repurchase any of its stock from any person, except (i) repurchases on a pro rata basis pursuant to an offer, approved by the OTS, made to all stockholders, and (ii) repurchases of qualifying shares of a director. However, upon 10 days' written notification to the OTS Regional Director for the Bank and the Chief Counsel of the Business Transactions Division of the OTS, if the Regional Director and Chief Counsel do not object, the Company may make open market repurchases of its outstanding Common Stock, provided that: (i) no repurchases may occur in the first year following the Conversion without OTS approval; (ii) in the second and third years after the Conversion, repurchases must be part of an open-market program that does not allow for the repurchase of more than 5% of the Company's outstanding Common Stock during a 12-month period (a waiver may be obtained from the OTS which would allow for additional purchases); (iii) the repurchases would not cause the Bank to become "undercapitalized" (as defined for regulatory purposes); (iv) the repurchases would not materially adversely affect the Bank's financial condition; and (v) there is a valid business purpose for the repurchases. The

Company may not repurchase any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the liquidation account. Regulatory dividend limitations may provide further restrictions on stock repurchases.

Limitations on Resales by Management

         Shares of the Common Stock purchased by directors or officers of the Company and the Bank in the Conversion will be subject to the restriction that such shares may not be sold for a period of one year following completion of the Conversion, except in the event of the death of the original purchaser or in any exchange of such shares in connection with a merger or acquisition of the Company approved by the OTS. Accordingly, shares of Common Stock issued by the Company to directors and officers shall bear a legend giving appropriate notice of the restriction imposed upon it and, in addition, the Company will give appropriate instructions to the transfer agent for Common Stock with respect to the applicable restriction for transfer of any restricted stock. Any shares issued to directors and officers as a stock dividend, stock split or otherwise with respect to restricted stock shall be subject to the same restrictions. Shares acquired otherwise than in the Conversion, such as under the Company's Option Plan, would not be subject to such restrictions. To the extent directors and officers are deemed affiliates of the Company, all shares of Common Stock acquired by such directors and officers will be subject to certain resale restrictions and may be resold pursuant to Rule 144 under the Securities Act. See "Regulation -- Regulation of the Company Following the Conversion -- Federal Securities Law."

Interpretation and Amendment of the Plan

         To the extent permitted by law, all interpretations of the Plan by the Bank will be final. The Plan provides that the Bank's Board of Directors shall have the sole discretion to interpret and apply the provisions of the Plan to particular facts and circumstances and to make all determinations necessary or desirable to implement such provisions, including but not limited to matters with respect to giving preference in the Community Offering to natural persons and trusts of natural persons who are permanent residents of the Local Community, and any and all interpretations, applications and determinations made by the Board of Directors in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Bank and its members and subscribers in the Subscription and Community Offerings, subject to the authority of the OTS.

         The Plan provides that, if deemed necessary or desirable by the Board of Directors, the Plan may be substantively amended by a two-thirds vote of the Board of Directors at any time prior to submission of the Plan and proxy materials to the Bank's members. After submission of the Plan and proxy materials to the members, the Plan may be amended by a two-thirds vote of the Board of Directors at any time prior to the Special Meeting and at any time following the Special Meeting with the concurrence of the OTS. In its discretion, the Board of Directors may generally modify or terminate the Plan upon the order of the regulatory authorities without resoliciting proxies or otherwise obtaining approval of the amended Plan by members at another Special Meeting. However, any modification of the Plan that results in a material change in the terms of the Conversion would require such a resolicitation of proxies and another meeting of members.

         The Plan further provides that in the event that mandatory new regulations pertaining to conversions are adopted by the OTS or any successor agency prior to completion of the Conversion, the Plan will be amended to conform to such regulations without a resolicitation of proxies or another Special Meeting. In the event that such new conversion regulations contain optional provisions, the Plan may be amended to utilize such optional provisions at the discretion of the Board of Directors without a resolicitation of proxies or another Special Meeting. By adoption of the Plan, the Bank's members will be deemed to have authorized amendment of the Plan under the circumstances described above.

Conditions and Termination

         Completion of the Conversion requires the approval of the Plan by the affirmative vote of not less than a majority of the total outstanding votes of the members of the Bank and the sale of all shares of Common Stock within 24 months following approval of the Plan by the members. If these conditions are not satisfied, the Plan will be terminated, and the Bank will continue its business in the mutual form of organization. The Plan may be terminated by the Board of Directors at any time prior to the Special Meeting and, with the approval of the OTS, by the Board of Directors at any time thereafter.

                     CERTAIN RESTRICTIONS ON ACQUISITION OF
                            THE COMPANY AND THE BANK

Conversion Regulations

         OTS regulations prohibit a person from making an offer, announcing an intent to make an offer or other arrangement to purchase stock, or acquiring stock or subscription rights in the Bank or the Company from another person prior to completion of the Conversion. Furthermore, without the prior written approval of the Director of the OTS, no person may make such an offer or announcement of an offer to purchase shares or actually acquire shares in the Bank or the Company for a period of three years from the date of the completion of the Conversion if, upon the completion of such offer or acquisition, that person would become the beneficial owner of more than 10% of the stock of the Bank or the Company. For purposes of the OTS regulations, "person" is defined to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of the Bank or the Company. Offers made exclusively to the Bank or the Company, however, or underwriters or members of a selling group acting on the Bank's or Company's behalf for resale to the general public, are excepted.

Change in Bank Control Act and Savings and Loan Holding Company Provisions of Home Owners' Loan Act

         Federal laws and regulations contain a number of provisions which govern the acquisition of insured institutions such as the Bank, including a savings and loan holding company such as the Company. The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more persons, may acquire control of a savings association unless the OTS has been given 60 days' prior written notice and the OTS does not issue a notice disapproving the proposed acquisition. In addition, certain provisions of the Home Owners' Loan Act provide that no company may acquire control of a thrift without the prior approval of the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation by the OTS.

         Pursuant to applicable regulations, control of a savings association is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of a savings association or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or more than 25% of any class of stock, of a savings association, where one or more enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings association, or
(iii) the competence, experience, or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. The foregoing restrictions do not apply to the acquisition of the Company's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plan or plans do not have beneficial ownership in the aggregate of more than 25% of any class of equity security.

Delaware General Corporation Law ("DGCL")

         The DGCL contains a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the DGCL, among other things, prohibits the Company from engaging in certain business combinations (including a merger) with a person who is the beneficial owner of 15% or more of the Company's outstanding voting stock (an Interested Stockholder) during the three-year period following the date such person became an Interested Stockholder. This restriction does not apply if: (1) before such person became an Interested Stockholder, the Board of Directors approved the transaction in which the Interested Stockholder becomes an Interested Stockholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the stockholder's becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers and
(ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The

Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation. At the present time, the Board of Directors does not intend to propose any such amendment.


                       CERTAIN ANTI-TAKEOVER PROVISIONS IN
                   THE CERTIFICATE OF INCORPORATION AND BYLAWS

         While the Boards of Directors of the Bank and the Company are not aware of any effort that might be made to obtain control of the Company after Conversion, the Board of Directors, as discussed below, believes that it is appropriate to include certain provisions as part of the Company's Certificate of Incorporation to protect the interests of the Company and its stockholders from hostile takeovers which the Board of Directors might conclude are not in the best interests of the Bank, the Company or the Company's stockholders. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult.

         The following discussion is a general summary of the material provisions of the Certificate of Incorporation and Bylaws of the Company which may be deemed to have such an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Certificate of Incorporation and Bylaws of the Company. For information regarding how to obtain a copy of these documents without charge, see "Additional Information."

Board of Directors

         Certain provisions of the Company's Certificate of Incorporation and Bylaws will impede changes in control of the Board of Directors of the Company. The Certificate of Incorporation provides that the Board of Directors is to be divided into three classes, as nearly equal in number as possible, which shall be elected for staggered three-year terms.

         The Company's Certificate of Incorporation provides that a director may be removed only for cause by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote and that the size of the Board of Directors may be changed only by a vote of two-thirds of the directors then in office. The Certificate of Incorporation further provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a two-thirds vote of the directors then in office.

Stockholder Vote Required to Approve Business Combinations with Principal Stockholders

         The Company's Certificate of Incorporation requires the approval of the holders of (i) at least 80% of the Company's outstanding shares of voting stock, and (ii) at least a majority of the Company's outstanding shares of voting stock, not including shares held by a "Related Person," to approve certain "Business Combinations" as defined therein, and related transactions. Under the DGCL, absent this provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of the Company must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of Common Stock. For a discussion of an exception to the majority approval requirement under Delaware law, see "Certain Restrictions on Acquisition of the Company and the Bank -- Delaware General Corporation Law." The increased voting requirements in the Company's Certificate of Incorporation apply in connection with business combinations involving a "Related Person," except in cases where the proposed transaction has been approved in advance by two-thirds of those members of the Company's Board of Directors who are unaffiliated with the Related Person and who were directors prior to the time when the Related Person became a Related Person (the "Continuing Directors"). The term "Related Person" is defined to include any individual, corporation, partnership or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company. A "Business Combination" is defined to include
(i) any merger or consolidation of the Company with or into any Related Person;
(ii) any sale, lease exchange, mortgage, transfer, or other disposition of all or a substantial part of the assets of the Company or of a subsidiary to any Related Person (the term "substantial part" is defined to include more than 25% of the Company's total assets); (iii) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to the Company or a subsidiary of the Company;
(v) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person; (vi) the acquisition by the Company of any securities of the Related Person; (vii) any reclassification of the Common Stock, or any recapitalization involving Common Stock; and (viii) any agreement, contract or other arrangement providing for any of the above transactions.

Restrictions on Acquisitions of Shares

         The Certificate of Incorporation provides that for a period of five years from the effective date of the Conversion, no person may acquire directly or indirectly the beneficial ownership of more than 10% of any class of equity security of the Company, unless such offer or acquisition shall have been approved in advance by a two-thirds vote of the Company's Continuing Directors. This provision does not apply to any employee stock benefit plan of the Company. In addition, during such five-year period, no shares beneficially owned in violation of the foregoing percentage limitation, as determined by the Company's Continuing Directors, shall be entitled to vote in connection with any matter submitted to stockholders for a vote. Additionally, the Certificate of Incorporation provides for further restrictions on voting rights of shares owned in excess of 10% of any class of equity security of the Company beyond five years after the Conversion of the Bank. Specifically, the Certificate of Incorporation provides that if, at any time after five years from the Conversion, any person acquires the beneficial ownership of more than 10% of any class of equity security of the Company, then, with respect to each vote in excess of 10%, such person shall be entitled to cast only one-hundredth of one vote. An exception from the restriction is provided if the acquisition of more than 10% of the securities received the prior approval by a two-thirds vote of the Company's Continuing Directors. Under the Company's Certificate of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically. In order to prevent the imposition of such restrictions, the Board of Directors must take affirmative action approving in advance a particular offer to acquire or acquisition. Unless the Board took such affirmative action, the provision would operate to restrict the voting by beneficial owners of more than 10% of the Company's Common Stock in a proxy contest.

Board Consideration of Certain Nonmonetary Factors in the Event of an Offer by Another Party

         The Certificate of Incorporation of the Company permits the Board of Directors, in evaluating a Business Combination or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the Board deems relevant, including (i) the social and economic effects of the transaction on the Company and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Company and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring party or parties; and (iii) the competence, experience and integrity of the acquiring party or parties and its or their management. By having the standards in the Certificate of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose any proposed business combination, tender or exchange offer if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

Limitations on Call of Meetings of Stockholders

         The Company's Certificate of Incorporation provides that special meetings of stockholders may only be called by the Company's Board of Directors or an appropriate committee appointed by the Board of Directors. Stockholders are not authorized to call a special meeting, and stockholder action may be taken only at a special or annual meeting of stockholders and not by written consent.

Absence of Cumulative Voting

         The Company's Certificate of Incorporation provides that there shall not be cumulative voting by stockholders for the election of the Company's directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all directors of the Company to be selected at that meeting, thus precluding minority stockholder representation on the Company's Board of Directors.

Authorization of Preferred Stock

         The Company's Certificate of Incorporation authorizes the issuance of up to 500,000 shares of preferred stock, which conceivably would represent an additional class of stock required to approve any proposed acquisition. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Common Stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board of Directors deems to be in the best interests of the Company and its stockholders. This preferred stock, none of which has been issued by the Company, together with authorized but unissued shares of Common Stock (the Certificate of Incorporation authorizes the issuance of up to 7,500,000 shares of Common Stock), also could represent additional capital required to be purchased by the acquiror.

Procedures for Stockholder Nominations

         The Company's Certificate of Incorporation provides that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to the Secretary of the Company not less than 30 or more than 60 days in advance of the meeting. "New business" within the meaning of this provision will be interpreted by the Company to exclude shareholder proposals which have been included in the Company's proxy solicitation materials pursuant to Rule 14a-8 under the Exchange Act.

Amendment of Bylaws

         The Company's Certificate of Incorporation provides that the Company's Bylaws may be amended either by a two-thirds vote of the Company's Board of Directors or by the affirmative vote of the holders of not less than 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors, after giving effect to any limits on voting rights. Absent this provision, Delaware law provides that a corporation's bylaws may be amended by the holders of a majority of a corporation's outstanding capital stock. The Company's Bylaws contain numerous provisions concerning the Company's governance, such as fixing the number of directors and determining the number of directors constituting a quorum. By reducing the ability of a potential corporate raider to make changes in the Company's Bylaws and to reduce the authority of the Board of Directors or impede its ability to manage the Company, this provision could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquiror.

Amendment of Certificate of Incorporation

         The Company's Certificate of Incorporation provides that specified provisions contained in the Certificate of Incorporation may not be repealed or amended except upon the affirmative vote of not less than 80% of the outstanding shares of the Company's stock entitled to vote generally in the election of directors, after giving effect to any limits on voting rights. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by Delaware law for the repeal or amendment of a certificate provision. The specific provisions are those (i) governing the calling of special meetings, the absence of cumulative voting rights and the requirement that stockholder action be taken only at annual or special meetings, (ii) requiring written notice to the Company of nominations for the election of directors and new business proposals, (iii) governing the number of the Company's Board of Directors, the filling of vacancies on the Board of Directors and classification of the Board of Directors, (iv) providing the mechanism for removing directors,
(v) limiting the acquisition of more than 10% of the capital stock of the Company or the Bank (except, with the prior approval of the Continuing Directors of the Company), (vi) governing the requirement for the approval of certain Business Combinations involving a "Related Person," (vii) regarding the consideration of certain nonmonetary factors in the event of an offer by another party, (viii) providing for the indemnification of directors, officers, employees and agents of the Company, (ix) pertaining to the elimination of the liability of the directors to the Company and its stockholders for monetary damages, with certain exceptions, for breach of fiduciary duty, and (x) governing the required stockholder vote for amending the Certificate of Incorporation or Bylaws of the Company. This provision is intended to prevent the holders of less than 80% of the outstanding stock of the Company from circumventing any of the foregoing provisions by amending the Certificate of Incorporation to delete or modify one of such provisions. This provision would enable the holders of more than 20% of the Company's voting stock to prevent amendments to the Company's Certificate of Incorporation or Bylaws, even if such amendments were favored by the holders of a majority of the voting stock.

Benefit Plans

         In addition to the provisions of the Company's Certificate of Incorporation and Bylaws described above, certain benefit plans of the Company and the Bank adopted in connection with the Conversion contain provisions which also may discourage hostile takeover attempts which the Boards of Directors of the Company and the Bank might conclude are not in the best interests of the Company, the Bank or the Company's stockholders. For a description of the benefit plans and the provisions of such plans relating to changes in control of the Company or the Bank, see "Management of the Bank -- Certain Benefit Plans and Agreements."

The Purpose of Anti-Takeover Provisions of the Company's Certificate of Incorporation and Bylaws

         The Boards of Directors of the Company and the Bank believe that the provisions described above reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist the Company and the Bank in the orderly deployment of the net proceeds of the Conversion into productive assets during the initial period after the Conversion. The Boards of Directors of the Company and the Bank believe these provisions are in the best interests of the Bank and of the Company and its stockholders. In the judgment of the Boards of Directors of the Company and the Bank, the Company's Board is in the best position to consider all relevant factors and to negotiate for what is in the best interests of the stockholders and the Company's other constituents. Accordingly, the Boards of Directors of the Company and the Bank believe that it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with the Company's Board of Directors and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and which is in the best interests of all stockholders.

         Attempts to acquire control of financial institutions and their holding companies have recently become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to stockholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Company and stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Company's assets.

         An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders.

         Despite the belief of the Bank and the Company as to the benefits to stockholders of these provisions of the Company's Certificate of Incorporation and Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which the stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its stockholders after the Conversion, the Company may adopt additional Certificate of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Delaware corporation.


                          DESCRIPTION OF CAPITAL STOCK

General

         The Company is authorized to issue 7,500,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of serial preferred stock, par value $0.01 per share. The Company currently expects to issue between 2,040,000 and 2,760,000 shares, subject to adjustment, of the Common Stock and no shares of serial preferred stock in the Conversion. The Company has reserved for future issuance under the Option Plan an amount of authorized but unissued shares of Common Stock equal to 10% of the shares to be issued in the Conversion. The capital stock of the Company will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other federal or state governmental agency.

Common Stock

         Voting Rights. Each share of the Common Stock will have the same relative rights and will be identical in all respects with every other share of the Common Stock. The holders of the Common Stock will possess exclusive voting rights in the Company, except to the extent that shares of serial preferred stock issued in the future may have voting rights, if any. Each holder of shares of Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of Common Stock. For information regarding a possible reduction in voting rights, see "Certain Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws -- Restrictions on Acquisitions of Shares."

     Dividends. The Company may, from time to time, declare dividends to the holders of the Common Stock, who will be entitled to share equally in any such dividends. For information as to cash dividends, see "Dividend Policy", "Regulation -- Dividend Restrictions", and "Taxation."

         Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of all of the Bank's capital stock, would be entitled to receive all assets of the Bank after payment of all debts and liabilities of the Bank and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock. If any serial preferred stock is issued, the holders thereof may have a priority in liquidation or dissolution over the holders of the Common Stock.

         Restrictions on Acquisition of the Common Stock. For information regarding limitations on acquisition of shares of Common Stock, see "Certain Restrictions on Acquisition of the Company and the Bank," "Certain Anti-Takeover

Provisions in the Certificate of Incorporation and Bylaws" and "The Conversion -- Regulatory Restrictions on Acquisition of the Common Stock."

         Other Characteristics. Holders of the Common Stock will not have preemptive rights with respect to any additional shares of Common Stock which may be issued. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock, when issued and upon receipt by the Company of the full purchase price therefor, will be fully paid and nonassessable.

     Transfer Agent and Registrar. The transfer agent and registrar for Common Stock will be Registrar and Transfer Company.

Serial Preferred Stock

         None of the 500,000 authorized shares of serial preferred stock of the Company will be issued in the Conversion. After the Conversion is completed, the Board of Directors of the Company will be authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The serial preferred stock may rank prior to Common Stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. The Board of Directors has no present intention to issue any of the serial preferred stock. Should the Board of Directors of the Company subsequently issue serial preferred stock, no holder of any such stock shall have any preemptive right to subscribe for or purchase any stock or any other securities of the Company other than such, if any, as the Board of Directors, in its sole discretion, may determine and at such price or prices and upon such other terms as the Board of Directors, in its sole discretion, may fix.


                            REGISTRATION REQUIREMENTS

         The Company will register its Common Stock with the SEC pursuant to the Exchange Act upon the completion of the Conversion and will not deregister said shares for a period of at least three years following the completion of the Conversion. Upon such registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable. The Company intends to have a December 31 fiscal year end.

                                 LEGAL OPINIONS

         The legality of the Common Stock will be passed upon for the Company by Kutak Rock, Washington, D.C., which has consented to the references herein to its opinion. Certain legal matters will be passed upon for the Agents by Muldoon Murphy & Faucette, Washington, D.C.


                                  TAX OPINIONS

         The federal income tax consequences of the Conversion will be passed upon by Kutak Rock, Washington, D.C., which has consented to the references herein to its opinion. The Kentucky income tax consequences of the Conversion will be opined upon by York, Neel & Co.-Hopkinsville, LLP, which has consented to the references herein to its opinion.


                                     EXPERTS

         The financial statements of Hopkinsville Federal Savings Bank at December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 have been included herein and elsewhere in the registration statement and the Bank's application for conversion in reliance upon the report of York, Neel & Co.-Hopkinsville, LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         National Capital has consented to the publication herein of the summary of its letter to the Bank setting forth its opinion as to the estimated pro forma aggregate market value of the Common Stock to be issued in the Conversion and the value of Subscription Rights to purchase Common Stock and to the use of its name and statements with respect to it appearing herein.


                             ADDITIONAL INFORMATION

         The Company has filed with the SEC a Registration Statement with respect to Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet address ("Web site") that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. The address for this Web site is "http://www.sec.gov."

         The Bank has filed with the OTS an Application for Conversion. This document omits certain information contained in such application. The Application for Conversion can be inspected, without charge, at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the office of the OTS Regional Director, Central Regional Office, at 200 West Madison Street, Suite 1300, Chicago, Illinois.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report                                     F-2

Statement of Financial Condition as of June 30, 1997
(unaudited) and December 31, 1996 and 1995                       F-3

Statements of Income for the Six Months Ended
June 30, 1997 and 1996 (unaudited) and for each
of the Three Years in the Period ended December 31, 1996         F-5

Statements of Equity for the Six Months ended June 30,
1997 (unaudited) and for each of the Three Years in the
Period ended December 31, 1996                                   F-6

Statements of Cash Flow for the Six Months Ended
June 30, 1997 and 1996 (unaudited) and for each of
the Three Years in the Period ended December 31, 1996            F-7

Notes to Financial Statements                                    F-8

     Schedules - All schedules are omitted because the required information is not applicable or is presented in the financial statements or accompanying notes.

     All financial statements of HopFed Bancorp, Inc. have been omitted because HopFed Bancorp, Inc. has not yet issued any stock, has no assets and no liabilities and has not conducted any business other than of an organizational nature.

                                                      LEONARD F. ADCOCK, CPA
                                                      MICHAEL L. TOMS, CPA
                                                      JOHN M. DeANGELIS, CPA
[YORK NEEL LOGO APPEARS HERE]                         BRADLEY K. CORNELIUS, CPA
  & CO.-HOPKINSVILLE, LLP
                               1113 BETHEL STREET
CERTIFIED PUBLIC ACCOUNTANTS   HOPKINSVILLE, KENTUCKY 42240
    BUSINESS CONSULTANTS       (502) 886-0208
                               FAX (502)886-0875


                         Independent Auditor's Report


To the Board of Directors
Hopkinsville Federal Savings Bank


We have audited the accompanying statements of financial condition of Hopkinsville Federal Savings Bank as of December 31, 1996 and 1995, and the related statements of income, equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hopkinsville Federal Savings Bank as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 15 to the financial statements, an error resulting in misstatements of other liabilities, deferred federal income taxes payable, and net income for the years ended December 31, 1994, 1995, and 1996, was discovered by management of the Company in August 1997. Accordingly, the 1994, 1995 and 1996 financial statements have been restated to correct the error.

/s/ York, Neel & Co.-Hopkinsville, L.L.P.

Hopkinsville, Kentucky
February 14, 1997
(except for Note 14, as to
which the date is May 21, 1997 and Notes 9, 10, and 15, as to which the date is August 8, 1997)

                An affiliate firm of York, Neel & Company, LLP
--------------------------------------------------------------------------------
       HOPKINSVILLE . MADISONVILLE . MORGANFIELD . HENDERSON . OWENSBORO

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                       STATEMENTS OF FINANCIAL CONDITION


                                                    ASSETS

                                                                                       December 31,
                                                  June 30,                ---------------------------------------
                                                    1997                      1996                       1995
                                                ------------              ------------               ------------
                                                (Unaudited)                (Restated)                 (Restated)
Cash and due from banks                         $  1,405,645              $  1,451,727               $  1,303,030


Time deposits                                      2,000,000                 2,000,000                  7,000,000


Interest-earning deposits in
 Federal Home Loan Bank                                3,196                     --                     5,550,000


Federal funds sold                                11,146,000                   500,000                  7,948,000


Securities available
 for sale                                          6,048,156                 5,125,452                  4,053,144


Securities held to
 maturity                                         79,587,119                95,946,689                 98,553,174


Loans receivable, net of
 allowance for loan losses
 of $227,444 in 1997,
 $217,444 in 1996 and
 $122,252 in 1995                                 98,436,491                95,495,890                 84,755,375


Accrued interest
 receivable                                        1,244,562                 1,290,408                  1,060,974


Premises and equipment,
 net                                               2,387,904                 2,332,876                  2,347,113


Other assets                                         236,440                   254,989                     27,519
                                                ------------              ------------               ------------




      Total assets                              $202,495,513              $204,398,031               $212,598,329
                                                ============              ============               ============

                    The accompanying notes are an integral
                      part of these financial statements.

                            LIABILITIES AND EQUITY

                                                                                       December 31,
                                                  June 30,                ---------------------------------------
                                                    1997                      1996                       1995
                                                ------------              ------------               ------------
                                                (Unaudited)                (Restated)                 (Restated)
Deposits:
    Noninterest-bearing
     accounts                                   $  1,844,242              $  1,784,472               $  1,236,424
    Interest-bearing
     accounts:
        Demand / NOW accounts                      7,750,500                 7,603,322                  7,628,482
        Money market accounts                     35,933,724                36,939,552                 34,781,597
        Passbook savings                          11,731,018                10,631,561                 11,196,639
        Other time deposits                      124,181,530               126,868,459                139,932,047
                                                ------------              ------------               ------------

        Total deposits                           181,441,014               183,827,366                194,775,189

Advances from borrowers
 for taxes and insurance                             290,556                   184,120                    176,553

Federal income taxes payable:
    Current                                             --                       --                         --
    Deferred                                       1,933,050                 1,659,063                  1,286,264

Other borrowed funds                                    --                   1,317,000                      --

Other liabilities                                    566,248                   586,934                    358,182
                                                ------------              ------------               ------------

        Total liabilities                        184,230,868               187,574,483                196,596,188
                                                ------------              ------------               ------------

Equity:
    Retained earnings -
      substantially
      restricted                                  15,460,603                14,590,739                 14,396,205

    Net unrealized
     appreciation on
     available-for-sale
     securities, net of tax
     of $1,444,506 in 1997,
     $1,150,235 in 1996
     and $827,300 in 1995                          2,804,042                 2,232,809                  1,605,936
                                                ------------              ------------               ------------

        Total equity                              18,264,645                16,823,548                 16,002,141
                                                ------------              ------------               ------------

        Total liabilities
         and equity                             $202,495,513              $204,398,031               $212,598,329
                                                ============              ============               ============


                        HOPKINSVILLE FEDERAL SAVINGS BANK
                              STATEMENTS OF INCOME

                                                 For the Six Months
                                                   Ended June 30,                 For the Years Ended December 31,
                                             --------------------------     --------------------------------------------
                                                1997            1996           1996             1995            1994
                                             ----------      ----------     -----------      -----------     -----------
                                             (Unaudited)     (Unaudited)    (Restated)       (Restated)      (Restated)
Interest income:
   Loans receivable                          $3,701,252      $3,222,535     $ 6,823,842      $ 5,839,659     $ 5,247,026
   Securities available for sale                 81,914          73,730         150,814          134,894         109,441
   Securities held to maturity                2,557,841       2,857,412       5,623,854        4,364,389       3,320,250
   Time deposits                                301,462         410,246         621,041        2,133,061       1,758,100
                                             ----------      ----------     -----------      -----------     -----------

       Total interest income                  6,642,469       6,563,923      13,219,551       12,472,003      10,434,817
                                             ----------      ----------     -----------      -----------     -----------

Interest expense:
   Deposits                                   4,416,467       5,028,797       9,731,511       10,009,266       7,740,293
   Other borrowed funds                           9,336          23,174          25,022            -                -
                                             ----------      ----------     -----------      -----------     -----------

       Total interest expense                 4,425,803       5,051,971       9,756,533       10,009,266       7,740,293
                                             ----------      ----------     -----------      -----------     -----------

Net interest income                           2,216,666       1,511,952       3,463,018        2,462,737       2,694,524

Provision for loan losses                        10,000            -            100,000             -               -
                                             ----------      ----------     -----------      -----------     -----------

       Net interest income after
        provision for loan losses             2,206,666       1,511,952       3,363,018        2,462,737       2,694,524
                                             ----------      ----------     -----------      -----------     -----------

Noninterest income:
   NOW account fees                              75,628          73,791         156,584          115,283         102,899
   Loan fees                                     98,495         144,310         259,665          153,681         229,082
   Service charges                               57,022          66,945         112,251           77,163         124,023
   Other                                         39,121          32,848          61,363           52,064          55,849
                                             ----------      ----------     -----------      -----------     -----------

       Total noninterest income                 270,266         317,894         589,863          398,191         511,853
                                             ----------      ----------     -----------      -----------     -----------

Noninterest expenses:
   Salaries and benefits                        721,654         612,317       1,261,090        1,204,204       1,410,302
   Deposit insurance premium                     63,103         221,302       1,701,758          426,172         396,847
   Occupancy expense                             99,556         111,870         215,101          176,757         110,114
   Data processing                               49,651          30,097          86,674          102,334         103,533
   Other                                        228,920         187,594         409,043          336,402         318,396
                                             ----------      ----------     -----------      -----------     -----------

       Total noninterest expense              1,162,884       1,163,180       3,673,666        2,245,869       2,339,192
                                             ----------      ----------     -----------      -----------     -----------

Income before income taxes                    1,314,048         666,666         279,215          615,059         867,185

Income tax expense                              444,184         221,530          84,681          203,059         287,227
                                             ----------      ----------     -----------      -----------     -----------

Net income                                   $  869,864      $  445,136     $   194,534      $   412,000     $   579,958
                                             ==========      ==========     ===========      ===========     ===========


                     The accompanying notes are an integral
                       part of these financial statements.

                        HOPKINSVILLE FEDERAL SAVINGS BANK
                              STATEMENTS OF EQUITY

                                                                          Net Unrealized
                                                                           Appreciation
                                                                          On Available-
                                                    Retained                 For-Sale                      Total
                                                    Earnings                Securities                     Equity
                                                  -----------               ----------                  -----------
Balance,
      December 31, 1993                           $13,404,247               $  933,270                  $14,337,517

   Net income, as restated                            579,958                     -                         579,958

   Net changes in unrealized
      appreciation on
      available-for-sale
      securities, net of taxes
      of $6,538                                          -                      12,692                       12,692
                                                  -----------               ----------                  -----------

Balance,
      December 31, 1994                            13,984,205                  945,962                   14,930,167

   Net income, as restated                            412,000                     -                         412,000

   Net changes in unrealized
      appreciation on
      available-for-sale
      securities, net of taxes
      of $339,986                                        -                     659,974                      659,974
                                                  -----------               ----------                  -----------

Balance,
      December 31, 1995                            14,396,205                1,605,936                   16,002,141

   Net income, as restated                            194,534                     -                         194,534

   Net changes in unrealized
      appreciation on
      available-for-sale
      securities, net of taxes
      of $322,935                                        -                     626,873                      626,873
                                                  -----------               ----------                  -----------

Balance,
      December 31, 1996                            14,590,739                2,232,809                   16,823,548

   Net income (unaudited)                             869,864                     -                         869,864

   Net changes in unrealized
      appreciation on
      available-for-sale
      securities, net of taxes
      of $294,271 (unaudited)                            -                     571,233                      571,233
                                                  -----------               ----------                  -----------

Balance,
      June 30, 1997                               $15,460,603               $2,804,042                  $18,264,645
                                                  ===========               ==========                  ===========


                     The accompanying notes are an integral
                       part of these financial statements.

                        HOPKINSVILLE FEDERAL SAVINGS BANK
                            STATEMENTS OF CASH FLOWS

                                                    For the Six Months
                                                      Ended June 30,                For the Years Ended December 31,
                                                ---------------------------    ------------------------------------------
                                                    1997            1996           1996            1995           1994
                                                -----------     -----------    -----------     -----------    -----------
                                                (Unaudited)     (Unaudited)    (Restated)      (Restated)     (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                  $   869,864     $   445,136    $   194,534     $   412,000    $   579,958
    Adjustments to reconcile net
     income to net cash provided by
     operating activities:
        Provision for loan losses                    10,000            -           100,000            -              -
        Depreciation                                 49,982          57,605        117,094          97,700         37,358
        Accretion of investment
         security discounts                         (14,329)         (2,732)        (5,499)         (4,233)        (2,703)
        Deferred income taxes                       (20,284)         34,078         49,864          51,774         (1,520)
        Stock dividend                              (57,200)        (52,500)      (107,500)        (97,700)       (77,300)
        Gain on sale of equipment                      -             (8,265)        (8,265)           (400)        (2,852)
        (Increase) decrease in:
          Accrued interest receivable                45,846        (291,649)      (229,434)       (267,530)      (247,878)
          Other assets                               18,549        (179,482)      (227,470)         23,561        (11,307)
        Increase (decrease) in
          other liabilities                         (20,686)        121,295        228,752         (46,386)       174,405
                                                -----------     -----------    -----------     -----------    -----------
        Net cash provided by (used in)
         operating activities                       881,742         123,486        112,076         168,786        448,161
                                                -----------     -----------    -----------     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net (increase) decrease
     in time deposits                                  -               -         5,000,000      20,000,000    (12,000,000)
    Net (increase) decrease
     in interest-bearing
     deposits in FHLB                                (3,196)      2,509,198      5,550,000       5,650,000     (1,775,000)
    Net (increase) decrease in
     federal funds sold                         (10,646,000)       (625,000)     7,448,000      (6,618,000)     9,135,000
    Proceeds from maturities of
     held-to-maturity securities                 22,306,634      38,088,591     44,010,074      51,503,438     11,773,691
    Purchases of held-to-maturity
     securities                                  (5,932,735)    (32,032,667)   (41,398,090)    (73,707,447)    (8,009,818)
    Purchases of available-for-
     sale securities                                   -            (15,000)       (15,000)           -              -
    Net increase in loans                        (2,950,601)     (6,097,148)   (10,840,515)     (6,228,670)   (10,722,488)
    Purchases of premises/equipment                (105,010)        (14,630)      (108,724)        (95,736)      (911,452)
    Proceeds from sale of equipment                    -             14,132         14,132             400          2,852
                                                -----------     -----------    -----------     -----------    -----------

        Net cash provided by (used in)
         investing activities                     2,669,092       1,827,476      9,659,877      (9,496,015)   (12,507,215)
                                                -----------     -----------    -----------     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in demand
     deposits, savings and
     NOW deposits                                   300,577       3,588,243      2,115,765      (9,868,232)       809,934
    Net increase (decrease)
     in time deposits                            (2,686,929)     (5,324,315)   (13,063,588)     18,943,928     11,705,448
    Increase (decrease) in advance
     payments by borrowers
     for taxes and insurance                        106,436         169,669          7,567         (22,947)        15,113
    Net increase (decrease) in
     other borrowed funds                        (1,317,000)           -         1,317,000            -              -
                                                -----------     -----------    -----------     -----------    -----------

        Net cash provided by (used in)
         financing activities                    (3,596,916)     (1,566,403)    (9,623,256)      9,052,749     12,530,495
                                                -----------     -----------    -----------     -----------    -----------

Increase (decrease) in cash
 and cash equivalents                               (46,082)        384,559        148,697        (274,480)       471,441

Cash and cash equivalents,
 beginning of period                              1,451,727       1,303,030      1,303,030       1,577,510      1,106,069
                                                -----------     -----------    -----------     -----------    -----------

Cash and cash equivalents,
 end of period                                  $ 1,405,645     $ 1,687,589    $ 1,451,727     $ 1,303,030    $ 1,577,510
                                                ===========     ===========    ===========     ===========    ===========

Interest paid                                   $ 4,689,103     $ 4,998,652    $ 9,557,312     $ 9,994,399    $ 7,691,107
                                                ===========     ===========    ===========     ===========    ===========

Income taxes paid                               $   220,074     $   116,600    $   285,991     $   146,000    $   279,046
                                                ===========     ===========    ===========     ===========    ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Significant accounting policies of the Bank are as follows:

        a.      Nature of Business

                Hopkinsville Federal Savings Bank (the "Bank") is a mutual savings bank which was organized in 1879. Its principal business consists of accepting deposits and residential mortgage loan originations in its primary market area of Christian, Calloway, Todd and Trigg Counties, Kentucky. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

        b.      Unaudited Interim Financial Statements

                In the opinion of management, the unaudited statement of financial condition and statement of equity as of June 30, 1997 and the unaudited statements of income and cash flows for the six months ended June 30, 1997 and 1996 reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the interim periods are not necessarily indicative of the results for the full year.

        c.      Cash and Cash Equivalents

                For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks".

        d.      Securities Held to Maturity

                Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income over the period to maturity using the level yield method.

                Declines in the fair value of individual held-to-maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The write-downs are included in earnings as realized losses.



                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        e.      Securities Available for Sale

                Available-for-sale securities consist of certain equity securities not classified as trading securities nor as held-to-maturity securities.

                Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized.

                Gains and losses on the sale of available-for-sale securities are determined using the specific identification method.

                Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The write-downs are included in earnings as realized losses.

                Premiums and discounts are recognized in interest income over the period to maturity using the level yield method.

        f.      Loans Receivable

                Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and discounts.

                Discounts on home improvement and consumer loans are recognized over the lives of the loans using the interest method. Loan origination fee income is recognized as received and direct loan origination costs are expensed as incurred. Statement of Financial Accounting Standard ("SFAS") No. 91 requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan. However, deferral of such fees and costs would not have a material effect on the financial statements.

                Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as nonaccrual. Loans may be returned to accrual


                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        f.      Loans Receivable (continued)

                status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

                The Bank provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management believes it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment.

        g.      Foreclosed Real Estate

                Real estate properties acquired through, or in lieu of, loan foreclosure are carried at the lower of cost or fair value less cost to sell. Costs of developing such real estate are capitalized, whereas costs relating to holding the property are expensed. Valuations are periodically performed by management, and any adjustments to value are made through an allowance for losses.

        h.      Income Taxes

                The Bank accounts for income taxes through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date.






                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        i.      Premises and Equipment

                Land is carried at cost. Land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture and equipment are depreciated generally by the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation are as follows:

                    Land improvements                                5-15 years
                    Buildings                                          40 years
                    Furniture and equipment                          5-15 years

        j.      Financial Instruments

                In the ordinary course of business the Bank entered into off-balance-sheet financial instruments consisting of commitments to extend credit, etc. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

        k.      Fair Values of Financial Instruments

                The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

                Cash and short term instruments. The carrying amounts of cash and short term instruments approximate their fair value.

                Available-for sale and held-to-maturity securities. Fair values for securities are based on quoted market prices.

                Loans receivable. For variable rate loans that reprice annually and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate mortgage loans and fixed rate commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.







                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        k.      Fair Values of Financial Instruments (continued)

                Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposits (CD's) are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected annual maturities on time deposits.

                Advances from borrowers for taxes and licenses. The carrying amounts of advances from borrowers approximate their fair value.

                Other borrowed funds. The carrying amounts of other borrowed funds approximate their fair values since such borrowings mature within 90 days.

                Accrued interest. The carrying amounts of accrued interest approximate their fair values.

                Off-balance-sheet instruments. Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

        l.      Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.










                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


2.      SECURITIES

        Securities, which consist of debt and equity investments, have been classified in the statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair values follow:

                                                             Gross                  Gross                Estimated
                                     Amortized            Unrealized             Unrealized                Market
                                        Cost                 Gains                 Losses                  Value
                                   ------------           -----------            ----------             ----------
        Available-for-sale securities

        June 30, 1997 (unaudited):

         Restricted:
          FHLB stock                $ 1,664,100           $      --              $    --                $ 1,664,100
          Intrieve                       15,000                  --                   --                     15,000
                                    -----------           -----------            ----------             -----------

                                      1,679,100                  --                   --                  1,679,100
         Unrestricted:
          FHLMC stock                   120,508             4,248,548                 --                  4,369,056
                                    -----------           -----------            ----------             -----------

                                    $ 1,799,608           $ 4,248,548            $    --                $ 6,048,156
                                    ===========           ===========            ==========             ===========

        December 31, 1996:

         Restricted:
          FHLB stock                $ 1,606,900           $      --              $    --                $ 1,606,900
          Intrieve                       15,000                  --                   --                     15,000
                                    -----------           -----------            ----------             -----------

                                      1,621,900                  --                   --                  1,621,900
         Unrestricted:
          FHLMC stock                   120,508             3,383,044                 --                  3,503,552
                                    -----------           -----------            ----------             -----------

                                    $ 1,742,408           $ 3,383,044            $    --                $ 5,125,452
                                    ===========           ===========            ==========             ===========

        December 31, 1995:

         Restricted:
          FHLB stock                $ 1,499,400           $      --              $    --                $ 1,499,400

         Unrestricted:
          FHLMC stock                   120,508             2,433,236                 --                  2,553,744
                                    -----------           -----------            ----------             -----------

                                    $ 1,619,908           $ 2,433,236            $    --                $ 4,053,144
                                    ===========           ===========            ==========             ===========

                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


2.      SECURITIES (continued)


                                                             Gross                  Gross                Estimated
                                     Amortized            Unrealized              Unrealized               Market
                                       Cost                  Gains                  Losses                 Value
                                     ---------            ----------              ----------             ---------
        Held-to-maturity securities

        June 30, 1997 (unaudited):

        U.S. government and agency securities:
         FHLB investment
          securities                $57,971,174           $    65,314            $  (448,970)           $57,587,518
                                    -----------           -----------            -----------            -----------

         Mortgage-backed
         securities:
          GNMA                       19,380,399               389,341                 (6,966)            19,762,774
          FNMA                        2,235,546                  -                   (30,198)             2,205,348
                                    -----------           -----------            -----------            -----------

                                     21,615,945               389,341                (37,164)            21,968,122
                                    -----------           -----------            -----------            -----------

                                    $79,587,119           $   454,655            $  (486,134)           $79,555,640
                                    ===========           ===========            ===========            ===========

        December 31, 1996:

        U.S. government and agency securities:
         FHLB investment
          securities                $77,962,421           $    38,984            $  (512,772)           $77,488,633
                                    -----------           -----------            -----------            -----------

         Mortgage-backed
         securities:
          GNMA                       17,531,921               297,278                 (3,430)            17,825,769
          FNMA                          452,347                  -                    (5,075)               447,272
                                    -----------           -----------            -----------            -----------

                                     17,984,268               297,278                 (8,505)            18,273,041
                                    -----------           -----------            -----------            -----------

                                    $95,946,689           $   336,262            $  (521,277)           $95,761,674
                                    ===========           ===========            ===========            ===========

        December 31, 1995:

        U.S. government and agency securities:
         FHLB investment
          securities                $80,990,171           $   123,901            $  (318,122)            80,795,950

         Mortgage-backed
         securities:
          GNMA                       17,563,003               264,491                 (5,511)            17,821,983
                                    -----------           -----------            -----------            -----------

                                    $98,553,174           $   388,392            $  (323,633)           $98,617,933
                                    ===========           ===========            ===========            ===========


                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


2.      SECURITIES (continued)

        The scheduled maturities of securities held-to-maturity at June 30, 1997 (unaudited), were as follows:


                                                           Amortized                 Fair
                                                             Cost                   Value
                                                          -----------            -----------
        Due in one year or less                           $ 8,998,564            $ 8,998,300

        Due in one to five years                           48,972,610             48,589,218
                                                          -----------            -----------

                                                           57,971,174             57,587,518

        Mortgage-backed securities                         21,615,945             21,968,122
                                                          -----------            -----------

                                                          $79,587,119            $79,555,640
                                                          ===========            ===========


        The scheduled maturities of securities held-to-maturity at December 31, 1996, were as follows:


                                                           Amortized                 Fair
                                                             Cost                   Value
                                                          -----------            -----------
        Due in one year or less                           $24,996,242            $24,949,200

        Due in one to five years                           52,966,179             52,539,433
                                                          -----------            -----------

                                                           77,962,421             77,488,633

        Mortgage-backed securities                         17,984,268             18,273,041
                                                          -----------            -----------

                                                          $95,946,689            $95,761,674
                                                          ===========            ===========


                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


3.      LOANS RECEIVABLE

        The components of loans in the statements of financial condition were as follows:

                                                                                            December 31,
                                                           June 30,               --------------------------------
                                                             1997                    1996                  1995
                                                        -------------             ---------             ----------
                                                         (Unaudited)
        Real estate loans:
          One-to-four family                            $80,222,361               $77,317,997          $70,417,160
          Multi-family                                    1,857,996                 1,466,486              491,621
          Construction                                    4,218,775                 5,388,959            4,062,183
          Non-residential                                 7,312,461                 5,466,414            5,107,504
                                                        -----------               -----------          -----------
            Total mortgage loans                         93,611,593                89,639,856           80,078,468
                                                        -----------               -----------          -----------
        Consumer loans:
          Loans secured by
           deposits                                       3,313,860                 3,484,074            3,323,604
          Other consumer loans                            4,288,162                 4,004,177            3,016,321
                                                        -----------               -----------          -----------
            Total consumer loans                          7,602,022                 7,488,251            6,339,925
                                                        -----------               -----------          -----------

                                                        101,213,615                97,128,107           86,418,393
        Less:
         Undisbursed portion
           of mortgage loans                             (2,549,680)               (1,414,773)          (1,540,766)
                                                        -----------               -----------          -----------
        Total loans                                      98,663,935                95,713,334           84,877,627
        Less allowance for
         loan losses                                       (227,444)                 (217,444)            (122,252)
                                                        -----------               -----------          -----------

                                                        $98,436,491               $95,495,890          $84,755,375
                                                        ===========               ===========          ===========


An analysis of the change in the allowance for loan losses follows:


                                                                       June 30,                        December 31,
                                                            ------------------------------     ----------------------------
                                                                1997             1996            1996                1995
                                                            -------------    -------------     --------            --------
                                                             (Unaudited)      (Unaudited)

                Balance at January 1                          $217,444         $122,252        $122,252            $122,252

                Loans charged off                                 -              (4,808)         (4,808)               -
                Recoveries                                        -                -               -                   -
                                                              --------         --------        --------            --------

                  Net loans charged off                           -              (4,808)         (4,808)               -

                Provision for loan
                 losses                                         10,000             -            100,000                -
                                                              --------         --------        --------            --------

                Balance at end of period                      $227,444         $117,444        $217,444            $122,252
                                                              ========         ========        ========            ========


                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


4.      PREMISES AND EQUIPMENT

        Components of properties and equipment included in the statements of financial condition consisted of the following:


                                                                                             December 31,
                                                            June 30,               ------------------------------
                                                              1997                   1996                  1995
                                                          ------------             --------              --------
                                                           (Unaudited)

        Land                                               $  574,067             $  570,566            $  495,566
        Land improvements                                     133,839                 82,511                82,511
        Buildings                                           2,033,532              2,033,532             2,026,226
        Furniture and equipment                               694,490                644,309               632,760
                                                           ----------             ----------            ----------
                                                            3,435,928              3,330,918             3,237,063
        Less accumulated
         depreciation                                      (1,048,024)              (998,042)             (889,950)
                                                           ----------             ----------            ----------

                                                           $2,387,904             $2,332,876            $2,347,113
                                                           ==========             ==========            ==========



        Depreciation expense was $49,982 and $57,605 for the six month periods ended June 30, 1997 and 1996, respectively, and $117,094, $97,700, and $37,358 for the years ended December 31, 1996, 1995, and 1994, respectively.

5.      DEPOSITS

        At June 30, 1997, the scheduled maturities of other time deposits (unaudited) were as follows:

             June 30, 1998                           $ 80,112,447
             June 30, 1999                             30,249,427
             June 30, 2000                              9,476,844
             June 30, 2001                              3,377,818
             June 30, 2002                                964,994
                                                     ------------
                                                     $124,181,530
                                                     ============


        At December 31, 1996, the scheduled maturities of other time deposits were as follows:

             1997                                    $ 77,287,337
             1998                                      32,362,134
             1999                                      10,432,949
             2000                                       6,152,509
             2001                                         632,156
             Thereafter                                     1,374
                                                     ------------
                                                     $126,868,459
                                                     ============


                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


5.      DEPOSITS, (continued)

        The amount of other time deposits with a minimum denomination of $100,000 was $6,999,298 at June 30, 1997 and $7,374,548 and $12,206,055
        at December 31, 1996 and 1995, respectively. Deposits in excess of $100,000 are not federally insured.

        Interest expense on deposits is summarized as follows:


                                                For the Six Months
                                                  Ended June 30,                For the Years Ended December 31,
                                             --------------------------     -------------------------------------------
                                                1997            1996           1996             1995            1994
                                             ----------      ----------     ----------       -----------     ----------
           Demand / NOW accounts             $   98,801      $   97,450     $  207,088       $   168,663     $  149,582
           Money market accounts                784,972         789,798      1,625,405         1,755,073      1,823,226
           Passbook savings                     151,255         158,558        302,052           329,996        329,233
           Other time deposits                3,381,439       3,982,991      7,596,966         7,755,534      5,438,252
                                             ----------      ----------     ----------       -----------     ----------

                                             $4,416,467      $5,028,797     $9,731,511       $10,009,266     $7,740,293
                                             ==========      ==========     ==========       ===========     ==========

        The Bank maintains clearing arrangements for its demand, NOW and money market accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At June 30, 1997, average daily clearings were approximately $492,000. At December 31, 1996, average daily clearings were approximately $536,760.

6.      OTHER BORROWED FUNDS

        During 1996, the Bank entered into a Cash Management Advance (CMA) program with the Federal Home Loan Bank. This program is a source of overnight liquidity to address day-to-day cash needs. The program has a term of up to 90 days and bears interest at a variable rate equal to the FHLB cost of funds (7.15% at December 31, 1996). The Bank may borrow up to $20,000,000 under this program and the amount is collateralized by a $20,000,000 FHLB investment security. As of December 31, 1996, the amount owed on the advance was $1,317,000. As of June 30, 1997, the amount owed on the advance was zero.

7.      FINANCIAL INSTRUMENTS

        The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


7.      FINANCIAL INSTRUMENTS (continued)

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and commercial letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

        Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

        Commitments to Extend Credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that most loan commitments are drawn upon by customers. The Bank has offered standby letters of credit on a limited basis. As of June 30, 1997, the Bank has not been requested to advance funds on any of the standby letters of credit.

        The estimated fair values of the Bank's financial instruments were as follows at June 30, 1997:


                                                                       Carrying                   Fair
                                                                        Amount                   Value
                                                                     ------------             ------------
        Financial assets:
           Cash and due from banks                                   $  1,405,645             $  1,405,645
           Time deposits                                                2,000,000                2,000,000
           Interest-earning deposits
             in FHLB                                                        3,196                    3,196
           Federal funds sold                                          11,146,000               11,146,000
           Securities available for sale                                6,048,156                6,048,156
           Securities held to maturity                                 79,587,119               79,555,640
           Loans receivable                                            98,436,491               98,154,333
           Accrued interest receivable                                  1,244,562                1,244,562

        Financial liabilities:
           Deposit liabilities                                       (181,441,014)            (181,395,855)
           Advances from borrowers for
             taxes and insurance                                         (290,556)                (290,556)

        Off-balance-sheet assets (liabilities):
           Commitments to extend credit                                                         (1,536,300)
           Commercial letters of credit                                                           (735,469)

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


7.      FINANCIAL INSTRUMENTS (continued)

        The estimated fair values of the Bank's financial instruments were as follows at December 31, 1996:


                                                                       Carrying                   Fair
                                                                        Amount                   Value
                                                                     ------------             ------------
        Financial assets:
           Cash and due from banks                                   $  1,451,727             $  1,451,727
           Time deposits                                                2,000,000                2,000,000
           Federal funds sold                                             500,000                  500,000
           Securities available for sale                                5,125,452                5,125,452
           Securities held to maturity                                 95,946,689               95,761,674
           Loans receivable                                            95,495,890               95,216,624
           Accrued interest receivable                                  1,290,408                1,290,408

        Financial liabilities:
           Deposit liabilities                                       (183,827,366)            (183,910,399)
           Advances from borrowers for
             taxes and insurance                                         (184,120)                (184,120)
           Other borrowed funds                                        (1,317,000)              (1,317,000)

        Off-balance-sheet assets (liabilities):
           Commitments to extend credit                                                           (919,375)
           Commercial letters of credit                                                           (499,030)

        The estimated fair values of the Bank's financial instruments were as follows at December 31, 1995:

                                                                       Carrying                   Fair
                                                                        Amount                   Value
                                                                     ------------             ------------
        Financial assets:
           Cash and due from banks                                   $  1,303,030             $  1,303,030
           Time deposits                                                7,000,000                7,000,000
           Interest-earning deposits
             in FHLB                                                    5,550,000                5,550,000
           Federal funds sold                                           7,948,000                7,948,000
           Securities available for sale                                4,053,144                4,053,144
           Securities held to maturity                                 98,553,174               98,617,933
           Loans receivable                                            84,755,375               84,755,375
           Accrued interest receivable                                  1,060,974                1,060,974

        Financial liabilities:
           Deposit liabilities                                       (194,775,189)            (195,352,312)
           Advances from borrowers for
             taxes and insurance                                         (176,553)                (176,553)

        Off-balance-sheet assets (liabilities):
           Commitments to extend credit                                                          (717,624)
           Commercial letters of credit                                                           (46,250)

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


8.      SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

        Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky. The majority of the loans are collateralized by a one-to-four family residence. The Bank requires collateral for all loans.

        The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

        The Bank had $2,003,196, $2,001,890 and $12,618,655 of cash on deposit with the FHLB and $11,514,808, $1,018,015 and $8,175,728 on deposit with one financial institution and $500,000, $500,000 and $500,000 on deposit with one financial institution at June 30, 1997, December 31, 1996 and December 31, 1995, respectively.

9.      PENSION PLAN

        Hopkinsville Federal Savings Bank has a noncontributory, defined benefit pension plan covering substantially all of its employees who satisfy certain age and service requirements. The benefits are based on years of service and the employee's average earnings which are computed using the five consecutive years prior to retirement that yield the highest average. Hopkinsville Federal's funding policy is to contribute annually, actuarially determined amounts to finance the plan benefits.

        The following table, as restated (see footnote 15), sets forth the plan's funded status and amounts recognized in the Bank's statements of financial condition at December 31:


                                                                  1996                   1995                1994
                                                               ----------             ----------           --------
        Actuarial present value of benefit
         obligations at December 31:

        Accumulated benefit obligation:
           Vested                                              $1,497,089             $1,326,840           $  974,870
           Nonvested                                                2,367                  2,945                5,977
                                                               ----------             ----------           ----------
                                                               $1,499,456             $1,329,785           $  980,847
                                                               ==========             ==========           ==========

                                   Continued

                        HOPKINSVILLE FEDERAL SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994
                       June 30, 1997 and 1996 (Unaudited)


9.      PENSION PLAN (continued)

                                                                  1996                   1995                 1994
                                                               ----------             ----------           ----------
        Projected benefit obligation
         for service rendered to date                         ($1,908,695)           ($1,749,959)         ($1,367,099)
        Plan assets at fair value                               1,414,661              1,260,431            1,051,477
                                                               ----------             ----------           ----------
        Projected benefit obligation
         in excess of plan assets                                (494,034)              (489,528)            (315,622)
        Unrecognized net obligation
         existing at December 31                                  (69,958)               (77,953)             (85,948)
                     -----------
        Unrecognized prior
         service cost                                             138,747                156,980              175,213
        Unrecognized net loss                                     298,457                267,194               67,605
                                                               ----------             ----------           ----------

        Accrued pension cost                                   $ (126,788)            $ (143,307)          $ (158,752)
                                                               ==========             ==========           ==========

        The components of net periodic pension cost for the years ended December 31, as restated (see footnote 15), are as follows:
        -----------  -----------------------------

                                                                  1996                   1995                 1994
                                                               ---------              ---------            ---------
           Service cost                                        $  79,562              $  67,543            $  79,265
           Interest cost on projected
            benefit obligation                                   131,247                113,469              171,703
           Actual return on assets                               (84,117)               (89,989)             (91,574)
           Net amortization/deferral                              (3,541)                12,497              (60,366)
                                                               ---------              ---------            ---------

           Net periodic pension cost                           $ 123,151              $ 103,520            $  99,028
                                                               =========              =========            =========

        Assumptions used to develop the net periodic pension cost were:

                                                                  1996                  1995                 1994
                                                                  -----                 -----                ----
           Discount rate                                          7.50%                 7.50%                8.30%
           Expected long-term rate of
            return on assets                                      8.00%                 8.00%                8.00%
           Rate of increase in
            compensation levels                                   4.50%                 4.50%                4.50%

                                    Continued

                        HOPKINSVILLE FEDERAL SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994
                       June 30, 1997 and 1996 (Unaudited)


10.     FEDERAL INCOME TAXES

        The provision for income taxes consisted of the following:

                                                          For the Six Months
                                                            Ended June 30,            For the Years Ended December 31,
                                                        ----------------------      ------------------------------------
                                                          1997          1996           1996        1995          1994
                                                        --------      --------       -------     --------      --------
           Current                                      $464,468      $187,452       $34,817     $151,285      $288,747
           Deferred                                      (20,284)       34,078        49,864       51,774        (1,520)
                                                        --------      --------       -------     --------      --------

                                                        $444,184      $221,530       $84,681     $203,059      $287,227
                                                        ========      ========       =======     ========      ========

        Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to income before income taxes as follows:

                                                          For the Six Months
                                                            Ended June 30,            For the Years Ended December 31,
                                                        ----------------------      ------------------------------------
                                                          1997          1996           1996        1995          1994
                                                        --------      --------       --------    --------      --------
           Expected income tax expense
            at federal tax rate                         $446,776      $226,666       $94,933     $209,120      $294,842
           Dividends received deduction                   (5,858)       (5,136)      (10,284)      (8,122)       (7,019)
           Other                                           3,266          -               32        2,061          (596)
                                                        --------      --------       -------     --------      --------

           Total income tax expense                     $444,184      $221,530       $84,681     $203,059      $287,227
                                                        ========      ========       =======     ========      ========

           Effective rate                                  33.8%         33.2%         30.3%        33.0%         33.1%
                                                        ========      ========       =======     ========      ========

        Deferred tax expense results from timing differences in the recognition of income and expense for tax and financial reporting purposes. The source and tax effect of these timing differences are as follows:

                                                          For the Six Months
                                                            Ended June 30,            For the Years Ended December 31,
                                                         ---------------------      -----------------------------------
                                                           1997         1996           1996        1995          1994
                                                         --------      -------       -------     -------       -------
           FHLB stock dividends                          $ 19,308      $17,745       $36,631     $33,262       $26,330
           Provision for bad-debts                        (39,592)      16,333         7,617      13,077        25,297
           Pension cost                                      -            -            5,616       5,251       (53,976)
           Other                                             -            -             -            184           829
                                                         --------      -------       -------     -------       -------

                                                         $(20,284)     $34,078       $49,864     $51,774       $(1,520)
                                                         ========      =======       =======     =======       =======

        The components of deferred taxes are summarized as follows:

                                                                                               December 31,
                                                         June 30,                   ----------------------------------
                                                           1997                        1996                    1995
                                                        ----------                  ----------              ----------
        Deferred tax liabilities:
           FHLB stock dividends                         $  306,544                  $  287,236              $  250,605
           Bad debt reserves                               225,109                     264,701                 257,084
           Unrealized appreciation
             on securities
             available for sale                          1,444,506                   1,150,235                 827,300
                                                        ----------                  ----------              ----------

                                                         1,976,159                   1,702,172               1,334,989
        Deferred tax asset:
           Pension cost                                     43,109                      43,109                  48,725
                                                        ----------                  ----------              ----------

        Net deferred tax liability                      $1,933,050                  $1,659,063              $1,286,264
                                                        ==========                  ==========              ==========

                                    Continued

                        HOPKINSVILLE FEDERAL SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994
                       June 30, 1997 and 1996 (Unaudited)


10.     FEDERAL INCOME TAXES (continued)

        Thrift institutions, in determining taxable income, have historically been allowed special bad debt deductions based on specified experience formulae or on a percentage of taxable income before such deductions. The bad debt deduction based on the latter has been gradually reduced to 8%. During August 1996, the President signed the Small Business Protection Act of 1996 that will, among other things, repeal the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. As a result, thrifts must recapture into taxable income the amount of their post-1987 tax bad debt reserves over a six-year period beginning after 1995. This recapture can be deferred for up to two years if the thrift satisfies a residential loan portfolio test. The Bank is expected to recapture approximately $878,800 of its tax bad debt reserves into taxable income over six years as a result of this new law. The recapture will not have any effect on the Bank's financial statements because the related tax expense has already been accrued.

        Because of such repeal, thrifts such as the Bank may only use the same tax bad debt reserve that is allowed for banks. Accordingly, a thrift with assets of $500 million or less may only add to its tax bad debt reserves based upon its moving six-year average experience of actual loan losses (i.e., the experience method). A thrift with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method). The Bank expects to continue to use the reserve method.

        The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under this new law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at June 30, 1997, December 31, 1996 and 1995 includes approximately $4,027,400 which represents such bad debt deductions for which no deferred income taxes have been provided.


                                    Continued

                        HOPKINSVILLE FEDERAL SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                        December 31, 1996, 1995 and 1994
                       June 30, 1997 and 1996 (Unaudited)


11.     RELATED PARTIES

        The Bank has entered into transactions with its directors and their affiliates (related parties). The aggregate amount of loans to such related parties at June 30, 1997 and December 31, 1996, was $224,990 and $230,490, respectively. During 1996, new loans to such related parties amounted to $55,976 and repayments amounted to $44,323.

12.     COMMITMENTS AND CONTINGENCIES

        In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

        The Bank had open loan commitments at June 30, 1997 and December 31, 1996 of $1,536,300 and $919,375, respectively. Of these amounts $385,075 and $268,600 as of June 30, 1997 and December 31, 1996, respectively, were for fixed rate loans. The interest rates for the fixed rate loan commitments ranged from 6.75% to 9.00% and 7.50% to 9.50% for June 30, 1997 and December 31, 1996, respectively.

13.     REGULATORY MATTERS

        The Financial Institutions Reform Recovery and Enforcement Act of 1989 ("FIRREA"), which instituted major reforms in the operation and supervision of the savings and loan industry, contains provisions for capital standards. These standards require savings institutions to have a minimum regulatory tangible capital (as defined in the regulation) equal to 1.50% of adjusted total assets and a minimum 3.00% core capital (as defined) of adjusted total assets. Additionally, savings institutions are required to meet a total risk-based capital requirement of 8.00%.

        The Bank is also subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning reporting on internal controls, accounting and operations.

        FDICIA's prompt corrective action regulations define specific capital categories based on an institutions' capital ratios. The capital categories, in declining order, are "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with OTS, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by the OTS or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution.

                                    Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


13.     REGULATORY MATTERS (continued)

        The following chart delineates the categories as defined in the FDICIA legislation:

                                                                           Tier I Risk-                  Total Risk-
                                             Core Capital                  Based Capital                 Based Capital
                                            --------------                ---------------               ---------------
        "Well capitalized"                            5.0%                          6.0%                         10.0%
        "Adequately
         capitalized"                                 4.0%                          4.0%                          8.0%
        "Undercapitalized"                  Less than 4.0%                Less than 4.0%                Less than 8.0%
        "Significantly
         undercapitalized"                  Less than 3.0%                Less than 3.0%                Less than 6.0%

        At June 30, 1997, the Bank's core, tier I risk-based, and total risk-based capital ratios were 7.7%, 25.1%, and 21.5%, respectively. These ratios placed the Bank in the "well capitalized" category. The following is a calculation of the Bank's regulatory capital (in thousands) at June 30, 1997:


                                                            Tier I                                                Total
                                                             Risk-                                                Risk-
                                            GAAP             Based            Tangible          Core              Based
                                           Capital          Capital           Capital          Capital           Capital
                                           -------          -------           -------          -------           -------
        GAAP capital,
         as reported                       $18,265          $18,265           $18,265          $18,265           $18,265

        Unrealized gains
         on certain
         available-for-
         sale securities                                       -               (2,804)          (2,804)           (2,804)

        General valuation
         allowance                                             -                 -                -                  227
                                                            -------           -------          -------           -------

        Regulatory capital                                  $18,265            15,461           15,461            15,688
                                                            =======

        Minimum capital
         requirement %                                                          1.50%            3.00%             8.00%

        Minimum capital
         requirement $                                                          2,995            5,991             5,829
                                                                              -------          -------           -------

        Regulatory capital
         excess                                                               $12,466          $ 9,470           $ 9,859
                                                                              =======          =======           =======

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


13.     REGULATORY MATTERS (continued)

        At December 31, 1996, the Bank's core, tier I risk-based, and total risk-based capital ratios were 7.2%, 23.0%, and 20.3%, respectively. These ratios placed the Bank in the "well capitalized" category. The following is a calculation of the Bank's regulatory capital (in thousands) at December 31, 1996:

                                                            Tier I                                                Total
                                                             Risk-                                                Risk-
                                            GAAP             Based            Tangible          Core              Based
                                           Capital          Capital           Capital          Capital           Capital
                                           -------          -------           -------          -------           -------
        GAAP capital,
         as reported                       $16,824          $16,824           $16,824          $16,824           $16,824

        Unrealized gains
         on certain
         available-for-
         sale securities                                       -               (2,233)          (2,233)           (2,233)

        General valuation
         allowance                                             -                 -                -                  217
                                                            -------           -------          -------           -------

        Regulatory capital                                  $16,824            14,591           14,591            14,808
                                                            =======

        Minimum capital
         requirement %                                                          1.50%            3.00%             8.00%

        Minimum capital
         requirement $                                                          3,032            6,065             5,846
                                                                              -------          -------           -------

        Regulatory capital
         excess                                                               $11,559          $ 8,526           $ 8,962
                                                                              =======          =======           =======

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                       June 30, 1997 and 1996 (Unaudited)

13.     REGULATORY MATTERS (continued)

        At December 31, 1995, the Bank's core, tier I risk-based, and total risk-based capital ratios were 6.8%, 22.7%, and 20.6%, respectively. These ratios placed the Bank in the "well capitalized" category. The following is a calculation of the Bank's regulatory capital (in thousands) at December 31, 1995:

                                                            Tier I                                                Total
                                                             Risk-                                                Risk-
                                            GAAP             Based            Tangible          Core              Based
                                           Capital          Capital           Capital          Capital           Capital
                                           -------          -------           -------          -------           -------
        GAAP capital,
         as reported                       $16,002          $16,002           $16,002          $16,002           $16,002

        Unrealized gains
         on certain
         available-for-
         sale securities                                       -               (1,606)          (1,606)           (1,606)

        General valuation
         allowance                                             -                 -                -                  122
                                                            -------           -------          -------           -------

        Regulatory capital                                  $16,002            14,396           14,396            14,518
                                                            =======

        Minimum capital
         requirement %                                                          1.50%            3.00%             8.00%

        Minimum capital
         requirement $                                                          3,165            6,330             5,639
                                                                              -------          -------           -------

        Regulatory capital
         excess                                                               $11,231          $ 8,066           $ 8,879
                                                                              =======          =======           =======

        The OTS risk-based capital regulation also includes an interest rate risk ("IRR") component that requires savings institutions with greater than normal IRR, when determining compliance with the risk-based capital requirements, to maintain additional total capital. The OTS has, however, indefinitely deferred enforcement of its IRR requirements. Under the regulation, a savings institution's IRR is measured in terms of the sensitivity of its "net portfolio value" to changes in interest rates. A savings institution is considered to have a "normal" level of IRR exposure if the decline in its net portfolio value after an immediate 200 basis point increase or decrease in market interest rates is less than 2% of the current estimated economic value of its assets. If the OTS determines in the future to enforce the regulation's IRR requirements, a savings institution with a greater than normal IRR would be required to deduct

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


13.     REGULATORY MATTERS (continued)

        from total capital, for purposes of calculating its risk-based capital requirement, an amount equal to one half the difference between the institution's measured IRR and 2%, multiplied by the economic value of the institution's total assets. Management does not believe that this regulation, when enforced, will have a material impact on the Bank.

        The United States Congress has passed legislation that resulted in an assessment on all Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF Fund. This one-time assessment amounted to approximately 66 basis points on SAIF assessable deposits held as of March 31, 1995. The assessment was payable no later than November 30, 1996 and amounted to approximately $1.23 million for the Bank. Such amount was charged to earnings at September 30, 1996.

14.     PLAN OF CONVERSION

        On May 21, 1997, the Board of Directors adopted a Plan of Conversion to convert the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank, as a wholly-owned subsidiary of a holding company chartered under Delaware law by the Bank for the purpose of acquiring control of the Bank following consummation of the Bank's conversion. The sale of stock to be issued in the conversion must be offered first to members, and then, at the Bank's discretion, stock not purchased by members may be sold to the general public at the same price as is paid by members.

        Costs associated with the conversion will be deducted from the proceeds of the sale of stock. Should the conversion be abandoned, the costs of conversion will be charged to expense in the year of abandonment. Conversion costs incurred through June 30, 1997 totaled $175,982 and none at December 31, 1996.

        At the time of conversion, the Bank will establish a liquidation account in the amount equal to the Bank's net worth as of the latest practicable date prior to conversion. The liquidation account will be maintained for the benefit of eligible deposit account holders who maintain their deposit accounts in the Bank after conversion.

                                   Continued

                       HOPKINSVILLE FEDERAL SAVINGS BANK
                         NOTES TO FINANCIAL STATEMENTS
                       December 31, 1996, 1995 and 1994
                      June 30, 1997 and 1996 (Unaudited)


14.     PLAN OF CONVERSION (continued)

        In the event of a complete liquidation (and only in such an event) and prior to any payment to stockholders, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in an amount proportionate to the depositor's current adjusted balance for deposit accounts held before any liquidation. Except for the repurchase of stock and payment of dividends by the Bank, the existence of the liquidation account will not restrict the use or application of such net worth.

        The Bank may not declare or pay a cash dividend on or repurchase any of its capital stock if the effect thereof would cause the Bank's net worth to be reduced below the capital requirements imposed by the OTS.


15.     RESTATEMENTS

        In August 1997, management determined that an error had occurred in the calculation of the pension plan accrual. In 1994, there were settlements of the entire pension obligations for two employees and these settlements were not accounted for properly under SFAS 88. When management determined there had been an error in the calculations, the amounts were recomputed in accordance with SFAS 88. The 1994, 1995 and 1996 financial statements and the information shown in footnote 9 were restated to reflect the correct amounts.

        The effect on the statement of financial condition as of December 31, 1994 was an increase in other liabilities of $158,751, a decrease in deferred federal income taxes payable of $53,976, and a decrease in retained earnings of $104,775. The effect on the statement of financial condition as of December 31, 1995 was a decrease in other liabilities of $15,445, an increase in deferred federal income taxes payable of $5,251, and an increase in retained earnings of $10,194. The effect on the statement of financial condition as of December 31, 1996 was a decrease in other liabilities of $16,518, an increase in deferred federal income taxes payable of $5,616, and an increase in retained earnings of $10,902.

        The effects on net income were as follows:


                                                                For the Years Ended December 31,
                                                            -------------------------------------------
                                                              1996              1995             1994
                                                            --------          --------         --------
           Net income as previously reported                $183,632          $401,806         $684,733

           (Increase) decrease in pension expense,
              net of tax                                      10,902            10,194         (104,775)
                                                            --------          --------         --------

           Net income as restated                           $194,534          $412,000         $579,958
                                                            ========          ========         ========

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information shall not be relied upon as having been authorized by the Company, the Bank or Investment Bank Services, Inc. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company or the Bank since any of the dates as of which information is furnished herein or since the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary.............................................................i
Risk Factors...................................................................1
Selected Financial Information And Other Data..................................6
HopFed Bancorp, Inc............................................................8
Hopkinsville Federal Savings Bank..............................................8
Use Of Proceeds................................................................8
Dividend Policy................................................................9
Capitalization................................................................11
Historical And Pro Forma Regulatory Capital Compliance........................13
Pro Forma Data................................................................14
Proposed Management Purchases.................................................20
Management's Discussion And Analysis Of.......................................22
Financial Condition And Results Of Operations.................................22
Business Of The Company.......................................................37
Business Of The Bank..........................................................37
Regulation....................................................................55
Taxation......................................................................61
Management Of The Company.....................................................62
Management Of The Bank........................................................62
The Conversion................................................................70
Certain Restrictions On Acquisition Of........................................84
The Company And The Bank......................................................84
Certain Anti-Takeover Provisions In...........................................85
The Certificate Of Incorporation And Bylaws...................................85
Description Of Capital Stock..................................................89
Registration Requirements.....................................................90
Legal Opinions................................................................90
Tax Opinions..................................................................90
Experts.......................................................................90
Additional Information........................................................91
Index To Financial Statements................................................F-1

         Until _________, 1997 (90 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                             HOPFED BANCORP, INC.
       (Proposed Holding Company for Hopkinsville Federal Savings Bank)
                                    (LOGO)






                             Up to 3,047,500 Shares





                                  COMMON STOCK





                              -------------------

                                   PROSPECTUS

                              -------------------







                        Investment Bank Services, Inc.

                          Friedman, Billings, Ramsey
                                  & Co., Inc.







                             _____________ , 1997